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As filed with the Securities and Exchange Commission on July 8, 2003

File No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Hard Rock Hotel, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Nevada (State or Other Jurisdiction of Incorporation or Organization)	7999 (Primary Standard Industrial Classification Code Number)	88-0306263 (I.R.S. Employer Identification No.)

4455 Paradise Road
Las Vegas, Nevada 89109
(702) 693-5000
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

James D. Bowen
Vice President Finance, Chief Financial Officer and Treasurer
4455 Paradise Road
Las Vegas, Nevada 89109
(702) 693-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregg A. Noel, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Title of Each Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

8 7/8% Second Lien Notes due 2013	$140,000,000	100%	$140,000,000	$11,326

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) promulgated under the Securities Act of 1933, as amended.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to the said Section 8(a), may determine.

Subject to completion, dated July 8, 2003

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

HARD ROCK HOTEL, INC.

        Offer to exchange all outstanding 8 7/8% Second Lien Notes due 2013 (which we refer to as the old notes) for 8 7/8% Second Lien Notes due 2013 (which we refer to as the new notes) which have been registered under the Securities Act of 1933, as amended.

        The exchange offer will expire at 5:00 p.m., New York City time, on                        , 2003, the 21st business day following the date of this prospectus, unless we extend the exchange offer in our sole and absolute discretion.

        The principal terms of the exchange offer are as follows:

  •
  We will exchange the new notes for all outstanding old notes that are validly tendered and not withdrawn pursuant to the exchange offer.

  •
  You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

  •
  The terms of the new notes are substantially identical to those of the outstanding old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

  •
  The exchange of old notes for new notes will not be a taxable transaction for U.S. federal income tax purposes, but you should see the discussion under the heading "Material United States Federal Income Tax Considerations" for more information.

  •
  We will not receive any proceeds from the exchange offer.

  •
  We issued the old notes in a transaction not requiring registration under the Securities Act, and as a result, transfer of the old notes is restricted. We are making the exchange offer to satisfy your registration rights, as a holder of the old notes.

        There is no established trading market for the new notes.

        See the section entitled "Risk Factors" beginning on page 12 for a discussion of risks you should consider prior to tendering your outstanding old notes for exchange.

        Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed, that for a period of one year after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale.

        None of the Securities and Exchange Commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board, any other gaming authority or any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2003.

        References in this prospectus to the "Company," "we," "our" or "us" refer to Hard Rock Hotel, Inc.

        When we use the term "notes" in this prospectus, the term includes the old notes and the new notes.

        You should rely only on the information contained in this prospectus. The Company has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

i

FORWARD LOOKING STATEMENTS

        Although statements made in this prospectus, and the information incorporated by reference herein, are not subject to the protections of the United States Private Securities Act of 1995, this prospectus does contain statements that are "forward-looking statements" as defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Statements containing expressions such as "believes," "anticipates" or "expects" and the negatives of these words are intended to identify forward-looking statements. All forward-looking statements involve risks and uncertainties. Although we believe our expectations are based upon reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurances that actual results will not materially differ from expected results. We caution that these and similar statements included and incorporated by reference into this prospectus are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. Such factors include, without limitation, the following:

  •
  increased competition in our existing market or the opening of new gaming jurisdictions;

  •
  a decline in the public acceptance of gaming;

  •
  the limitation, conditioning or suspension of any of our gaming licenses;

  •
  increases in or new taxes imposed on gaming revenues or gaming devices;

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  a finding of unsuitability by regulatory authorities with respect to our officers, directors or key employees;

  •
  loss or retirement of key executives;

  •
  significant increases in fuel or transportation prices;

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  adverse economic conditions in our key market; and

  •
  disruption in air travel and severe and unusual weather in our key market.

        Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. We undertake no obligation to publicly release any revisions to such forward-looking statements to reflect events or circumstances after the date hereof.

ii

SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that may be important to you. You should read this entire prospectus, including the financial data and related notes and the information described under the heading "Risk Factors," and the other documents to which we refer you.

Hard Rock Hotel, Inc.

        We own and operate the Hard Rock Hotel and Casino in Las Vegas, Nevada, a premier destination entertainment resort with a rock music theme. Commencing operations in 1995, the resort is modeled after the highly successful Hard Rock Cafe restaurant chain and is decorated with an extensive collection of rare rock memorabilia. The original Hard Rock Cafe was co-founded in 1971 by Peter Morton, our Chairman and Chief Executive Officer, and the "Hard Rock" name has grown to become widely recognized throughout the world. Since opening, the resort has developed a strong following among its target customer base of youthful individuals, generally between the ages of 25 and 45, who seek a vibrant, energetic entertainment and gaming experience with the services and amenities associated with a boutique luxury resort hotel. As evidence of its appeal to its target customer base, the resort was selected in 2001 and 2002 by the Travel Channel as having one of "The Top 10 Pools" in the world. The resort has also been recognized in 2003 by What's On for having the "Favorite Hotel Pool," "Favorite Hotel Overall," "Favorite Hotel Staff," "Favorite Retail Store," and "Favorite Dance Club." Additionally, the Las Vegas Review Journal has recognized Simon Kitchen and Bar as the "Best New Hotel Restaurant" in 2003.

        The resort commenced operations March 9, 1995. An approximately $100 million expansion of the resort was completed during May 1999 which significantly enhanced and enlarged the resort. The resort currently consists of:

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  an eleven-story hotel tower with 657 hotel rooms (including 63 suites);

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  an approximately 30,000 square-foot casino with 563 slot machines and 91 table games;

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  an approximately 3,600 square-foot retail store;

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  an approximately 11,500 square-foot nightclub, called "Baby's," with a capacity of 800 persons;

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  an approximately 6,000 square-foot banquet facility with a capacity of 390 persons;

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  a live music concert hall, called "The Joint," with a capacity of 2,050 persons;

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  a beach club including an outdoor swimming pool area with a tropical theme, or the "Beach Club;"

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  five restaurants;

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  three cocktail lounges;

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  an approximately 8,000 square-foot spa/salon/fitness center, called the "Rock Spa;" and

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  a Starbucks.

        The resort's uniquely-styled approximately 30,000 square-foot circular casino is a major attraction for Las Vegas locals, as well as tourists. The casino currently houses 563 slot machines and 91 table games. The casino's innovative design includes an elevated Center Bar surrounded by the circular gaming floor. Rock music is played continuously to provide the casino with an energetic and entertaining, club-like atmosphere. Our guest rooms and deluxe suites average approximately 500 square feet in size, which is larger than the size of the average Las Vegas hotel room, and are stylishly furnished with modern furniture, stainless steel bathroom sinks, pedestal beds with leather headboards and black-and-white photos of famous rock musicians. The rooms also include special amenities such as large 27-inch screen televisions with high speed Internet access, stereo systems and French doors that open to the outdoors. The Joint, a premier live music venue, successfully draws audiences from Las Vegas visitors, as well as the local Las Vegas population. Baby's, a popular nightclub, features well-known and innovative DJs from all around the country to provide the proper entertainment to attract our target clientele. The Beach Club features a 300-foot long, sand bottomed pool with a water slide, a water fall, a running stream and underwater rock music and has been dubbed "the eighth wonder of Las Vegas" by VOGUE magazine. The resort's five restaurants provide high quality offerings at multiple price points and include Simon Kitchen and Bar, Nobu, AJ's Steakhouse, Pink Taco and Mr. Lucky's.

        The resort occupies one of the most highly visible and easily accessible sites in Las Vegas. It is located on approximately 16.7 acres of land near the intersection of Paradise Road and Harmon Avenue, approximately two miles from McCarran International Airport and approximately one mile east of the Strip, the main tourist area in Las Vegas. The resort represents an attractive alternative for tourists, business travelers and locals who wish to avoid the crowds and congestion of the Strip, while maintaining close and easy access to the Strip. We have agreements with major hotels and casinos and retail establishments pursuant to which shuttle services are provided between such locations and the resort. The resort's location is particularly attractive due to its proximity to a high concentration of popular Las Vegas restaurants and nightclubs, the Las Vegas Convention Center, the Thomas & Mack Center at the University of Nevada Las Vegas, Las Vegas' primary sporting and special events arena, and a number of non-gaming hotels, which have an aggregate of more than 1,000 guest rooms.

The Resort's Expansion

        In order to accommodate our customers' needs and to continue to capitalize on our past success, we plan to expand the resort to include the following amenities:

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  increase the capacity of the resort's parking garage by creating approximately 370 new parking spaces;

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  remodel and expand approximately 60,000 square-feet of the resort, which includes a 21,000 square foot expansion of the banquet and meeting facilities, as well as improvements to pre-function lobbies, the business center and other areas;

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  remodel and expand the resort's nightclub, Baby's; and

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  create an exclusive "mega suite" which will comprise nearly 5,000 square-feet and include numerous amenities.

Business Strategy

        We believe our continued success in the Las Vegas marketplace is attributable to our unique positioning of the resort. Our business and marketing strategy for the resort is to create a vibrant and energetic entertainment and gaming environment that primarily appeals to a customer base of youthful individuals. We successfully use the Hard Rock theme, vibrant atmosphere and personalized service to differentiate the resort from the substantially larger "mega resorts" approximately one mile west on the Las Vegas Strip. Key elements of our strategy include the following:

        Unique Target Clientele.    We have successfully differentiated the resort in the Las Vegas market by targeting a predominantly youthful and "hip" customer base, which we believe consists primarily of rock music fans and youthful individuals, as well as actors, musicians and other members of the entertainment industry. To attract this target audience, we promote the resort as "the place to be" in Las Vegas. The "Hard Rock Hotel" trademark and Mr. Morton's extensive network of contacts in the music and entertainment industry have helped to attract a number of famous actors, musicians and celebrities to the resort. We believe that these customers form a combined demographic group that continues to be underserved by competing facilities despite recent competition from other properties in Las Vegas.

        Entertainment.    The Joint has hosted a variety of famous rock singers and popular music groups which in 2002 included, among others, legends such as the Rolling Stones, the Who, Aerosmith, the Eagles, Robert Plant and Bob Dylan; more recent phenomena such as No Doubt, the Red Hot Chili Peppers, Kid Rock, Depeche Mode and Moby; and cutting edge groups such as System of A Down, Korn, Tenacious D, Coldplay and Disturbed. We believe that The Joint has become a favorite venue for musicians and guests due to its relatively small capacity and intimate atmosphere.

        The resort has in the past year also hosted special events such as a post awards party for Fox Broadcasting's Billboard Music Awards; the AVP Invitational, a pro volleyball tournament; and most recently, live broadcasts of the Howard Stern Show live from the casino. We believe that The Joint's concerts and the resort's special events generate significant worldwide publicity and reinforce the resort's marquee image and unique position in the Las Vegas marketplace.

        Gaming Mix Targeted to Customer Base.    The casino currently includes 563 slot machines, 91 table games and an approximately 1,200 square-foot race and sports book. Our target gaming customer has a higher propensity to play table games and we strive to create a fun and enthusiastic gaming environment through the use of music themed gaming chips and playing surfaces and by promoting interaction between table game dealers and customers. The casino also features the latest slot machines, some of which reflect the resort's rock music theme, as well as more traditional machines. During 2002, 353 of our slot machines were modified to produce and accept tickets instead of coins to promote customer convenience and reduce operating costs.

        Significant Revenue From Non-Gaming Operations.    We derive a majority of our revenues from non-gaming operations. Our hotel, beach club, retail, food and beverage, and other operations allow us to market the resort as a full-service destination. Our diversified revenue base allows us to be less dependent on the casino as a source of revenues and profits, which we believe may result in less volatility in our earnings.

        Unsurpassed Customer Service.    One of the cornerstones of our business strategy is to provide our customers with an extraordinary level of personal service. Our management trains our employees to interact with guests and continually strives to instill in each employee a dedication to superior service designed to exceed guests' expectations. Mr. Morton is a visible proponent of the resort's emphasis on customer service and regularly speaks to employees and customers. In addition, Mr. Morton and other members of management personally respond to suggestions made on comment cards placed in each of the resort's hotel rooms.

Las Vegas Market

        Las Vegas is one of the fastest growing and largest entertainment markets in the United States. During 2002, gaming revenues in Clark County reached $7.6 billion. The number of visitors traveling to Las Vegas was approximately 35.1 million in 2002, representing a compound annual growth rate of 5.2% since 1988's 17.2 million visitors. Aggregate expenditures by Las Vegas visitors increased at a compound annual growth rate of 8.6% from $10.0 billion in 1988 to $31.6 billion in 2002. The number of hotel and motel rooms in Las Vegas increased at a compound annual growth rate of 5.0% from 67,391 in 1989 to 126,787 in 2002. We believe that the addition of quality themed hotel casinos and resorts during recent years will continue to increase visitor traffic to Las Vegas and we will benefit in particular due to our unique niche and proximity to the Strip.

Las Vegas Market Statistics

        The following table sets forth certain statistical information for the Las Vegas market for the years 1998 through 2002, as reported by the Las Vegas Convention and Visitor Authority.

	1998	1999	2000	2001	2002
Visitor volume (in thousands)	30,605	33,809	35,850	35,017	35,072
Clark County gaming revenues (in millions)	$6,347	$7,209	$7,671	$7,637	$7,631
Hotel / motel rooms	109,365	120,294	124,270	126,610	126,787
Airport passenger traffic (in thousands)	30,227	33,669	36,866	35,180	35,009
Convention attendance (in thousands)	3,302	3,773	3,853	5,014	5,105

Recent Developments

        On May 30, 2003, we issued $140.0 million aggregate principal amount of 8 7/8% Second Lien Notes due 2013, which we refer to as the old notes. Concurrently with the offering of the old notes, we entered into a new senior secured credit facility. We used the net proceeds from the old notes ($140.0 million), together with borrowings under our new credit facility ($20.0 million), and cash on hand ($0.7 million) to redeem or repurchase $120.0 million of our outstanding 9 1/4% Senior Subordinated Notes due 2005, to repay in full all of our then outstanding senior indebtedness totaling $19.3 million, to pay $15.0 million of the accrued dividends on our outstanding preferred stock and to pay bond tender and redemption premiums of $3.1 million and fees and expenses of $3.3 million. In addition, we exchanged all of our outstanding preferred stock, including accrued and unpaid dividends thereon, for junior subordinated notes. These transactions are collectively referred to in this prospectus as the "refinancing."

        Our principal executive offices are located at 4455 Paradise Road, Las Vegas, Nevada 89109 and our telephone number is (702) 693-5000.

Summary Description of the Exchange Offer

Old Notes	8 7/8% Second Lien Notes due 2013, which we issued on May 30, 2003.
New Notes
8 7/8% Second Lien Notes due 2013, the issuance of which has been registered under the Securities Act. The form and the terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.
Exchange Offer
We are offering to issue up to $140.0 million aggregate principal amount of the new notes in exchange for a like principal amount of the old notes to satisfy our obligations under the registration rights agreement that we entered into when the old notes were issued in transactions in reliance upon the exemption from registration provided by Rule 144A and Regulation S under the Securities Act.
Expiration Date; Tenders
The exchange offer will expire at 5:00 p.m., New York City time, on , 2003, the 21st business day following the date of this prospectus, unless extended in our sole and absolute discretion. By tendering your old notes, you represent to us that:
	•	you are not our "affiliate," as defined in Rule 405 under the Securities Act;
	•	any new notes you receive in the exchange offer are being acquired by you in the ordinary course of your business;
•
at the time of the commencement of the exchange offer, neither you nor anyone receiving new notes from you, has any arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the new notes in violation of the Securities Act;
•
if you are a broker-dealer, you will receive the new notes for your own account in exchange for old notes that were acquired by you as a result of your market-making or other trading activities and that you will deliver a prospectus in connection with any resale of the new notes you receive. For further information regarding resales of the new notes by participating broker-dealers, see the discussion under the caption "Plan of Distribution;" and
	•	if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the new notes, as defined in the Securities Act.

Withdrawal; Non-Acceptance
You may withdraw any old notes tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on , 2003. To be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses set forth on page 28. The notice must specify:
	•	the name of the person having tendered the old notes to be withdrawn;
	•	the old notes to be withdrawn, including the principal amount of such old notes; and
	•	where certificates for old notes have been transmitted, the name in which such old notes are registered, if different from that of the withdrawing holder.

If we decide for any reason not to accept any old notes tendered for exchange, the old notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of the old notes tendered by book-entry transfer into the exchange agent's account at The Depository Trust Company, which we sometimes refer to in this prospectus as DTC, any withdrawn or unaccepted old notes will be credited to the tendering holders' account at DTC. For further information regarding the withdrawal of the tendered old notes, see "The Exchange Offer—Withdrawal Rights."
Conditions to the Exchange Offer
The exchange offer is subject to customary conditions, which we may waive. See the discussion below under the caption "The Exchange Offer—Conditions to the Exchange Offer" for more information regarding the conditions to the exchange offer.
Procedures for Tendering Old Notes
Unless you comply with the procedure described below under the caption "The Exchange Offer—Guaranteed Delivery Procedures," you must do one of the following on or prior to the expiration or termination of the exchange offer to participate in the exchange offer:
•
tender your old notes by sending the certificates for your old notes, in proper form for transfer, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other documents required by the letter of transmittal, to U.S. Bank, N.A., as exchange agent, at one of the addresses listed below under the caption "The Exchange Offer—Exchange Agent"; or

•
tender your old notes by using the book-entry transfer procedures described below and transmitting a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent's message instead of the letter of transmittal, to the exchange agent. In order for a book-entry transfer to constitute a valid tender of your old notes in the exchange offer, U.S. Bank, N.A., as exchange agent, must receive a confirmation of book-entry transfer of your old notes into the exchange agent's account at DTC prior to the expiration or termination of the exchange offer. For more information regarding the use of book-entry transfer procedures, including a description of the required agent's message, see the discussion below under the caption "The Exchange Offer—Book-Entry Transfers."
Guaranteed Delivery Procedures	If you are a registered holder of old notes and wish to tender your old notes in the exchange offer, but
• the old notes are not immediately available;
• time will not permit your old notes or other required documents to reach the exchange agent before the expiration or termination of the exchange offer; or
• the procedure for book-entry transfer cannot be completed prior to the expiration or termination of the exchange offer;
then you may tender old notes by following the procedures described below under the caption "The Exchange Offer—Guaranteed Delivery Procedures."
Special Procedures for Beneficial Owners
If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should promptly contact the person in whose name the old notes are registered and instruct that person to tender them on your behalf. If you wish to tender in the exchange offer on your own behalf, prior to completing and executing the letter of transmittal and delivering your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name, or obtain a properly completed bond power from the person in whose name the old notes are registered.
Material United States Federal Income Tax Considerations
The exchange of the old notes for new notes in the exchange offer will not be a taxable transaction for United States federal income tax purposes. See the discussion below under the caption "Material United States Federal Income Tax Considerations" for more information regarding the United States federal income tax consequences to you of the exchange offer.
Use of Proceeds	We will not receive any proceeds from the exchange offer.

Exchange Agent	U.S. Bank, N.A. is the exchange agent for the exchange offer. You can find the address and telephone number of the exchange agent below under the caption, "The Exchange Offer—Exchange Agent."
Resales
Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the new notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act. However, you will not be able to freely transfer the new notes if:
	•	you are our "affiliate," as defined in Rule 405 of the Securities Act;
	•	you are not acquiring the new notes in the exchange offer in the ordinary course of business;
	•	you have an arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the new notes, you will receive in the exchange offer;
	•	you are holding old notes that have or are reasonably likely to have the status of an unsold allotment in the initial offering; or
	•	you are a broker-dealer that received new notes for its own account in the exchange offer in exchange for old notes that were acquired as a result of market-making or other trading activities.

If you fall within one of the exceptions listed above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction involving the new notes. See the discussion below under the caption "The Exchange Offer—Procedures for Tendering Old Notes" for more information.
Broker-Dealers
Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes which were received by the broker-dealer as a result of market making or other trading activities. We have agreed that for a period of up to one year after the consummation of this exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution" for more information.

Registration Rights Agreement
When we issued the old notes in May 2003, we entered into a registration rights agreement with the initial purchasers of the old notes. Under the terms of the registration rights agreement, we agreed to:
• use our reasonable best efforts to have the exchange offer registration statement declared effective on or prior to 180 days after the closing date of the offering; and
• use our reasonable best efforts to consummate the exchange offer within 30 business days after the date on which the exchange offer registration statement is declared effective;

If we fail to meet our registration obligations, we will pay liquidated damages at a rate of $.05 per week per $1,000 in principal amount of old notes held by a holder, increasing by an additional $.05 per week per $1,000 in principal amount of old notes for each subsequent 90-day period our registration obligations are not met, up to a maximum of liquidated damages of $.40 per week.

Under some circumstances set forth in the registration rights agreement, holders of old notes, including holders who are not permitted to participate in the exchange offer or who may not freely sell new notes received in the exchange offer, may require us to file and cause to become effective, a shelf registration statement covering resales of the old notes by these holders.

A copy of the registration rights agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. See "Description of the New Notes—Registration Rights Agreement; Liquidated Damages."

Consequences of Not Exchanging Your Old Notes

        If you do not exchange your old notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on the certificate for your old notes. In general, you may offer or sell your old notes only:

  •
  if they are registered under the Securities Act and applicable state securities laws;

  •
  if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

  •
  if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

        We do not intend to register the old notes under the Securities Act. Under some circumstances set forth in the registration rights agreement, however, holders of the old notes, including holders who are not permitted to participate in the exchange offer or who may not freely sell new notes received in the exchange offer, may require us to file, and to cause to become effective, a shelf registration statement covering resales of the old notes by these holders. For more information regarding the consequences of not tendering your old notes and our obligations to file a shelf registration statement, see "The Exchange Offer—Consequences of Exchanging or Failing to Exchange Old Notes" and "Description of the New Notes—Registration Rights; Liquidated Damages."

Summary Description of the New Notes

        The terms of the new notes and those of the outstanding old notes are substantially identical except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes. The summary below describes the principal terms of the new notes. For a more complete description of the terms of the new notes, see "Description of the New Notes" in this prospectus.

Issuer	Hard Rock Hotel, Inc.
Securities	Up to $140,000,000 aggregate principal amount of 8 7/8% Second Lien Notes due 2013.
Maturity	June 1, 2013.
Interest	Annual Rate: 8 7/8%. Payment Frequency: Every six months on June 1 and December 1. First Payment: December 1, 2003.
Ranking
The new notes will rank junior to our senior secured credit facility and will rank effectively senior to all of our other existing and future indebtedness except for permitted secured purchase money indebtedness.
Security
The new notes will be secured by a security interest in substantially all of our existing and future assets, other than certain licenses which may not be pledged under applicable law. The security interest will be junior to the security interest in the assets securing our obligations under our senior secured credit facility.
Optional Redemption
The new notes may be redeemed, in whole or in part, at any time on or after June 1, 2008, at the redemption prices described in this offering memorandum, plus accrued and unpaid interest. See "Description of the New Notes—Optional Redemption."

On or prior to June 1, 2006, we may redeem up to 35% of the aggregate principal amount of the new notes with the net cash proceeds from specified equity offerings at the redemption price described in the section "Description of the New Notes—Optional Redemption." We may, however, only make these redemptions if at least $91.0 million aggregate principal amount of the new notes remains outstanding after the redemptions.
Regulatory Redemption
We will have the option to direct a holder's disposition of the new notes or redeem the new notes in connection with gaming laws and regulations of the State of Nevada. See "Description of the New Notes—Regulatory Redemption."
Change of Control
If a change of control event occurs, each holder of new notes may require us to repurchase all or a portion of the holder's new notes at a purchase price equal to 101% of the principal amount of the new notes, plus accrued interest. See "Description of the New Notes—Repurchase at the Option of Holders—Change of Control."
Certain Covenants	The indenture governing the new notes will, among other things, limit our ability to:
• incur additional debt;

•	create liens or other encumbrances;
•	pay dividends or make other restricted payments;
•	prepay subordinated indebtedness;
•	make investments, loans or other guarantees;
•	sell or otherwise dispose of a portion of our assets;
•	enter into transactions with our affiliates;
•	change our line of business;
•	amend or otherwise modify the security documents relating to the collateral; and
•	make acquisitions or merge or consolidate with another entity.
The covenants are subject to a number of important qualifications and exceptions which are described in the section "Description of the New Notes—Certain Covenants."

RISK FACTORS

        You should carefully consider the risks described below, as well as other information contained and incorporated by reference in this prospectus, before tendering your old notes in this exchange offer. The risks and uncertainties described below are not the only risks we face. The risks associated with holding the old notes also apply to the new notes. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the value of the new notes offered by this prospectus could decline and you may lose part or all of your investment.

Risks Related to the Exchange Offer and Holding the New Notes

Holders who fail to exchange their old notes will continue to be subject to restrictions on transfer.

        If you do not exchange your old notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes described in the legend on the certificates for your old notes. The restrictions on transfer of your old notes arise because we issued the old notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws, or are offered and sold under an exemption from these requirements. We do not plan to register the old notes under the Securities Act. Furthermore, we have not conditioned the exchange offer on receipt of any minimum or maximum principal amount of old notes. As old notes are tendered and accepted in the exchange offer, the principal amount of remaining outstanding notes will decrease. This decrease will reduce the liquidity of the trading market for the old notes. We cannot assure you of the liquidity, or even the continuation, of the trading market for the outstanding old notes following the exchange offer. For further information regarding the consequences of tendering your old notes in the exchange offer, see the discussions below under the captions "The Exchange Offer—Consequences of Exchanging or Failing to Exchange Old Notes" and "Material United States Federal Tax Considerations."

You must comply with the exchange offer procedures in order to receive new, freely tradable notes.

        Delivery of new notes in exchange for old notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

  •
  certificates for old notes or a book-entry conformation of a book-entry transfer of old notes into the exchange agent's account at DTC, New York, New York as a depository, including an agent's message, as defined in this prospectus, if the tendering holder does not deliver a letter of transmittal;

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  a complete and signed letter of transmittal, or facsimile copy, with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message in place of the letter of transmittal; and

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  any other documents required by the letter of transmittal.

        Therefore, holders of old notes who would like to tender old notes in exchange for new notes should be sure to allow enough time for the old notes to be delivered on time. We are not required to notify you of defects or irregularities in tenders of old notes for exchange. Old notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer, certain registration and other rights under the registration rights agreement will terminate. See "The Exchange Offer—Procedures for Tendering Old Notes" and "The Exchange Offer—Consequences of Exchanging or Failing to Exchange Old Notes."

Some holders who exchange their old notes may be deemed to be underwriters and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

        If you exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

There is no established trading market for the new notes and you may find it difficult to sell your notes.

        There is no existing trading market for the new notes. We do not intend to apply for listing or quotation of the new notes on any exchange. Therefore, we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be, nor can we make any assurances regarding the ability of new note holders to sell their notes, the amount of new notes to be outstanding following the exchange offer or the price at which the new notes might be sold. As a result, the market price of the new notes could be adversely affected. Historically, the market for non-investment grade debt, such as the new notes, has been subject to disruptions that have caused substantial volatility in the prices of securities. Any such disruptions may have an adverse effect on holders of the new notes.

Although the new notes will be secured obligations, they will be subordinate to our senior secured credit facility and in the event of a default and foreclosure, the available collateral may not be sufficient to satisfy our obligations under the senior secured credit facility, the new notes and the old notes.

        Our payment obligations with respect to the new notes will be junior to our senior secured credit facility. In addition, while the new notes will be secured by substantially all of our existing and future assets, other than certain licenses which may not be pledged under applicable law, such liens will be subordinate to the liens securing our senior secured credit facility and certain other liens that are permitted pursuant to the terms of the indenture governing the new notes. As of June 30, 2003, we have $6.5 million of debt outstanding under our senior secured credit facility and the ability to borrow an additional $33.5 million.

        In the event there is a default and foreclosure on the collateral, the proceeds from the sale of collateral may not be sufficient to satisfy our obligations under either the new notes or the old notes. This is because proceeds from the sale of the collateral would be distributed first to satisfy our outstanding obligations under our senior secured credit facility before they would be available for payment to holders of the new notes and the old notes. The holders of the new notes and the old notes will not receive any proceeds from the sale of collateral until all indebtedness under our senior secured credit facility is paid in full.

        In addition, all payments on the new notes and the old notes will be blocked in the event of a payment default on our senior secured credit facility and may be blocked for up to 179 days in the event of certain nonpayment defaults on our senior secured credit facility.

        We have not prepared any appraisals of the collateral in connection with the issuance of the new notes. By its nature, some or all of the collateral will be illiquid and may have no readily ascertainable value, and the value of the collateral in the event of a liquidation will depend in part on market conditions and other factors beyond our control. Accordingly, we cannot assure you that all the collateral will be salable or that there will be sufficient funds available to repay either the new notes or the old notes after payment in full of debt outstanding under our senior secured credit facility.

        The trustee for the new notes and the old notes and the agent for our senior secured credit facility have entered into an intercreditor agreement, under which the lenders under our senior secured credit facility will the exclusive right to dispose of, release, foreclose on, or otherwise deal with the collateral securing our senior secured credit facility, the new notes and the old notes. As a result, the holders of the new notes and the old notes do not have the ability to exercise any of those remedies or take other actions to protect their interest in the collateral. See "Description of the New Notes—Intercreditor Agreement."

The collateral securing the new notes may be subject to other senior security interests in addition to those under our senior secured credit facility.

        The indenture governing the new notes permits liens in addition to those under our senior secured credit facility (and any permitted refinancing of that facility). For example, we will be able to incur up to $15 million of secured debt to finance the costs of property, plant or equipment. Furthermore, landlords', warehousemens', materialmens', bankers' and some tax liens and liens of some lenders, such as purchase money lenders, may, as a matter of law, have priority over the liens granted in the collateral to the trustee for the new notes. We cannot assure you that the collateral is not and will not become subject to other senior security interests, in addition to those under our senior secured credit facility and any permitted refinancing of that facility and those permitted by the terms of the notes, which will have priority over the security rights granted to the trustee for the benefit of the holders of the new notes.

If we default on the payment of the new notes, any resulting foreclosure sale of the collateral may be hindered by applicable gaming laws and regulations or by bankruptcy laws.

        The new notes will be secured by substantially all of our existing and future assets, other than certain licenses which may not be pledged under applicable law. In any foreclosure sale of these assets, the purchaser or operator would need to be licensed in order to operate gaming at the facility under the Nevada gaming laws and regulations. If the trustee is unable, or chooses not, to sell the resort, the trustee would not be permitted to continue gaming operations at the resort unless it received all applicable licenses and approvals on behalf of itself and the noteholders or leased the casino operation pursuant to a fixed market rental lease to an entity licensed under the Nevada gaming laws. Because potential bidders who wish to operate the facility as a casino must satisfy these requirements, the number of potential bidders in a foreclosure sale could be fewer than in foreclosures of other types of facilities. These requirements might delay the sale of, and adversely affect the sales price for, the resort. The ability to take possession and dispose or foreclose upon of the collateral securing the notes would likely be significantly impaired or delayed by bankruptcy law if we have become a debtor in a case under the bankruptcy code before the disposition or foreclosure has been completed.

In the event of our bankruptcy or the bankruptcy of Peter A. Morton, we might lose the rights to the "Hard Rock" name.

        One of the assets included in the collateral for the new notes is our rights to use the "Hard Rock" name. We acquired those rights under a sublicense agreement with Peter A. Morton. In turn, Mr. Morton acquired his rights to the name under a license agreement with The Rank Group plc, or "Rank." Our sublicense will terminate on the earlier of June 1, 2018 or the payment in full of all amounts owed under the notes.

        Some bankruptcy courts have held that a debtor is prohibited from assuming or assigning an intellectual property license agreement, if the debtor is the licensee, without the licensor's consent. Thus, if we became the debtor in a case under the Bankruptcy Code and the bankruptcy court reached that conclusion, we could lose our rights to use the name "Hard Rock," unless Mr. Morton consented. Likewise, without Mr. Morton's consent, we would not have the right to assign our rights under the sublicense to a buyer, and the trustee may not be able to foreclose on those rights. In light of the foregoing risks, Mr. Morton has agreed to consent to our assumption of the sublicense agreement in the event of our bankruptcy or to enter into a new sublicense agreement with us, on substantially the same terms. This limited consent, however, may not permit the noteholders to foreclose or the rights to be sold to an unrelated third party.

        We could also lose our rights to use the name "Hard Rock" if Mr. Morton became the debtor in a bankruptcy case. By application of the same principles, a court might prohibit Mr. Morton from assuming his license agreement with Rank without Rank's consent. If Mr. Morton lost his rights under his license agreement, we would likely lose our rights under the sublicense agreement, as well.

        For the above reasons, we cannot assure you that we would retain the right to use the name "Hard Rock" if either we or Mr. Morton became a debtor in a case under the Bankruptcy Code.

Under certain circumstances, a court applying federal or state fraudulent transfer law could cancel our obligations under the new notes and the liens securing the new notes.

        If, after issuing the new notes, we become the debtor in a bankruptcy case or encounter other financial difficulty, a court could, under the fraudulent transfer provisions of federal bankruptcy law and corresponding state laws, avoid (that is, cancel) our obligations under the new notes and the liens that secure the new notes. A court could do so if it concluded that, when we issued the old notes and granted the liens, we (1) received less than fair consideration or reasonably equivalent value, and (2) either (a) were or were rendered insolvent, (b) were engaged in a business or transaction for which our remaining unencumbered assets constituted unreasonably small capital, or (c) intended to incur or believed (or reasonably should have believed) that we would incur debts beyond our ability to pay.

        A court would likely find that we received less than fair consideration or reasonably equivalent value to the extent that the old notes' proceeds were used to pay the planned preferred stock dividend.

        If the court avoided the notes, you would have no rights against us for amounts due under the new notes. Moreover, the court could also order you to return any payments previously made by us.

        The measure of insolvency for the above purposes will vary depending on the law of the jurisdiction being applied. Generally, an entity would be considered insolvent if the sum of its debts (including contingent or unliquidated debts) is greater that the fair value of its property or if the present fair salable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured.

        Our balance sheet, as of March 31, 2003, indicates that our outstanding debt will exceed the book value of our assets by approximately $21.2 million. See "Selected Historical Financial Data." We believe that our assets' fair market value is significantly higher than book value and exceeds our debt. But we have not conducted an appraisal of our assets, and we cannot assure you that a court would conclude that we were not insolvent when we issued the old notes.

As a noteholder, you may be required to comply with licensing, qualification or other requirements under gaming laws or dispose of your securities.

        The Nevada Gaming Authority may require that a noteholder be licensed, qualified or found suitable, or comply with some other requirement under applicable gaming laws in the State of Nevada. If you purchase or otherwise accept an interest in the new notes, by the terms of the indenture, you will agree to comply with all of these requirements, including your agreement to apply for a license, qualification or a finding of suitability, or comply with any other requirement, within the required time period, as provided by the relevant gaming authority. If you fail to apply to be, or fail to become, licensed or qualified, or are found unsuitable or fail to comply with any other requirement of a gaming authority, then we will have the right, at our option, to:

  •
  require you to sell your new notes or beneficial interest in the new notes within 10 days after you receive notice of our election, or any other date that such gaming authority may request or prescribe; or

  •
  redeem your new notes (possibly within less than 10 days following the notice of redemption if requested or prescribed by the gaming authority) at a price equal to the lesser of:

  •
  your cost;

  •
  the principal amount of the new notes, plus accrued and unpaid interest, if any, to the earlier of the redemption date and the date of the finding of unsuitability by such gaming authority; and

  •
  the fair market value of the new notes, plus accrued and unpaid interest, if any, to the earlier of the redemption date and the date of the finding of unsuitability by such gaming authority.

        We will notify the indenture trustee in writing of any redemption as soon as practicable. We will not be responsible for any costs or expenses you may incur in connection with your application for a license, qualification or a finding of suitability, or your compliance with any other requirement of a gaming authority. The indenture will also provide that as soon as a gaming authority requires you to sell your notes, you will, to the extent required by applicable gaming laws, have no further right:

  •
  to exercise, directly or indirectly, any voting right conferred by the new notes; or

  •
  to receive from us any interest, dividends or any other distributions or payments, or any remuneration in any form, relating to the new notes, except the redemption price we refer to above.

We may not be able to purchase the new notes upon a change of control.

        Upon the occurrence of specified "change of control" events, we will be required to offer to purchase each holder's notes at a price equal to 101% of their principal amount plus accrued and unpaid interest. We may not have sufficient financial resources at the time of a change of control to purchase all of the new notes that holders tender to us upon a change of control offer, and restrictions under our senior secured credit facility may prevent us from being able to do so. If we fail to make a change of control offer or pay the required purchase price when due, an event of default will occur. Under our senior secured credit facility, the occurrence of a change of control will also constitute a default giving our lenders the right to terminate the commitments and accelerate the maturity of all or portions of our borrowings pursuant to such facility. We cannot assure you that under these circumstances we would be able to obtain necessary consents from our lenders under the senior secured credit facility and/or any future credit facility to permit us to repurchase the new notes pursuant to a change of control or to repay or refinance all of our indebtedness under the senior secured credit facility. See "Description of the New Notes—Repurchase at the Option of Holders."

Risks Related to Our Business, Including Our Debt

Our significant leverage will severely restrict our financing options and will result in high interest payments.

        We are highly leveraged. After giving effect to the refinancing, we would have had an aggregate of approximately $195.6 million of total indebtedness as of March 31, 2003. In addition, after giving effect to the refinancing, we would have had capacity under the senior secured credit facility to incur an additional $33.5 million of indebtedness as of March 31, 2003. Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations under the new notes.

        The consequences of our leverage also include, but are not limited to, the following:

  •
  our ability to obtain additional financing in the future for working capital, capital expenditures, development financing or other purposes may be limited;

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  we will be limited in our ability to use operating cash flow in other areas of our business because we must dedicate a significant portion of our operating cash flow to make principal and interest payments on our indebtedness;

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  we may be placed at a competitive disadvantage relative to competitors that are not has highly leveraged; and

  •
  we will be susceptible to adverse changes in the economy and the Las Vegas gaming market.

        In addition, the indenture governing the new notes and our senior secured credit facility contains financial and other restrictive covenants limiting our ability to incur additional debt, but does not fully prohibit us from incurring debt in the future. Accordingly, following the issuance of the new notes we will have the capacity to issue additional indebtedness, including the ability to incur additional indebtedness under our senior secured credit facility. If new debt is added to our current level of indebtedness, risks that we now face relating to our leverage could increase.

        Furthermore, our senior secured credit facility imposes certain operating and financial restrictions on us. Our senior secured credit facility requires us to maintain specified fixed charge coverage, total leverage and senior leverage ratios. Our senior secured credit facility also limits, among other things, our ability to create liens on our assets, sell assets or engage in mergers or consolidations, make investments, pay dividends or engage in intracorporate transactions. Our failure to comply with numerous restrictive covenants contained in our debt agreements may result in a default, which, if not cured or waived, could have a material adverse effect on our business and results of operations.

Our failure to generate sufficient revenue to repay our debt would require us to seek additional funding which we may not be able to arrange.

        We will be dependent to a significant extent upon the successful operation of the resort for coverage of our debt service. Our future operating performance is itself dependent on a number of factors, many of which are outside of our control, including prevailing economic conditions, the demand for service we provide, competition and financial, business, regulatory and other factors. There can be no assurance that our future cash flows will be sufficient to meet all of our obligations and commitments.

        If we are unable to generate sufficient cash from our future operations to satisfy any debt service requirements, or to pay our debts as they mature, we would be required to explore alternatives, such as seeking additional debt or equity financing, reducing or delaying capital expenditures or selling material assets or operations. We cannot assure that we would be successful in implementing any of these alternatives, if necessary. Also, Nevada law contains certain restrictions on the ability of companies engaged in the gaming business to undertake certain financing transactions. These restrictions, which are described in "Government Regulation," could cause delays in obtaining necessary capital.

Our failure to satisfy our obligations under our senior secured credit facility could result in the loss of substantially all of our assets.

        If we default on our senior secured credit facility, either by failing to make required payments or by breaching a covenant, the lenders under the new senior secured credit facility could elect to:

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  declare all borrowings to be due and payable, together with accrued and unpaid interest, and

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  terminate their commitments.

        If the lenders for any reason require early repayment of the funds borrowed pursuant to the senior secured credit facility, or fail to provide funds pursuant to the revolving credit facility, we may not be able to repay that indebtedness or continue to operate.

        Our obligations under the senior secured credit facility are secured by liens on substantially all of our existing and future assets, other than certain licenses which may not be pledged under applicable law. Upon an event of default and acceleration under our senior secured credit facility the lenders may exercise the right to control the operation of the resort. That right is subject to prior approval by the Nevada Gaming Authorities of their application to acquire control of the resort.

        Borrowings under our senior secured credit facility will bear interest at floating rates based on the Federal Funds Rate, the prime lending rate or LIBOR. Increases in interest rates on indebtedness under our senior secured credit facility would increase our interest payment obligations and could adversely effect our business and results of operations.

We are subject to intense local competition that could hinder our ability to operate profitably.

        Our success is dependent upon the success of the resort and its continuing ability to attract visitors and operate profitably. However, our operations are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond our control.

        The resort, located less than one mile east of the Strip, competes with other high-quality Las Vegas resorts and other Las Vegas hotel casinos, including those located on the Strip, on the basis of overall atmosphere, range of amenities, price, location, entertainment offered, theme and size. Currently, there are approximately 30 major gaming properties located on or near the strip, 13 additional major gaming properties in the downtown area and additional gaming properties located in other areas of Las Vegas. Many of the competing properties, such as the Rio, Mandalay Bay, Paris, The Venetian, The Mirage, Treasure Island, Caesar's Palace, Luxor, New York-New York, Bellagio, Aladdin, the Palms and the MGM Grand have themes and attractions which draw a significant number of visitors and directly compete with our operations. Some of these facilities are operated by companies that have more than one operating facility and may have greater name recognition and financial and marketing resources than us and market to the same target demographic group as we do. Furthermore, additional hotel casinos, containing a significant number of hotel rooms, are expected to open in Las Vegas within the coming years. There can be no assurance that the Las Vegas market will continue to grow or that hotel casino resorts will continue to be popular, and a decline or leveling off of the growth or popularity of such facilities would adversely affect our financial condition and results of operations.

We also face competition from gambling venues located in other parts of the country and potentially from other "Hard Rock" enterprises.

        We may also face competition from competing "Hard Rock" hotels and casinos that may be established in jurisdictions other than Las Vegas. We have the exclusive right to use the "Hard Rock Hotel" and "Hard Rock Casino" trademarks only in connection with the existing hotel and casino. Mr. Morton and Rank have rights to use the name "Hard Rock Hotel" and "Hard Rock Casino" in connection with other hotels and casinos, including in areas that may compete directly with us. We cannot assure that the development by Rank or Mr. Morton of other hotels and casinos using names that include the phrase "Hard Rock" outside of Las Vegas will not adversely affect us. See "Certain Relationships and Related Transactions—Transaction Related to the "Hard Rock" Brand Name."

        To a lesser extent, we compete with hotel casinos in the Mesquite, Laughlin, Reno and Lake Tahoe areas of Nevada, Atlantic City, New Jersey and other parts of the United States. We also compete with state-sponsored lotteries, on- and off-track wagering, card parlors, riverboat and Native American gaming ventures, and other forms of legalized gaming in the United States, as well as with gaming on cruise ships, Internet gaming ventures and international gaming operations. Continued proliferation of gaming activities could significantly and adversely affect our business and results of operations. See "—Recently Enacted and Possible Legislation Governing Gambling Activities Could Materially and Adversely Affect Our Business."

        Many of our competitors in the hotel casino industry are emphasizing or are expected to emphasize their non-gaming businesses, including retail sales. Consequently, we have recently experienced, and expect to continue to experience, increased competition in the retail sales market in Las Vegas.

Use of the "Hard Rock" brand names by entities other than us could damage our business and hurt our results of operations.

        We benefit from the global name recognition and reputation generated by the Hard Rock Cafes that are operated by Rank. At present, Rank operates or franchises over 100 Hard Rock Cafes located in the United States and abroad. Rank is, however, under no obligation to continue to own, operate or franchise the Hard Rock Cafes, and there can be no assurance that Rank will not sell, change the focus of, or manage such restaurants in a manner that would adversely affect the resort.

        In addition, although we have obtained the exclusive right to use and develop the "Hard Rock Hotel" and "Hard Rock Casino" trademarks in connection with the resort in Las Vegas, a subsidiary of Rank is the sole owner of the rights to the "Hard Rock Cafe," "Hard Rock Hotel" and "Hard Rock Casino" trademarks. As a result, Rank or its licensee can exploit the "Hard Rock" name and logo, other than in connection with hotel casinos and casinos in the Morton Territory, including marketing "Hard Rock" merchandise, anywhere in the world. See "Certain Relationships and Related Transactions—Transaction Related to the "Hard Rock" Brand Name." There can be no assurance that our business and results of operations will not be adversely affected by the management of the "Hard Rock" brand name.

We depend upon one key market and have a limited base of operations which may result in fluctuations in our operating results and inability to generate sufficient cash flow to fund our working capital needs.

        All of our revenues are generated from the resort. Our results of operations are dependent on conditions in Las Vegas and, indirectly, Southern California, where many of the resort's targeted customers reside. A decline in the local economies of Las Vegas or Southern California could have a negative effect on our business and results of operations. Electrical energy shortages, and possible rate increases in California could also adversely affect our financial results. In addition, because Las Vegas draws from a national and international tourist base, a downturn in the domestic or global economies could have a negative effect on our business and results of operations. Furthermore, due to our single location, we are subject to greater risks than a more diversified hotel and casino resort operator, including natural and other disasters and changes in local and state governmental laws and regulations.

        The combination of the single location and the significant investment associated with it may cause our operating results to fluctuate significantly and adversely affect us. Due to the single location, poor operating results at the resort would materially affect our total profitability. Future growth in revenues and profits will depend to a large extent on our ability to successfully generate cash flow from our single location sufficient for our working capital needs.

We rely on key personnel, the loss of the services of which would materially and adversely affect our results of operations.

        Our ability to operate successfully and competitively is dependent, in part, upon the continued services of certain of our employees, particularly Peter A. Morton, Chairman of the Board and Chief Executive Officer. In the event that Mr. Morton were to leave us, we might not be able to find a suitable replacement. We believe that the loss of services by Mr. Morton could have a material adverse effect on us. We do not maintain key man life insurance for any officer or director, including Mr. Morton. Mr. Morton has several outside business interests and may have additional business interests in the future. Although Mr. Morton currently spends substantially all of his business time on our business and operations, we cannot assure that he will do so in the future.

        Our shareholders, officers, directors and key employees, including Mr. Morton, are required to file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny any application for any cause that they deem reasonable. In the event the Nevada Gaming Authorities were to find any person unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever all relationships with such person. We cannot assure that any such person will be able to obtain or maintain any requisite license or finding of suitability by the Nevada Gaming Authorities.

We are controlled entirely by Mr. Morton.

        Mr. Morton beneficially owns over 90% of our outstanding common stock, including 100% of our outstanding voting common stock. Thus, Mr. Morton controls the election of our Board of Directors and can approve or disapprove any other matters submitted to the shareholders.

Lack of significant operating history with current management.

        We have independently operated the resort for approximately five years. During the past year, our President and Chief Operating Officer resigned. Subsequent to year-end, our Board of Directors appointed a new President and Chief Operating Officer. Our continued success will depend on the successful management by this new officer of our operations. We cannot assure that our new President will be able to successfully manage our operations effectively.

Our operations have historically resulted in net losses applicable to common shareholders.

        We recorded net losses applicable to common shareholders for the past five fiscal years. The $2.9 million net loss applicable to common shareholders for the year ended December 31, 2002 is attributable in part to pre-opening costs of $0.3 million related to Simon Kitchen and Bar's opening and abandonment loss on discontinued development of $1.7 million related to our decision to abandon plans to develop the Pink Taco restaurant in California. The $4.7 million net loss applicable to common shareholders for the year ended December 31, 2000 is attributable in part to the settlement of certain litigation and claims and to disruption from the remodeling of a portion of the hotel rooms in the resort's original hotel tower. The net loss applicable to common shareholders of $12.5 million for fiscal year 1999 is largely attributable to a $5.0 million write-off of pre-opening expenses and decreased revenues resulting from disruption caused by construction of our expansion. The net loss for the fiscal year ended November 30, 1998 of $3.7 million is largely attributable to the write-off of loan fees of $3.5 million associated with the termination of our old credit facility and a $1.5 million write-off of legal fees associated with trademark litigation. We cannot assure that we will not post a net loss in the future.

Factors affecting the economy and consumer confidence may harm our operating results.

        The strength and profitability of our business depends on the overall demand for our products and growth in the gaming industry. Gaming industry revenues are sensitive to general economic conditions and are influenced by consumer confidence in the economy and other factors. The terrorist attacks of September 11, 2001, ongoing terrorist and war activities in the United States and elsewhere and concerns relating to travel safety generally have had a negative impact on travel and leisure expenditures, including lodging, gaming and tourism, and are likely to continue to affect the overall economy and consumer confidence. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel could significantly harm our operations and we may not be able to lower our costs rapidly enough to counter a decrease in revenues.

We are subject to extensive government regulation and a revocation, or suspension, limit or condition of our gaming licenses or registrations would result in a material adverse effect on our business.

        The gaming operations and the ownership of our securities are subject to extensive regulation by the Nevada Gaming Authorities. See "Government Regulation." The Nevada Gaming Authorities have broad authority with respect to licensing and registration of entities and individuals involved with us.

        Although we currently hold a gaming license issued by the Nevada Gaming Authorities, the Nevada Gaming Authorities may, upon the violation of a gaming law or regulation and after disciplinary complaint and public hearing, among other things, revoke, suspend, limit or condition the gaming license of any corporate entity, which we will refer to as a corporate licensee, or the registration of a Registered Corporation or any entity registered as a holding company of a Corporate Licensee or fine each person or entity or both up to $250,000 for each violation. In addition, the Nevada Gaming Authorities may revoke the license or finding of suitability of any officer, director, controlling person, shareholder, noteholder or key employee of a licensed or registered entity. If our gaming licenses and/or registrations were revoked for any reason, the Nevada Gaming Authorities could require the closing of our gaming operations, which would result in a material adverse effect on our business. We have been licensed and certain of our officers, directors, shareholders and key employees either have been found suitable or have applied for findings of suitability with, the Nevada Gaming Authorities.

        During July 2002, the Nevada Gaming Commission served us with a complaint for disciplinary action pursuant to NRS 463.310(2) and NRS 463.312 charging violations of the Nevada Gaming Control Act and State Gaming Control Board and Nevada Gaming Commission Regulations. During July 2002, we entered into a stipulated agreement for settlement with the Nevada Gaming Commission and agreed to pay a fine of $100,000. These fines can be substantial. Most recently, another licensed gaming establishment paid a $5 million fine for multiple violations of regulations pertaining to submission of currency transaction reports.

        Any public offering of debt or equity securities by us requires the prior approval of the Nevada Commission, if the securities or the proceeds from the sale thereof are intended to be used by us to pay for construction of, or to acquire an interest in, any gaming facilities in Nevada, to finance the gaming operations of an affiliated company or to retire or extend obligations incurred for any such purpose. Accordingly, the exchange of the old notes for the new notes is subject to the prior approval of the Nevada Gaming Authorities and requires an amendment to the Company's Order of Registration.

We are subject to environmental risks and regulation which could materially and adversely affect our business and results of operations.

        We have engaged in real estate development projects and have owned and operated several parcels of real estate. As a result, we are subject to various federal, state and local laws and regulations that make us liable for the costs of cleaning up, and other costs relating to, releases of hazardous substances on our property or at properties to which we have sent solid or hazardous wastes. The types of activities that can lead to environmental liability include discharges to air and water, and handling and disposal of solid and hazardous waste. Environmental laws and regulations may impose liability regardless of whether the owner or operator caused or even knew of the contamination, and in some cases, one's liability could exceed the value of the property itself. The presence of hazardous substances, or the failure to properly remediate any resulting contamination, could materially adversely effect the value of the property that is collateral for our obligations under the notes and could inhibit our ability to sell, lease or operate the property or to borrow using the property as collateral. We do not have environmental liability insurance to cover such events. Although there can be no assurance, we are not aware of any condition at any of our current or past properties that would have a material adverse effect on our business or results of operations.

        Under environmental laws and regulations, a beneficiary of a deed of trust or mortgage on real property, such as the trustee, may be held liable, under certain circumstances, for the cost of remediating or preventing releases or threatened releases of hazardous materials at a mortgaged property, and for other rights and liabilities relating to hazardous materials, although such liability rarely has been imposed. In addition, holders of notes may act directly rather than through the trustee, in specified circumstances, in order to pursue a remedy under the indenture. If the holders exercise that right, they could be subject to the risks discussed above.

Recently enacted and possible legislation governing gambling activities could materially and adversely affect our business.

        We also compete to some extent with casinos in other states, riverboat and Native American gaming ventures, state-sponsored lotteries, on- and off-track wagering, card parlors, Internet gaming and other forms of legalized gaming in the United States, as well as with gaming on cruise ships and international gaming operations. In addition, certain states have recently legalized or are considering legalizing casino gaming in specific geographical areas within those states. Any future development of casinos, lotteries, "racinos" or other forms of gaming in other states, particularly areas close to Nevada, such as California, could have a material adverse effect on our results of operations.

        The number of casinos on Indian lands has increased since the enactment of the Indian Gaming Regulatory Act of 1988. Also, in March 2000, California voters approved an amendment to the California Constitution allowing federally recognized Native American tribes to conduct and operate slot machines, lottery games and banked and percentage card games on Native American land in California. As a result, casino-style gaming on tribal lands is growing and could become a significant competitive force. The proliferation of Native American gaming in California could have a negative impact on our operations. In addition, the proliferation of gaming in other areas could significantly impact our business as well.

        The National Gambling Impact Study Commission's recommendations may adversely affect the gaming industry and our operations. A National Gambling Impact Study Commission was established by the U.S. Congress to conduct a comprehensive study of the social and economic impact of legal gaming in the United States. On April 28, 1999, the National Commission voted to recommend that the expansion of gaming be curtailed. In June 1999, the National Commission issued a final report of its findings and conclusions, together with recommendations for legislative and administrative actions.

        The United States Congress is presently considering a bill that stems from a recommendation of the National Commission. This bill proposes to completely ban betting on college and amateur sports in the United States, including Nevada, and if enacted into law, would adversely effect the gaming industry and materially and adversely impact our business and results of operations.

        Additionally, from time to time, certain legislators have proposed the imposition of a tax on gaming revenues. The Nevada legislature is currently considering various proposals to increase taxes on gaming operations. While the final tax legislation has not been enacted and the magnitude of any increase has not been determined, if a new tax on gaming operations is adopted we will be subject to increased taxes which could have a material adverse effect on our business and results of operation.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Old Notes

        Subject to terms and conditions detailed in this prospectus, we will accept for exchange old notes that are properly tendered on or prior to the expiration date and not withdrawn as permitted below. The term "expiration date" means 5:00 p.m., New York City time,                        , 2003, the 21st business day following the date of this prospectus. We may, however, in our sole discretion, extend the period of time that the exchange offer is open. The term "expiration date" means the latest time and date to which the exchange offer is extended.

        As of the date of this prospectus, $140,000,000 aggregate principal amount of old notes are outstanding. We are sending this prospectus, together with the letter of transmittal, to all holders of old notes that we are aware of on the date hereof.

        We expressly reserve the right, at any time, to extend the period of time that the exchange offer is open, and delay acceptance for exchange of any old notes, by giving oral or written notice of an extension to the holders of the old notes as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

        Old notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

        We expressly reserve the right to amend or terminate the exchange offer, and not to exchange any old notes, upon the occurrence of any of the conditions of the exchange offer specified under "—Conditions to the Exchange Offer." We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. In the case of any extension, we will issue a notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Procedures for Tendering Old Notes

        Your tender to us of old notes as set forth below and our acceptance of the old notes will constitute a binding agreement between us and you upon the terms and subject to the conditions detailed in this prospectus and in the accompanying letter of transmittal. Except as set forth below, to tender old notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal or, in the case of a book-entry transfer, an agent's message in place of the letter of transmittal, to U.S. Bank, N.A., as exchange agent, at the address set forth below under "—Exchange Agent" on or prior to the expiration date. In addition, either:

  •
  certificates for old notes must be received by the exchange agent along with the letter of transmittal,

  •
  a timely confirmation of a book-entry transfer, which we refer to in this prospectus as a book-entry confirmation, of old notes, if this procedure is available, into the exchange agent's account at DTC pursuant to the procedure for book-entry transfer described beginning on page 26 must be received by the exchange agent prior to the expiration date, with the letter of transmittal or an agent's message in place of the letter of transmittal, or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        The term "agent's message" means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.

        The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk. If such delivery is by mail, it is recommended that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letter of transmittal or old notes should be sent to us.

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

  •
  by a holder of the old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal, or

  •
  for the account of an eligible institution (as defined below).

        In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantees must be by a firm which is a member of the Securities Transfer Agent Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Program (we refer to each such entity as an "eligible institution" in this prospectus). If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as we or the exchange agent determine in our sole discretion, duly executed by the registered holders with the signature thereon guaranteed by an eligible institution.

        We or the exchange agent in our sole discretion will make a final and binding determination on all questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange. We reserve the absolute right to reject any and all tenders of any particular old note not properly tendered or to not accept any particular old note which acceptance might, in our judgment or our counsel's, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. Our or the exchange agent's interpretation of the terms and conditions of the exchange offer as to any particular old note either before or after the expiration date, including the letter of transmittal and the instructions thereto, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time, as we determine. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of old notes for exchange, and no one will be liable for failing to provide such notification.

        If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, such old notes must be endorsed or accompanied by powers of attorney signed exactly as the name(s) of the registered holder(s) that appear on the old notes.

        If the letter of transmittal or any old notes or powers of attorneys are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us or the exchange agent, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

        By tendering old notes, you represent to us that, among other things:

  •
  the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such new notes, whether or not such person is the holder; and

  •
  neither the holder nor such other person has any arrangement or understanding with any person, to participate in the distribution of the new notes.

        In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in or does not intend to engage in a distribution of the new notes.

        If you are our "affiliate," as defined under Rule 405 under the Securities Act, and engage in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of such new notes to be acquired pursuant to the exchange offer, you or any such other person:

  •
  could not rely on the applicable interpretations of the staff of the SEC; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See "Plan of Distribution." The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Acceptance of Old Notes for Exchange; Delivery of New Notes

        Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See "—Conditions to the Exchange Offer." For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange if and when we give oral, confirmed in writing, or written notice to the exchange agent.

        The holder of each old note accepted for exchange will receive a new note in the amount equal to the surrendered old note. Accordingly, registered holders of new notes on the record date for the first interest payment date following the consummation of the exchange offer will received interest accruing from the most recent date that interest has been paid on the old notes. Holders of new notes will not receive any payment in respect of accrued interest on old notes otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the exchange offer.

        In all cases, issuance of new notes for old notes that are accepted for exchange will only be made after timely receipt by the exchange agent of:

  •
  certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent's account at DTC,

  •
  a properly completed and duly executed letter of transmittal or an agent's message in lieu thereof, and

  •
  all other required documents.

        If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged old notes will be returned without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry procedures described below, the non-exchanged old notes will be credited to an account maintained with DTC, as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfers

        For purposes of the exchange offer, the exchange agent will request that an account be established with respect to the old notes at DTC within two business days after the date of this prospectus, unless the exchange agent already has established an account with DTC suitable for the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof or an agent's message in lieu thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth under "—Exchange Agent" on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

Guaranteed Delivery Procedures

        If you desire to tender your old notes and your old notes are not immediately available, or time will not permit your old notes or other required documents to reach the exchange agent before the expiration date, a tender may be effected if:

  •
  the tender is made through an eligible institution,

  •
  prior to the expiration date, the exchange agent received from such eligible institution a notice of guaranteed delivery, substantially in the form we provide, by telegram, telex, facsimile transmission, mail or hand delivery, setting forth your name and address, the amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile thereof or agent's message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by such eligible institution with the exchange agent, and

  •
  the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile thereof or agent's message in lieu thereof, with any required signature guarantees and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

        You may withdraw your tender of old notes at any time prior to the expiration date. To be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses set forth under "—Exchange Agent." This notice must specify:

  •
  the name of the person having tendered the old notes to be withdrawn,

  •
  the old notes to be withdrawn, including the principal amount of such old notes, and

  •
  where certificates for old notes have been transmitted, the name in which such old notes are registered, if different from that of the withdrawing holder.

        If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless such holder is an eligible institution. If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.

        We or the exchange agent will make a final and binding determination on all questions as to the validity, form and eligibility, including time of receipt, of such notices. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes tendered for exchange but not exchanged for any reason will be returned to the holder without cost to the holder, or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described above, the old notes will be credited to an account maintained with DTC for the old notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following one of the procedures described under "—Procedures for Tendering Old Notes" above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

        Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if any of the following events occur prior to acceptance of such old notes:

  (a)
  the exchange offer violates any applicable law or applicable interpretation of the staff of the SEC; or

  (b)
  there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree has been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission,

  (1)
  seeking to restrain or prohibit the making or consummation of the exchange offer or any other transaction contemplated by the exchange offer, or assessing or seeking any damages as a result thereof, or

  (2)
  resulting in a material delay in our ability to accept for exchange or exchange some or all of the old notes pursuant to the exchange offer;

    or any statute, rule, regulation, order or injunction has been sought, proposed, introduced, enacted, promulgated or deemed applicable to the exchange offer or any of the transactions contemplated by the exchange offer by any government or governmental authority, domestic or foreign, or any action has been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in our sole judgment might, directly or indirectly, result in any of the consequences referred to in clauses (1) or (2) above or, in our reasonable judgment, might result in the holders of new notes having obligations with respect to resales and transfers of new notes which are greater than those described in the interpretation of the SEC referred to on the cover page of this prospectus, or would otherwise make it inadvisable to proceed with the exchange offer; or

  (c)
  there has occurred:

  (1)
  any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market,

  (2)
  any limitation by a governmental agency or authority which may adversely affect our ability to complete the transactions contemplated by the exchange offer,

    (3)
    a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit, or

    (4)
    a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the foregoing existing at the time of the commencement of the exchange offer, a material acceleration or worsening thereof; or

  (d)
  any change (or any development involving a prospective change) has occurred or is threatened in our business, properties, assets, liabilities, financial condition, operations, results of operations or prospects and our subsidiaries taken as a whole that, in our reasonable judgment, is or may be adverse to us, or we have become aware of facts that, in our reasonable judgment, have or may have adverse significance with respect to the value of the old notes or the new notes;

which in our reasonable judgment in any case, and regardless of the circumstances (including any action by us) giving rise to any such condition, makes it inadvisable to proceed with the exchange offer and/or with such acceptance for exchange or with such exchange.

        The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time.

        In addition, we will not accept for exchange any old notes tendered, and we will not issue new notes in exchange for any such old notes, if at such time any stop order by the SEC is threatened or in effect with respect to the registration statement, of which this prospectus constitutes a part, or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

        U.S. Bank, N.A. has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

U.S. Bank, N.A., Exchange Agent

By Hand, Overnight Delivery or by Mail:
180 East 5th Street
St. Paul, Minnesota 55101

Attention: Corporate Trust Department

By Facsimile Transmission
(for Eligible Institutions only):
(651) 244-0711

Confirm by Telephone:
(651) 244-8677

        Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

        The principal solicitation is being made by mail by U.S. Bank, N.A., as exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including fees and expenses of the trustee under the indenture relating to the new notes, filing fees, blue sky fees and printing and distribution expenses. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

        Additional solicitation may be made by telephone, facsimile or in person by our and our affiliates' officers and regular employees and by persons so engaged by the exchange agent.

Accounting Treatment

        We will record the new notes at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the new notes.

Transfer Taxes

        You will not be obligated to pay any transfer taxes in connection with the tender of old notes in the exchange offer unless you instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any potentially applicable transfer tax.

Consequences of Exchanging or Failing to Exchange Old Notes

        If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the provisions of the indenture regarding transfer and exchange of the old notes and the restrictions on transfer of the old notes described in the legend on your certificates. These transfer restrictions are required because the old notes were issued under an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the old notes under the Securities Act.

        Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the new notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act. However, you will not be able to freely transfer the new notes if:

  •
  you are our "affiliate," as defined in Rule 405 under the Securities Act,

  •
  you are not acquiring the new notes in the exchange offer in the ordinary course of your business,

  •
  you have an arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the new notes you will receive in the exchange offer,

  •
  you are holding old notes that have, or are reasonably likely to have, the status of an unsold allotment in the initial offering, or

  •
  you are a broker-dealer that received new notes for its own account in the exchange offer in exchange for old notes that were acquired as a result of market-making or other trading activities.

        We do not intend to request the SEC to consider, and the SEC has not considered, the exchange offer in the context of a similar no-action letter. As a result, we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in the circumstances described in the no action letters discussed above. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of new notes and has no arrangement or understanding to participate in a distribution of new notes. If you are our affiliate, are engaged in or intend to engage in a distribution of the new notes or have any arrangement or understanding with respect to the distribution of the new notes you will receive in the exchange offer, you may not rely on the applicable interpretations of the staff of the SEC and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction involving the new notes. If you are a participating broker-dealer, you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes. In addition, to comply with state securities laws, you may not offer or sell the new notes in any state unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with. The offer and sale of the new notes to "qualified institutional buyers" (as defined in Rule 144A of the Securities Act) is generally exempt from registration or qualification under state securities laws. We do not plan to register or qualify the sale of the new notes in any state where an exemption from registration or qualification is required and not available.

USE OF PROCEEDS

        We will not receive any proceeds from this exchange offer. Any old notes that are properly tendered and exchanged pursuant to the exchange offer will be retired and cancelled.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the ratio of earnings to fixed charges, or deficiencies of earnings to cover fixed charges, for the periods indicated. We have calculated the ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings include income from continuing operations plus fixed charges. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense and that portion of rental expense that is representative of the interest factor in those rentals.

	Month Ended	Years Ended					Three Months Ended
	December 31, 1999	November 30, 1998	November 30, 1999	December 31, 2000	December 31, 2001	December 31, 2002	March 31, 2002	March 31, 2003
	(Dollars in thousands)
Ratio of earnings to fixed charges or (deficiency of earnings to fixed charges)	$(4,494)	$(953)	$(14,498)	$(978)	1.17:1.00	1.18:1.00	1.42:1.00	1.72:1.00

SELECTED CONSOLIDATED FINANCIAL DATA

        In February 2000, the Company changed its financial reporting year-end to December 31 of each year. Previously, the fiscal year ended on November 30. As a result of this change, the Company is disclosing the results of its operations and financial position as of and for the years ended December 31, 2002, 2001 and 2000 and November 30, 1999 and 1998 and the one-month period ended December 31, 1999.

        Our selected historical income statement data set forth below for the years ended December 31, 2002 and 2001 and the selected historical balance sheet data set forth below at December 31, 2002 and 2001 have been derived from our financial statements which have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere herein. Our selected historical income statement data set forth below for the year ended December 31, 2000 has been derived from our financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere herein. Our selected historical income statement data set forth below for the one-month period ended December 31, 1999, and fiscal years ended November 30, 1999 and 1998 and the selected historical balance sheet data set forth below at December 31, 2000, November 30, 1999 and 1998 have been derived from our Ernst & Young LLP audited financial statements not included herein. The financial data for the three month periods ended March 31, 2003 and 2002 are derived from unaudited financial statements included elsewhere herein. Historical financial data may not be indicative of the Company's future financial condition or results of operations. The selected financial and operating data set forth below should be read in conjunction with the financial statements and notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Month Ended	Years Ended					Three Months Ended
	December 31, 1999	November 30, 1998	November 30, 1999	December 31, 2000	December 31, 2001	December 31, 2002	March 31, 2002	March 31, 2003
		(Dollars in thousands, except operating data)
Income Statement Data:
Revenues:
Casino	$1,821	$36,070	$37,155	$53,476	$49,888	$54,420	13,393	$14,249
Lodging	1,567	12,988	18,860	26,372	26,315	26,639	6,613	7,359
Food and beverage	2,252	18,973	24,488	35,611	38,188	41,576	19,960	11,237
Retail	804	11,714	11,492	9,679	8,868	8,977	2,241	2,025
Other income	443	2,109	4,284	5,628	7,056	7,311	1,652	1,702
Less: complimentaries	(850)	(6,189)	(7,872)	(10,936)	(10,103)	(10,774)	(2,543)	(2,690)

Net revenues	6,037	75,665	88,407	119,830	120,212	128,149	31,316	33,882

Costs and Expenses:
Casino	2,589	18,640	21,999	28,635	30,917	33,368	7,812	8,738
Lodging	578	3,953	5,360	7,177	7,149	7,302	1,734	1,938
Food and beverage	1,384	11,405	15,428	20,173	20,311	21,904	5,030	5,830
Retail	429	5,503	5,232	4,115	3,867	3,934	1,009	915
Other	176	952	2,121	3,285	3,521	3,760	871	878
Marketing	409	4,252	4,408	5,329	4,519	8,058	1,939	1,081
Related party expenses	278	2,414	2,799	3,755	3,544	3,733	890	1,079
General and administrative	1,893	12,193	13,022	19,050	16,281	16,971	4,133	4,716
Depreciation and amortization	1,220	5,747	10,527	12,138	12,088	11,380	2,913	2,889
Abandonment loss(4)	—	—	—	—	—	1	—	—
Pre-opening expenses	—	—	5,038	—	—	3	—	12

Total Costs and expenses	8,956	65,059	85,934	103,657	102,197	112,446	26,331	28,076

Income (loss) from Operations	(2,919)	10,606	2,473	16,173	18,015	15,703	4,985	5,806

Interest income	—	3	7	93	59	45	12	6
Interest expense	(1,539)	(10,769)	(14,686)	(16,820)	(15,186)	(13,209)	(3,387)	(3,265)
Other expenses, net	(36)	—	(28)	(393)	(72)	(48)	(3,463)	(3,295)
Loss from early retirement of debt(3)	—	(3,496)	—	—	—	—	—	—

Income (loss) before income tax provision	(4,494)	(3,656)	(12,234)	(947)	2,816	2,491	1,522	2,511
Income tax benefit	—	—	—	—	—	—	—	100

Net income (loss)	(4,494)	(3,656)	(12,234)	(947)	2,816	2,491	1,522	2,611
Preferred stock dividends	(218)	—	(297)	(3,791)	(4,950)	(5,436)	(1,306)	(1,400)

Income (loss) applicable to common shareholders	$(4,712)	$(3,656)	$(12,531)	$(4,738)	$(2,134)	$(2,945)	216	$1,211

Basic and diluted net income (loss) per share applicable to common shareholders	$(61.98)	$(48.09)	$(164.83)	$(62.32)	$(28.07)	$(38.74)	2.84	$15.93

Weighted average number of common shares outstanding	76,023	76,023	76,023	76,023	76,023	76,023	76,023	76,023

Other Data:
Capital expenditures(1)	$1,122	$39,802	$68,275	$7,271	$4,328	$5,759	$914	$786
Ratio of earnings to fixed charges or (deficiency of earnings to fixed charges)(2)	$(4,494)	$(953)	$(14,498)	$(978)	1.17:1.00	1.18:1.00	1.42:1.00	1.72:1.00

Balance Sheet Data:
Cash and cash equivalents	$4,568	$2,039	$7,979	$8,591	$9,139	10,579	$11,269
Total assets	$142,394	$199,912	$199,025	$189,860	$190,586	158,741	$186,602
Total debt	$130,699	$179,093	$157,500	$148,683	$144,373	165,671	$159,952
Preferred stock, Series A	$—	$28,297	$31,213	$34,167	$37,411	34,946	$38,246
Preferred stock, Series B	$—	$—	$21,092	$23,088	$25,280	23,615	$25,845
Shareholders' deficiency(3)	$(11,592)	$(24,123)	$(33,573)	$(35,707)	$(38,652)	35,491	$(37,441)

(1)
Capital expenditures for 2002 and 2001 exclude $1.4 million and $0.8 million, respectively, of non-cash additions, and $0.3 million for the three months ended March 31, 2002.

(2)
In computing the ratio of earnings to fixed charges: (a) earnings have been based on income (loss) before loss on early retirement of debt, income taxes and fixed charges, net of interest capitalized, and (b) fixed charges consist of interest, including amounts capitalized, amortization of debt, and the estimated interest portion of rentals. Net losses for fiscal years 2000, 1999 and 1998 and the month ended December 31, 1999 resulted in coverage deficiencies of $1.0 million, $14.5 million, $1.0 million, and $4.5 million, respectively.

(3)
In connection with securing expansion financing in 1998, we wrote off $3.5 million in unamortized loan fee costs associated with the retirement of our old credit facility. This write-off was recorded as a loss on early retirement of debt.

(4)
The Company recorded a $1.7 million loss on the abandonment of its development activities related to the Pink Taco restaurant and bar which the Company had planned to open on the Sunset Strip in West Hollywood, California. The decision to abandon the development was based on several factors including global uncertainties, the less than robust economy, the recent changes in the Company's management and a desire to focus more on its Las Vegas operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion together with the financial statements, including the related notes, and other financial information in this prospectus and the risks involved in investing in the notes as described in "Risk Factors."

Overview

        Our sole business is the operation of the Hard Rock Hotel and Casino in Las Vegas, Nevada. During the year ended December 31, 2002, 39% of the resort's gross revenues were derived from gaming operations, 30% from food and beverage, 19% from lodging, and 12% from retail and other sales. Our business strategy is to provide our guests with an energetic and exciting gaming and entertainment environment with the services and amenities of a luxury, boutique hotel.

Management Changes

        On December 20, 2002, Don Marrandino, the former President and Chief Operating Officer of the Company, resigned his employment relationship with the Company.

        On January 20, 2003, Kevin Kelley, was appointed to the position of President and Chief Operating Officer of the Company. Mr. Kelley served Station Casinos in various capacities from August 1993 to January 2003 including the position President of Westside Operations overseeing all operations of Station Casinos five Westside properties. Prior to his joining Station Casinos, Mr. Kelley served as Executive Vice President of International Casino Marketing for the Golden Nugget Hotel and Casino and as Vice President of International Casino Marketing at the Las Vegas Hilton Hotel and Casino.

Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Net Revenues.    Net revenues increased 7% for the year ended December 31, 2002 to $128.1 million compared to $120.2 million for the year ended December 31, 2001. The $7.9 million increase in net revenues is primarily attributable to a $4.5 million or 9% increase in casino revenues, a $3.4 million or 9% increase in food and beverage revenues, a $0.3 million or 1% increase in hotel revenues and a $0.4 million or 3% increase in retail and other revenues. These increases were partially offset by a $0.7 million or 7% increase in promotional allowances related to items furnished to customers on a complimentary basis.

        Casino Revenues.    The $4.5 million increase in casino revenues was primarily due to a $3.5 million or 10% increase in table game revenues and a $1.0 million or 7% increase in slot machine revenues. The increase in table games revenues was due to an increase in table games drop offset partially by a decrease in hold percentage. Table games drop increased $34.2 million or 13% to $303.1 million from $268.9 million. Table games hold percentage decreased 0.3 percentage points to 12.6% from 12.9%. The average number of table games in operations increased to 93 from 83, an increase of 10 games or 12%. The net result of these changes in drop, hold percentage and average number of table games in operation was a decrease in win per table game per day to $1,128 from $1,147, a decrease of $19 or 2%. We have historically reported table games hold percentage using the gross method, while casinos on the Strip report hold percentage using the net method, which reduces the table game drop by marker repayments made in the gaming pit area. For the purpose of comparison to properties on the Strip, our net hold percentage for the year ended December 31, 2002 was 14.8% compared to 15.0% for the year ended December 31, 2001. Slot machine revenues increased due to an increase in handle offset partially by a decrease in win percentage. Slot machine handle increased $32.3 million or 7% to $358.4 million from $326.1 million. Slot machine net win percentage decreased 0.1 percentage points to 4.3% from 4.4%. We decreased the average number of slot machines in operation to 565 from 626, a decrease of 61 or 10% between comparative periods. The net result of these changes in slot machine handle, win percent and average number of slot machines in operation was an increase in net win per slot machine per day to $75 from $63, an increase of $12 or 19%.

        Lodging Revenues.    The $0.3 million increase in lodging revenues to $26.6 million from $26.3 million was primarily due to an increase in average daily rate, or ADR, to $114 from $112. This increase was offset partially by a $0.3 million decrease in telephone sales due to the increasing use of cellular telephones, a trend that we expect to continue. The occupancy percentage remained constant between periods at 94%.

        Food and Beverage Revenues.    The $3.4 million increase in food and beverage revenues was due to food revenues increasing approximately $2.4 million and beverage revenues increasing by approximately $1.0 million. During July 2002, Mortoni's restaurant and bar was closed permanently and has been replaced by Simon Kitchen and Bar that opened during October 2002. Food revenues also increased in every other operating department. Beverage revenues were constant or increased in every operating department with the exception of a $0.3 million decrease in banquet beverage revenues and a $0.2 million decrease in service bar revenues. The increase in beverage revenues was also due in part to longer beach club operating hours and offering Wednesday night beach parties promoted as "Pink Beach—Women on Top."

        Retail Revenues and Other Income.    Retail and other revenues increased $0.4 million in aggregate. The $0.1 increase in retail revenues was primarily due to the results of longer retail operating hours on nights that entertainment was offered in The Joint, additional advertising and marketing efforts of retail merchandise directed at guests of nearby hotels. The $0.3 million increase in other revenues was primarily due to a $0.2 million increase in beach club cabana rentals, a $0.2 million increase in Rock Spa revenues and a $0.1 million increase in Cuba Libre cigar store revenues offset partially by a $0.2 million decrease in ATM commissions and other revenues.

        Promotional Allowances.    The $0.7 million increase in promotional allowances was due to an increase in casino and general marketing complimentary items offered to customers as a result of increased casino volume.

        Casino Expenses.    Casino expenses increased $2.5 million or 8% to $33.4 million from $30.9 million. The increase was primarily due to a $1.6 million increase in casino marketing and player development costs, a $0.9 million increase in casino and marketing labor and related expenses, a $0.4 million increase in the cost of complimentaries related to items furnished to customers on a complimentary basis, a $0.4 million increase in tickets for customers to The Joint for entertainment. These increases were partially offset by a $0.3 million decrease in reimbursements for customer travel, a $0.3 million decrease in bad debt expenses related to potentially uncollectible credit extended to casino customers and a $0.2 million decrease in casino uniforms and operating supplies. The Company's provision and allowance for doubtful accounts are based on estimates by management of the collectability of the receivable balances at each period end. Management's estimates consider, among other factors, the age of the receivables, the type or source of the receivables and the results of collection efforts to date, especially with regard to significant accounts. As of December 31, 2002, the outstanding amount of casino markers and checks deposited and returned by the bank unpaid was approximately $1,357,000, a $556,000 or a 29% decrease over the $1,913,000 approximate balance of these types of delinquent items outstanding as of December 31, 2001. Casino expenses as a percentage of casino revenues decreased to 61% from 62%, a decrease of 1 percentage point between comparative periods primarily due to casino and marketing labor as a percentage of casino revenue decreasing to 27% from 28%.

        Lodging Expenses.    Lodging expenses in relation to lodging revenues, prior to reclassifying the cost of complimentaries to casino expense, remained constant between comparative periods as labor and related costs increased $0.2 million or 3% while a $0.1 million decrease in bad debt expenses offset various increases in other operating expenses.

        Food and Beverage Costs and Expenses.    Food and beverage costs and expenses in relation to food and beverage revenues, prior to reclassifying the cost of complimentaries to casino expense, remained constant between comparative periods. Food costs and expenses in relation to food revenues, prior to reclassifying the cost of complimentaries to casino expense, decreased to 82% from 86%, a decrease of 4 percentage points, due to a relative reduction in labor costs were offset by relative increases food cost of sales and other operating expenses. Beverage costs and expenses in relation to beverage revenues, prior to reclassifying the cost of complimentaries to casino expense, increased to 46% from 45%, an increase of 1 percentage point due primarily to relative increases in beverage cost of sales and labor and related expenses offset partially by a relative decrease in other operating expenses.

        Retail Costs and Expenses.    Retail costs and expenses in relation to retail revenues, prior to reclassifying the cost of complimentaries to casino expense, remained constant at approximately 48%.

        Other Costs and Expenses.    Other costs and expenses in relation to other income increased to 51% from 50%, an increase of 1 percentage point. The increase is primarily due to a decrease in other revenues in ATM commissions for which there were no corresponding decreases in costs or expenses and were offset partially by an increase in beach club cabana rentals for which there is no incremental cost.

        Marketing, General and Administrative.    General and administrative expenses in relation to gross revenues remained constant between comparative periods at 12% with relative increases in management incentives and insurance expenses offset by relative decreases in claims and other expenses. Marketing expenses in relation to gross revenues increased to 6% from 3%, an increase of 3 percentage points. The increase in marketing expenses was primarily due to relative increases in marketing promotions for events such as the Howard Stern broadcast live from the casino in February 2002, the Monday night football contest, higher caliber entertainment offerings in the Joint such as the Rolling Stones, the Who, Aerosmith and the Eagles, and the creation and placement of the Company's national ad campaign.

        Depreciation and Amortization.    Depreciation and amortization expense decreased by $0.7 million. The decrease was due to a decrease in depreciation related to short-lived property which became fully depreciated in March 2002 at the seventh anniversary of the Company's operations offset partially by increased depreciation related to the completion of the second phase of the hotel room remodel completed during the fourth quarter of 2001 and the opening of Simon Kitchen & Bar in October 2002.

        Abandonment Loss.    During December 2002, the Company abandoned the development activities of its subsidiary, Pink Taco Corporation, or Pink Taco Corp., a Nevada corporation. Pink Taco Corp. was formed in September 2002 to develop a Pink Taco restaurant and bar on the Sunset Strip in West Hollywood, California. The loss included approximately $1.4 million of leasehold acquisition and related building improvement and equipment costs. On May 28, 2003, we dissolved Pink Taco Corp.

        Pre-Opening.    The Company expensed $0.3 million of pre-opening expense related wages and other costs for Simon Kitchen and Bar which replaced Mortoni's restaurant and bar. Simon Kitchen and Bar opened during October 2002.

        Net Interest Expense.    Net interest expense decreased to $13.2 million from $15.1 million, a decrease of $1.9 million or 13%. The decrease is due to the decrease in outstanding borrowings, a decrease in the effective interest rate on the Company's then existing credit facility and decreasing amortization of loan fees. Loan fee amortization in 2001 includes a $0.2 million write-down due to a material amendment to each credit facility.

        Income Taxes.    Hard Rock does not have income tax expense during 2002 or 2001 due to being able to offset 100% of alternative minimum taxable, or AMT, income with AMT net operating loss carryforwards, or NOL, from previous periods. This is due to legislation passed in the Job Creation and Worker Assistance Act of 2002 which increases the limit on AMT NOL deductions from 90 percent to 100 percent for NOL's generated or taken as carryforwards in tax years ending during 2001 and 2002.

        Loss Applicable to Common Shareholders.    Loss applicable to common shareholders was $2.9 million compared to $2.1 million during the prior year. The increased loss applicable to common shareholders was due to the factors described above and a $0.4 million increase in preferred stock dividends. Preferred dividends declared increased due to compounding returns on dividends that were not distributed.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Net Revenues.    Net revenues increased less than 1% for the year ended December 31, 2001 to $120.2 million compared to $119.8 million for the year ended December 31, 2000. The increase in revenues is primarily attributable to a $2.6 million or 7% increase in food and beverage revenues, a $1.5 million or 27% increase in other revenues and a $0.8 million or 8% decrease in promotional allowances related to items furnished to customers on a complimentary basis offset partially by a $3.6 million or 7% decrease in casino revenues, a $0.8 million or 8% decrease in retail revenues, a $0.1 million or less than 1% decrease in lodging revenues.

        Casino Revenues.    The $3.6 million decrease in casino revenues was primarily due to a $2.2 million or 6% decrease in table game revenues and a $1.3 million or 8% decrease in slot machine revenues. The decrease in table games revenues was due to a decrease in hold percentage offset partially by an increase in table games drop. Table games hold percentage decreased 2.4 percentage points to 12.9% from 15.3%. Table games drop increased 11% to $268.9 million from $242.5 million. Drop per table per day increased 3%. The average number of table games in operations increased 8% to 82 from 76. The net result of these changes in drop, hold percentage and average number of table games in operation was a decrease in win per table game per day to $1,157 from $1,333, a decrease of $176 or 13%. We have historically reported table games hold percentage using the gross method, while casinos on the Strip report hold percentage using the net method, which reduces the table game drop by marker repayments made in the gaming pit area. For the purpose of comparison to properties on the Strip, our net hold percentage for the year ended December 31, 2001 was 15.0% compared to 17.4% for the prior year. Slot machine revenues decreased due to a decrease in handle offset partially by an increase in win percentage. Slot machine handle decreased 13% to $326.1 million from $372.9 million. Slot machine net win percentage increased 0.2 percentage points to 4.4% from 4.2%. We decreased the average number of slot machines in operation to 623 from 674, a decrease of 51 or 8% between comparative periods. The net result of these changes in slot machine handle, win percent and average number of slot machines in operation was a constant net win per slot machine per day of $63.

        Lodging Revenues.    The $0.1 million decrease in lodging revenues was primarily due to a slight decrease in the occupancy percentage to 94% from 95% and due to decreases in telephone sales offset partially by an increase in ADR to $112 from $109, an increase of $3 or 3%. The decrease in telephone sales is a trend that we expect to continue due to the increasing use of cellular telephones. The increase in ADR was due in part to increasing the rate charged to the casino on Fridays, Saturdays and holidays for complimentary rooms to an amount that more closely approximates current retail value; however, total complimentary room revenues decreased due to fewer room nights offered to customers.

        Food and Beverage Revenues.    The $2.6 million increase in food and beverage revenues was due to a $2.4 million increase in beverage revenues and a $0.2 million increase in food revenues. Food and beverage revenue increases were primarily due to a $0.9 million increase in Center Bar beverage revenues, a $0.7 million increase in Mr. Lucky's food and beverage revenues, a $0.6 million increase in Pink Taco food and beverage revenues, a $0.5 million increase in Baby's nightclub revenues, a $0.4 million increase in Service Bar beverage revenues and a $0.3 million increase in Las Vegas Lounge beverage revenues offset partially by a $1.1 million decrease in banquet food and beverage revenues which management believes to be due primarily to a reduction of events in August and due to cancelled events after the September 11 tragedy. The Counter restaurant has been replaced by a Starbucks coffee bar that opened during July 2001. Starbucks has earned revenues that are higher than the Counter's revenues were during the comparative portion of the prior year period.

        Retail Revenues.    We believe the $0.8 million decrease in retail revenues was due in part to a general market decline in the themed restaurant merchandise segment, the addition of other retail operations in Las Vegas and a reduction in foreign tourists after the September 11 tragedy.

        Other Income.    Other income increased to $7.1 million from $5.6 million, an increase of $1.5 million or 27%. The increase is primarily due to increases in service fees and commissions, increased revenue from gaming chips purchased by customers that are not expected to be redeemed and revenues from the sales of sundries.

        Promotional Allowances.    Promotional allowances decreased to $10.1 million from $10.9 million, a decrease of $0.8 million or 8%. The amount of complimentary items offered to table games customers is based on a percentage of the amounts wagered. The decrease was due in part to a relatively high level of promotional allowances during the prior year period in relation to table games volume. Current year complimentaries were prevented from declining further due to increasing the rate charged to the casino on Fridays, Saturdays and holidays for complimentary rooms to an amount that more closely approximates current retail value and due to the 11% increase in table games volume.

        Casino Expenses.    Casino expenses increased $2.3 million or 8% to $30.9 million from $28.6 million. The increase was primarily due to a $1.0 million increase in table games labor and benefit costs and increases in other expenses as a result of escalating table games volume offset partially by a $0.5 million reduction in the cost of complimentaries furnished to customers and a $0.5 million decrease in gaming taxes related to the reduction in casino revenues. The other increased expenses included a $1.4 million increase in credit discount arrangements made with customers to promote goodwill or secure timely payment, a $0.5 million increase in reimbursements for customer travel and a $0.5 million increase related to potentially uncollectible credit extended to casino customers. The Company's provision and allowance for doubtful accounts are based on estimates by management of the collectability of the receivable balances at each period end. Management's estimates consider, among other factors, the age of the receivables, the type or source of the receivables and the results of collection efforts to date, especially with regard to significant accounts. As of December 31, 2001, the outstanding amount of casino markers and checks deposited and returned by the bank unpaid was approximately $1,913,000, a $1,092,000 or a 133% increase over the $821,000 approximate balance of these types of delinquent items outstanding as of December 31, 2000. Casino expenses as a percentage of casino revenues increased to 62% from 54%, an increase of 8 percentage points due in part to the decrease in hold percentage.

        Lodging Expenses.    Lodging expenses, prior to reclassifying the cost of complimentaries, decreased as a percentage of lodging revenues to 33% from 34%, a decrease of 1 percentage point. The decrease is due primarily to a $0.2 million decrease in credit card processing fees.

        Food and Beverage Costs and Expenses.    Food and beverage costs and expenses in relation to food and beverage revenues, prior to reclassifying the cost of complimentaries, decreased to 62% from 67%, a decrease of 5 percentage points. The decrease is primarily due to decreases in the cost of food and beverage sales portion of costs and expenses and professional fees incurred by Baby's nightclub in relation to revenues.

        Retail Costs and Expenses.    Retail costs and expenses in relation to retail revenues, prior to reclassifying the cost of complimentaries, increased to 48% from 47%, an increase of 1 percentage point. The increase is due primarily to an increase in the cost of merchandise sold portion of costs and expenses in relation to retail revenues.

        Other Costs and Expenses.    Other costs and expenses in relation to other income decreased to 50% from 58%, a decrease of 8 percentage points. The decrease is primarily due to increases in other revenues as noted above for which there were no corresponding increases in costs or expenses.

        Marketing, General and Administrative.    Marketing, general and administrative expenses in relation to gross revenues decreased to 19% from 22%, a decrease of 3 percentage points. The relative decrease is primarily due to a reduction in claims expense and legal matters, employee incentives, entertainment costs, advertising and promotions expenses and charges for technical support services by affiliated companies. These decreases were offset partially by increases in utilities and severance payments.

        Depreciation and Amortization.    Depreciation and amortization expense remained constant at $12.1 million due to the depreciation on capital expenditures associated with the room remodeling project, the first phase of which was completed during December 2000 and the second phase of which was completed during December 2001, offset by a decrease in depreciable assets related to certain equipment with a 5 year depreciable life that became fully depreciated during the year ended December 31, 2000.

        Net Interest Expense.    Net interest expense decreased to $15.1 million from $16.7 million, a decrease of $1.6 million or 10%. The decrease is primarily due to the decreases in borrowings under the credit facility and the effective interest rate thereon.

        Loss Applicable To Common Shareholders.    The Company recognized net loss applicable to common shareholders of $2.1 million compared to a net loss applicable to common shareholders of $4.7 million in the prior year period, an improvement of $2.6 million. The net positive increases noted in the preceding paragraphs were offset partially by an increase in preferred dividends declared. Preferred dividends increased due to issuing $20.0 million of 9 1/4% Series B Cumulative Preferred Stock on May 30, 2000 and compounding on dividends which were not distributed.

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

        Net Revenues.    Net revenues increased 8% for the three-month period ended March 31, 2003 to $33.9 million compared to $31.3 million for the three-month period ended March 31, 2002. The $2.6 million increase in net revenues is primarily attributable to a $1.2 million or 12% increase in food and beverage revenues, a $0.8 million or 6% increase in casino revenues and a $0.8 million or 12% increase in hotel revenues. These increases were partially offset by a $0.2 million or 5% decrease in retail and other revenues and a $0.1 million or 6% increase in promotional allowances related to items furnished to customers on a complimentary basis.

        Casino Revenues.    The $0.8 million increase in casino revenues was primarily due to a $0.8 million or 25% increase in slot machine revenues and a $0.3 million or 186% increase in race and sports book revenues. These increases were partially offset by a $0.3 million or 3% decrease in table games revenues. The increase in slot machine revenues was due to an increase in slot machine handle and hold percentage. Slot machine handle increased $8.9 million or 11% to $87.7 million from $78.8 million. Slot machine hold percentage increased 0.5 percentage points to 4.8% from 4.3%. The average number of slot machines in operation decreased to 559 from 568, a decrease of 9 machines or 2%. The net result of these changes in handle, hold percentage and average number of slot machines in operation was an increase in win per slot machine per day to $83 from $66, an increase of $17 or 26%. The increase in race and sports book revenues was due to an increase in race and sports handle and hold percentage. Race and sports book handle increased $0.4 million or 8% to $5.5 million from $5.1 million. Race and sports hold percentage increased 6.5 percentage points to 10.2% from 3.7%. The decrease in table games revenues was due to a decrease in table games hold percentage offset partially by an increase in table games drop. Table games drop increased $2.9 million or 4% to $75.0 million from $72.1 million. Table games hold percentage decreased 1.0 percentage point to 12.7% from 13.7%. The average number of table games in operations increased to 91 from 89, an increase of 2 games or 2%. The net result of these changes in drop, hold percentage and average number of table games in operation was a decrease in win per table game per day to $1,164 from $1,232, a decrease of $68 or 6%. We have historically reported table games hold percentage using the gross method, while casinos on the Strip report hold percentage using the net method, which reduces the table game drop by marker repayments made in the gaming pit area. For the purpose of comparison to properties on the Strip, our net hold percentage for the three-month period ended March 31, 2003 was 14.1% compared to 15.3% for the three-month period ended March 31, 2002.

        Lodging Revenues.    The $0.8 million increase in lodging revenues to $7.4 million from $6.6 million was primarily due to an increase in ADR to $128 from $113. This increase was offset partially by a $0.1 million decrease in telephone sales due to the increasing use of cellular telephones, a trend that we expect to continue. The occupancy percentage remained constant between periods at 93%.

        Food and Beverage Revenues.    The $1.2 million increase in food and beverage revenues was due to food revenues increasing approximately $0.8 million and beverage revenues increasing by approximately $0.4 million. During July 2002, Mortoni's restaurant and bar was closed permanently and has been replaced by Simon Kitchen and Bar that opened during October 2002. Food revenues also increased in every other operating department. The increases in beverage revenues were primarily from the opening of Simon Kitchen and Bar of $0.3 million and an increase in banquet bar revenue of $0.1 million.

        Retail Revenues and Other Income.    Retail and other revenues decreased $0.2 million in aggregate. We believe the $0.2 million decrease in retail revenues was due in part to continued general market decline in the themed restaurant merchandise segment, the addition of other retail operations in Las Vegas and a reduction in foreign tourists due to Operation Iraqi Freedom.

        Promotional Allowances.    The $0.1 million increase in promotional allowances was due to an increase in casino and general marketing complimentary items offered to customers as a result of increased casino volume.

        Casino Expenses.    Casino expenses increased $0.9 million or 12% to $8.7 million from $7.8 million. The increase was primarily due to a $0.3 million increase in discounts to our players, a $0.3 million increase in gaming taxes and fees, a $0.2 million increase in bad debt expenses related to potentially uncollectible credit extended to casino customers, a $0.2 million increase in casino and marketing labor and related expenses, a $0.1 million increase in the cost of complimentaries related to items furnished to customers on a complimentary basis. These increases were partially offset by a $0.2 million decrease in casino marketing and player development costs. The Company's provision and allowance for doubtful accounts are based on estimates by management of the collectability of the receivable balances at each period end. Management's estimates consider, among other factors, the age of the receivables, the type or source of the receivables and the results of collection efforts to date, especially with regard to significant accounts. The outstanding amount of casino markers and checks deposited and returned by the bank unpaid remained approximately constant between period ends at approximately $1.6 million. Casino expenses as a percentage of casino revenues increased to 61% from 58%, an increase of 3 percentage points between comparative periods due to the items described above.

        Lodging Expenses.    Lodging expenses in relation to lodging revenues, prior to reclassifying the cost of complimentaries to casino expense, remained constant at 32%.

        Food and Beverage Costs and Expenses.    Food and beverage costs and expenses in relation to food and beverage revenues, prior to reclassifying the cost of complimentaries to casino expense, remained constant at 60%.

        Retail Costs and Expenses.    Retail costs and expenses in relation to retail revenues, prior to reclassifying the cost of complimentaries to casino expense, remained constant at approximately 49%.

        Other Costs and Expenses.    Other costs and expenses in relation to other income decreased to 52% from 53%, a decrease of 1 percentage point. The decrease is primarily due to the recognition of income from the Chevrolet Rock and Roll mobile tour.

        Marketing, General and Administrative.    General and administrative expenses in relation to gross revenues increased to 13% from 12%, an increase of 1 percentage point. The increase was primarily due to payroll and related expenses increasing to 7.0% of gross revenues from 6.4% of gross revenues, guest claims increasing by $0.1 million and repairs and maintenance increasing by $0.1 million. Marketing expenses in relation to gross revenues decreased to 3% from 6%, a decrease of 3 percentage points. The decrease in marketing expenses was primarily due to $0.4 million decreases in marketing promotions, a $0.3 million decrease in national advertising and a $0.1 decrease in payroll and related expenses.

        Depreciation and Amortization.    Depreciation and amortization expense remained constant.

        Interest Expense.    Interest expense decreased to $3.3 million from $3.4 million, a decrease of $0.1 million or 3%. The decrease is due to the decrease in outstanding borrowings, a decrease in the effective interest rate on the Company's Credit Facility and decreasing amortization of loan fees.

        Income Taxes.    The Company has recorded a tax benefit of $0.1 million in the first quarter of 2003. The Company did not have income tax expense during 2002 due to being able to offset 100% of AMT income with AMT NOL's from previous periods. This is due to legislation passed in the Job Creation and Worker Assistance Act of 2002 which increases the limit on AMT NOL deductions from 90 percent to 100 percent for NOL's generated or taken as carryforwards in the tax year ending during 2002.

        Income Applicable To Common Shareholders.    Income applicable to common shareholders was $1.2 million compared to $0.2 million during the prior year three-month period. The increase in income applicable to common shareholders was due to the factors described above and an income tax benefit of $0.1 million partially offset by a $0.1 million increase in preferred stock dividends. Preferred dividends declared increased due to compounding returns on dividends that were not distributed.

Liquidity and Capital Resources

        For the three-month period ended March 31, 2003 our principal sources of funds were cash on-hand at December 31, 2002, and cash provided by operating activities of $8.0 million. The amount of cash provided by operating activities primarily includes net income of $2.6 million, depreciation and amortization of $2.9 million, provision for losses on accounts receivable of $0.1 million and amortization of loan fees of $0.2 million net of $2.3 million of changes in operating assets and liabilities. The primary uses of funds were capital expenditures of $0.8 million and a $5.1 million net reduction in the outstanding borrowings related to our credit facility and equipment financing. As a result, as of March 31, 2003, we had cash and cash equivalents of $11.3 million.

        On April 9, 2003, the Company entered into a $1.3 million conditional sale agreement, payable on or before October 1, 2003, for the purchase of four full color live video LED sign systems.

        In connection with the issuance of the old notes, the Company redeemed or repurchased all of the outstanding 9 1/4% Senior Subordinated Notes due 2005.

        We believe that our current cash balances and cash flow from operations and other sources of cash including the proceeds from our issuance of the old notes and the available borrowings under our senior secured credit facility ($33.5 million as of May 30, 2003) will be sufficient to provide operating and investing liquidity during the next 12 months. We may, however, need to raise additional funds prior to April 1, 2004. Our ability to raise additional funds is limited by restrictions on our financing activities under our new senior secured credit facility and the notes. We cannot be certain that additional financing will be available to us on favorable terms when required, if at all.

        On May 30, 2003, we issued $140.0 million aggregate principal amount of 8 7/8% Second Lien Notes due 2013, which we refer to as the old notes. Concurrently with the offering of the old notes, we entered into a new senior secured credit facility. We used the net proceeds from the old notes ($140.0 million), together with borrowings under our new credit facility ($20.0 million), and cash on hand ($0.7 million) to redeem or repurchase $120.0 million of our outstanding 9 1/4% Senior Subordinated Notes due 2005, to repay in full all of our then outstanding senior indebtedness totaling $19.3 million, to pay $15.0 million of the accrued dividends on our outstanding preferred stock and to pay bond tender and redemption premiums of $3.1 million and fees and expenses of $3.3 million. In addition, we exchanged all of our outstanding preferred stock, including accrued and unpaid dividends thereon, for junior subordinated notes.

        Our senior secured credit facility contains certain covenants including, among other things, financial covenants, limitations on our ability to dispose of capital stock, enter into mergers and certain acquisitions, incur liens or indebtedness, issue dividends on stock, and enter into transactions with affiliates. The senior secured credit facility is secured by substantially all of our property at the Resort.

Quantitative and Qualitative Disclosures About Market Risk

        Market risks relating to our operations result primarily from changes in short-term LIBOR interest rates. We do not have any foreign exchange or other significant market risk. We did not have any derivative financial instruments at March 31, 2003.

        Our exposure to market risk for changes in interest rates relates primarily to our current credit facility. In accordance with the credit facility, we enter into variable rate debt obligations to support general corporate purposes, including capital expenditures and working capital needs. We continuously evaluate our level of variable rate debt with respect to total debt and other factors, including assessment of the current and future economic environment.

        We had $18.0 million and $22.9 million in variable rate debt outstanding at March 31, 2003 and December 31, 2002, respectively. Based upon these variable rate debt levels, a hypothetical 10% adverse change in the effective interest rate, approximately a 46 basis point increase, would increase interest expense by approximately $0.1 million on an annual basis, and likewise decrease our earnings and cash flows. We cannot predict market fluctuations in interest rates and their impact on our variable rate debt, nor can there be any assurance that fixed rate long-term debt will be available to us at favorable rates, if at all. Consequently, future results may differ materially from the estimated adverse changes discussed above.

        As of March 31, 2003, there have been no material changes to the information previously reported under Item 7 in the Company's Annual Report on Form 10-K for the year ended December 31, 2002, except that on April 9, 2003, the Company entered into a $1.3 million conditional sale agreement, payable on or before October 1, 2003, for the purchase of four full color live video LED sign systems and that the Company redeemed or repurchased all of the outstanding 9 1/4% Senior Subordinated Notes due 2005.

        Our ability to service our contractual obligations and commitments will be dependent on our future performance, which will be affected by, among other things, prevailing economic conditions and financial, business and other factors, certain of which are beyond our control.

Critical Accounting Policies

        Our preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent expenses during the reporting period. Management periodically evaluates its policies, estimates and assumptions related to these policies.

        The Company operates in a highly regulated industry and we are subject to regulations that describe and regulate operating and internal control procedures. The majority of our casino revenue is counted in the form of cash, personal checks and gaming chips and tokens, which by their nature do not require significant or complex estimation procedures.

        Significant estimates include the useful lives and potential impairment of long-term assets, such as buildings and equipment, the adequacy of our allowance for uncollectible receivables, the amount of litigation and self-insurance reserves, amount of chips and tokens not likely to be redeemed, and the estimated liabilities for our slot cash-back programs. The estimated amounts are based on our best judgments using both historical information and known trends in our Company and in our industry and based upon our assumptions related to possible outcomes in the future. Because of the uncertainty inherent in any estimate, it is likely that the actual results will differ from the initial estimates, and the differences could be material.

        The Company has determined that the following accounting policies and related estimates are critical to the preparation of the Company's consolidated financial statements (a further discussion of our significant accounting policies can be found in the Notes to Financial Statements contained herein).

Long-term Assets

        The Company has a significant investment in long-lived property and equipment. The Company estimates that the undiscounted future cash flows expected to result from the use of these assets exceeds the current carrying value of these assets. Any adverse change to the estimate of these undiscounted future cash flows could necessitate an impairment charge that would adversely affect operating results. The Company estimates useful lives for its assets based on historical experience, estimates of assets' commercial lives, and the likelihood of technological obsolescence. Should the actual useful life of a class of assets differ from the estimated useful life, the Company would record an impairment charge. The Company reviews useful lives, obsolescence, and assesses commercial viability of these assets periodically.

Income Taxes

        We utilize estimates related to cash flow projections for the application of SFAS 109 to the realization of deferred income tax assets. Our estimates are based upon recent operating results and budgets for future operating results. These estimates are made using assumptions about the economic, social and regulatory environments in which we operate. These estimates could be negatively impacted by numerous unforeseen events including changes to regulations affecting how we operate our business, changes in the labor market or economic downturns in the areas where we operate.

Allowance for Uncollectible Receivables

        The Company maintains a provision for estimated uncollectible receivables based on historical experience and specific customer collection issues. Change in customer liquidity or financial condition could affect the collectibility of that account resulting in the adjustment upward or downward in the provision for bad debts, with a corresponding impact on the Company's operating results.

Contingencies

        The Company assesses its exposures to loss contingencies including legal and income tax matters and provides for an exposure if it is judged to be probable and estimable. If the actual loss from a contingency differs from management's estimate, operating results could be impacted.

Recent Accounting Pronouncements

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities and applies to all legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. This statement is effective for our 2003 fiscal year and early adoption is permitted. The Company adopted this statement on January 1, 2003 and the initial adoption did not have a material effect on our financial statements.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The most significant provisions of this statement relate to the rescission of Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and it also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Under this new statement, any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet certain defined criteria must be reclassified. Generally, SFAS No. 145 is effective for our 2003 fiscal year and may be adopted early. The Company adopted this statement on January 1, 2003 and the adoption did not have a material effect on our financial statements.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement address financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A fundamental conclusion reached by the FASB in this statement is than an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. This statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. We currently do not expect the adoption of this standard to have a material impact on our financial statements.

        In November 2002, the FASB issued "Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS Nos. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. We adopted the disclosure requirements of this Interpretation during the year ended December 31, 2002.

BUSINESS

Overview

        We own and operate the Hard Rock Hotel and Casino in Las Vegas, Nevada, a premier destination entertainment resort with a rock music theme. Commencing operations in 1995, the resort is modeled after the highly successful Hard Rock Cafe restaurant chain and is decorated with an    extensive collection of rare rock memorabilia. The original Hard Rock Cafe was co-founded in 1971 by Peter Morton, our Chairman and Chief Executive Officer, and the "Hard Rock" name has grown to become widely recognized throughout the world. Since opening, the resort has developed a strong following among its target customer base of youthful individuals, generally between the ages of 25 and 45, who seek a vibrant, energetic entertainment and gaming experience with the services and amenities associated with a boutique luxury resort hotel. As evidence of its appeal to its target customer base, the resort was selected in 2001 and 2002 by the Travel Channel as having one of "The Top 10 Pools" in the world. The resort has also been recognized in 2003 by What's On for having the "Favorite Hotel Pool," "Favorite Hotel Overall," "Favorite Hotel Staff," "Favorite Retail Store," and "Favorite Dance Club." Additionally, the Las Vegas Review Journal has recognized Simon Kitchen and Bar as the "Best New Hotel Restaurant" in 2003.

        The resort commenced operations March 9, 1995. An approximately $100 million expansion of the resort was completed during May 1999 which significantly enhanced and enlarged the resort. The resort currently consists of:

  •
  an eleven-story hotel tower with 657 hotel rooms (including 63 suites);

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  an approximately 30,000 square-foot casino with 563 slot machines and 91 table games;

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  an approximately 3,600 square-foot retail store;

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  an approximately 11,500 square-foot nightclub, called "Baby's," with a capacity of 800 persons;

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  an approximately 6,000 square-foot banquet facility with a capacity of 390 persons;

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  a live music concert hall, called "The Joint," with a capacity of 2,050 persons;

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  a beach club including an outdoor swimming pool area with a tropical theme, or the "Beach Club;"

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  five restaurants;

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  three cocktail lounges;

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  an approximately 8,000 square-foot spa/salon/fitness center, called the "Rock Spa;" and

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  a Starbucks.

        The resort's uniquely-styled approximately 30,000 square-foot circular casino is a major attraction for Las Vegas locals, as well as tourists. The casino currently houses 563 slot machines and 91 table games. The casino's innovative design includes an elevated Center Bar surrounded by the circular gaming floor. Rock music is played continuously to provide the casino with an energetic and entertaining, club-like atmosphere. Our guest rooms and deluxe suites average approximately 500 square feet in size, which is larger than the size of the average Las Vegas hotel room, and are stylishly furnished with modern furniture, stainless steel bathroom sinks, pedestal beds with leather headboards and black-and-white photos of famous rock musicians. The rooms also include special amenities such as large 27-inch screen televisions with high speed Internet access, stereo systems and French doors that open to the outdoors. The Joint, a premier live music venue, successfully draws audiences from Las Vegas visitors, as well as the local Las Vegas population. Baby's, a popular nightclub, features well-known and innovative DJs from all around the country to provide the proper entertainment to attract our target clientele. The Beach Club features a 300-foot long, sand bottomed pool with a water slide, a water fall, a running stream and underwater rock music and has been dubbed "the eighth wonder of Las Vegas" by VOGUE magazine. The resort's five restaurants provide high quality offerings at multiple price points and include Simon Kitchen and Bar, Nobu, AJ's Steakhouse, Pink Taco and Mr. Lucky's.

        The resort occupies one of the most highly visible and easily accessible sites in Las Vegas. It is located on approximately 16.7 acres of land near the intersection of Paradise Road and Harmon Avenue, approximately two miles from McCarran International Airport and approximately one mile east of the Strip, the main tourist area in Las Vegas. The resort represents an attractive alternative for tourists, business travelers and locals who wish to avoid the crowds and congestion of the Strip, while maintaining close and easy access to the Strip. We have agreements with major hotels and casinos and retail establishments pursuant to which shuttle services are provided between such locations and the resort. The resort's location is particularly attractive due to its proximity to a high concentration of popular Las Vegas restaurants and nightclubs, the Las Vegas Convention Center, the Thomas & Mack Center at the University of Nevada Las Vegas, Las Vegas' primary sporting and special events arena, and a number of non-gaming hotels, which have an aggregate of more than 1,000 guest rooms.

The Resort's Expansion

        In order to accommodate our customers' needs and to continue to capitalize on our past success, we plan to expand the resort to include the following amenities:

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  increase the capacity of the resort's parking garage by creating approximately 370 new parking spaces;

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  remodel and expand approximately 60,000 square-feet of the resort, which includes a 21,000 square foot expansion of the banquet and meeting facilities, as well as improvements to pre-function lobbies, the business center and other areas;

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  remodel and expand the resort's nightclub, Baby's; and

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  create an exclusive "mega suite" which will comprise nearly 5,000 square-feet and include numerous amenities.

Business Strategy

        We believe our continued success in the Las Vegas marketplace is attributable to our unique positioning of the resort. Our business and marketing strategy for the resort is to create a vibrant and energetic entertainment and gaming environment that primarily appeals to a customer base of youthful individuals. We successfully use the Hard Rock theme, vibrant atmosphere and personalized service to differentiate the resort from the substantially larger "mega resorts" approximately one mile west on the Las Vegas Strip. Key elements of our strategy include the following:

        Unique Target Clientele.    We have successfully differentiated the resort in the Las Vegas market by targeting a predominantly youthful and "hip" customer base, which we believe consists primarily of    rock music fans and youthful individuals, as well as actors, musicians and other members of the entertainment industry. To attract this target audience, we promote the resort as "the place to be" in Las Vegas. The "Hard Rock Hotel" trademark and Mr. Morton's extensive network of contacts in the music and entertainment industry have helped to attract a number of famous actors, musicians and celebrities to the resort. We believe that these customers form a combined demographic group that continues to be underserved by competing facilities despite recent competition from other properties in Las Vegas.

        Entertainment.    The Joint has hosted a variety of famous rock singers and popular music groups which in 2002 included, among others, legends such as the Rolling Stones, the Who, Aerosmith, the Eagles, Robert Plant and Bob Dylan; more recent phenomena such as No Doubt, the Red Hot Chili

Peppers, Kid Rock, Depeche Mode and Moby; and cutting edge groups such as System of A Down, Korn, Tenacious D, Coldplay and Disturbed. We believe that the Joint has become a favorite venue for musicians and guests due to its relatively small capacity and intimate atmosphere.

        The resort has in the past year also hosted special events such as a post awards party for Fox Broadcasting's Billboard Music Awards; the AVP Invitational, a pro volleyball tournament; and most recently, live broadcasts of the Howard Stern Show live from the casino. We believe that The Joint's concerts and the resort's special events generate significant worldwide publicity and reinforce the resort's marquee image and unique position in the Las Vegas marketplace.

        Gaming Mix Targeted To Customer Base.    The casino currently includes 563 slot machines, 91 table games and an approximately 1,200 square-foot race and sports book. Our target gaming customer has a higher propensity to play table games and we strive to create a fun and enthusiastic gaming environment through the use of music themed gaming chips and playing surfaces and by promoting interaction between table game dealers and customers. The casino also features the latest slot machines, some of which reflect the resort's rock music theme, as well as more traditional machines. During 2002, 353 of our slot machines were modified to produce and accept tickets instead of coins to promote customer convenience and reduce operating costs.

        Significant Revenue From Non-Gaming Operations.    We derive a majority of our revenues from non-gaming operations. Our hotel, beach club, retail, food and beverage, and other operations allow us to market the resort as a full-service destination. Our diversified revenue base allows us to be less dependent on the casino as a source of revenues and profits, which we believe may result in less volatility in our earnings.

        Unsurpassed Customer Service.    One of the cornerstones of our business strategy is to provide our customers with an extraordinary level of personal service. Our management trains our employees to interact with guests and continually strives to instill in each employee a dedication to superior service designed to exceed guests' expectations. Mr. Morton is a visible proponent of the resort's emphasis on customer service and regularly speaks to employees and customers. In addition, Mr. Morton and other members of management personally respond to suggestions made on comment cards placed in each of the resort's hotel rooms.

The Resort

        The resort currently consists of the hotel, casino, retail store, Baby's nightclub, banquet facility, The Joint, beach club, five restaurants, three cocktail lounges, Rock Spa and a Starbucks.

        The Hotel.    The hotel's eleven-story tower houses 657 spacious hotel rooms, including 594 guest rooms and 63 suites. The guest rooms and deluxe suites average approximately 500 square feet in size, which is larger than the size of the average Las Vegas hotel room. Consistent with the resort's distinctive decor, the hotel rooms are stylishly furnished with modern furniture, stainless steel bathroom sinks, pedestal beds with leather headboards and black-and-white photos of famous rock musicians. The rooms also include special amenities such as large 27-inch screen televisions with high speed internet access, stereo systems and French doors that open to the outdoors. A full-service concierge and 24-hour room service are available to all guests of the hotel.

        The following table illustrates certain historical information relating to the hotel for the last three fiscal years:

	Year Ended
	December 31, 2002	December 31, 2001	December 31, 2000
Number of hotel rooms	657	657	657
Average occupancy rate(1)	93.9%	94.1%	94.8%
Average daily rate(1)	$114	$112	$109

(1)
Includes rooms provided on a complimentary basis

        The Casino.    The innovative, distinctive style of the 30,000 square-foot circular casino is a major attraction for both Las Vegas visitors and local residents. The casino is designed with an innovative circular layout around the elevated Center Bar, which allows the casino's patrons to see and be seen from nearly every area of the casino as well as play Blackjack at 3 gaming tables in the bar. Rock music is played continuously to provide the casino with an energetic and entertaining, club-like atmosphere. In addition, the casino promotes a friendly, intimate atmosphere by encouraging its employees to smile at and interact with casino players. Dealers, for example, are encouraged to "High Five" winning players.

        The casino houses 94 table games including Blackjack, Craps, Roulette, Caribbean Stud Poker, Baccarat, Mini-Baccarat, War, 3 Card Poker, Big 6, Let-it-Ride and Pai-Gow Poker, 559 slot and video machines, an approximate 1,200 square-foot race and sports book as well as the 2,000 square-foot Center Bar. Some of the casino's gaming chips are themed to coincide with current concerts and the casino also offers patrons other attractions, such as cutting edge slot technology, proprietary slot graphics, distinctive slot signage, guitar-neck-shaped levers on certain slot machines and piano-like roulette tables complete with keyboards.

        Retail.    The resort's retail operations consist of the Retail Store, a 3,600 square-foot retail shop, located at the resort, and sales through our Internet web site. Visitors may purchase shirts, hats, pins, golf bags, children's clothing, stationary, leather jackets, collectible pin sets, sundry items and a variety of other merchandise displaying the popular "Hard Rock Hotel" and "HRH" logos from the Retail Store, through the web site and from a sundry store located in the resort. Our retail operations offer a convenient and inexpensive outlet to market and advertise the "Hard Rock Hotel" trademark and attract other Las Vegas visitors to the resort. Our in-house design team is responsible for maintaining the consistency of the Resort's image while creating new merchandise to expand and diversify the retail selection.

        Baby's.    Baby's is an approximately 11,500 square-foot facility, with an 800 person capacity, featuring three rooms on two levels, including a sunken dance floor, three bars and state-of-the-art lighting and sound equipment. We fly popular and innovative DJs in from all around the country to provide the proper entertainment to attract our target clientele.

        Banquet Facility.    Our 6,000 square-foot conference center and entertainment area has capacity for 390 persons. The state-of-the-art facility is located adjacent to the Beach Club area and can accommodate one large event/group and has the capability of being separated into three distinct 2,000 square-foot areas.

        The Joint.    As a live music venue with capacity for 2,050 persons, The Joint successfully draws audiences from Las Vegas visitors and from the local Las Vegas population. We believe that as a result of hosting concerts by famous musicians which in 2002 included, among others, legends such as the Rolling Stones, the Who, Aerosmith, the Eagles, Robert Plant, Yes, Bob Dylan and Sammy Hagar, more recent phenomena such as No Doubt, the Red Hot Chili Peppers, Kid Rock, Alanis Morissette

and Jewel and cutting edge groups such as System of A Down, Oasis, Tenacious D, Cold Play and Disturbed, the Joint has become a premier venue in Las Vegas for live popular music. We also believe that the Joint has become a favorite venue for musicians and guests due to its relatively small capacity and intimate atmosphere. The resort has in the past year also hosted special events such as a post awards party for Fox Broadcasting's Billboard Music Awards and the AVP Invitational, a pro volleyball tournament. We believe that The Joint's concerts and the resort's special events generate significant worldwide publicity and reinforce the resort's marquee image and unique position in the Las Vegas marketplace and provide an added source of visitors for the hotel, casino, retail and food and beverage operations.

        The Beach Club.    The Beach Club features a 300-foot long, sand bottomed pool with a water slide, a water fall, a running stream and underwater rock music. The Beach Club also features beaches with white sand imported from Monterey, California, rock outcroppings and whirlpools. In addition, the Beach Club features swim-up blackjack, a Beach Club bar and grill, 53 Tahitian-style private cabanas, and a removable dance floor that extends from one of the beach areas, providing the perfect party space amid thousands of tons of imported sand. The private cabanas include water misters, a refrigerator, a television and (for an additional fee) an on-site massage service.

        Food and Beverage. The resort offers its patrons a selection of high-quality food and beverages at multiple price points. The resort's food and beverage operations include five restaurants (AJ's Steakhouse, Pink Taco, Simon, Mr. Lucky's, and Nobu), three bars in the casino (the Las Vegas Lounge, Sports Deluxe and Center Bar), three bars in The Joint, a bar at the Beach Club and catering service for corporate events, conventions, banquets and parties. Mortoni's restaurant and bar was closed permanently and has been replaced by Simon Kitchen and Bar that opened during October 2002. AJ's Steakhouse, with seating capacity for approximately 100 persons, is reminiscent of classic steakhouses that reigned in 60's Las Vegas, with an open kitchen, and serves prime Chicago stockyard beef. Pink Taco, with seating capacity of approximately 150 persons, is a hip authentic Mexican eatery with seasonal outside dining. Simon, a hip restaurant with seating capacity for approximately 180 persons designed by Yabu Pushelberg, serves the upscale world cuisine of celebrity chef Kerry Simon. Mr. Lucky's, a 24-hour restaurant with seating capacity for approximately 200 persons, specializes in high-quality, moderately priced American cuisine. Nobu, with seating capacity of approximately 120 persons, is a ground breaking temple of Japanese cuisine with Latin American influences created by Master Chef Nobu Matsuhisa and owned and operated independently of the resort.

        Both the 1,800 square-foot Las Vegas Lounge and the 1,963 square-foot Center Bar have become popular with both Las Vegas tourists and local residents who are attracted to the resort's entertainment and vibrant, energetic atmosphere. As a result, these bars frequently reach their service capacity on weekends, holidays and when special events and concerts are held in The Joint or at the Beach Club. In addition, The Joint and the Beach Club offer their customers a limited selection of menu items and beverages.

        The Rock Spa.    Our state-of-the-art health club and spa facilities feature amenities such as treadmills, stair-masters, stationary bicycles, CYBEX machines, a variety of free-weights, steam rooms, showers, massage, facial and other personal services. We believe the Rock Spa is a facility suitable for a first-class destination resort.

        Banquets and Corporate Events.    The resort hosts a number of corporate events, conventions, banquets and private parties for up to 3,000 persons. Past clients include Callaway Golf, ESPN, HBO, VH1, Red Bull, PeopleSoft, Coors Brewing Co., Sketchers, Jack Daniels, Microsoft, Toyota, Sony, Goldman Sachs, Xerox, Wells Fargo and Sprint PCS. Depending upon the size of the event, customers can choose to host their corporate functions, conventions and banquets either indoors, at The Joint or in the Banquet facility, or outdoors, around the swimming pool at the Beach Club.

Marketing

        Our marketing efforts are targeted at both the visitor market (tourists and business travelers) as well as local patrons. Our marketing department uses both traditional and innovative marketing strategies to promote the "Hard Rock Hotel" and "Hard Rock Casino" trademarks. We employ targeted marketing programs through use of our database, which contains in excess of 550,000 names and addresses and in excess of 170,000 email addresses. The resort is aggressively marketed not only through domestic and international public relations activities, direct mail, internet blasts, print, radio and television advertising, but also through special arrangements with various members of the entertainment industry. For example, in February 2002, Howard Stern broadcasted live for three days from the casino, reaching approximately 20 million of his listeners, during which his show's sponsors provided for a $100,000 blackjack bet for charity. In addition, for the past five years we have provided a number of rooms for the BILLBOARD Music Awards televised on Fox Network TV in exchange for frequent media exposure during the telecast. The Resort also hosts many well-publicized and often televised events such as the AVP Pro Beach Volleyball Tournament. We believe that these types of events are held at the resort because its stylish and distinctive atmosphere is consistent with the theme of the events. The events, in turn, reinforce the resort's image as a destination resort among its target clientele. The concerts in The Joint by popular artists, some of which have been televised, are another form of promotional activity that reinforces the resort's image.

        The casino marketing staff has developed the Back Stage Pass program for visitors to the casino. The Back Stage Pass is a casino player tracking card. The program, which is available to all casino visitors, tracks each patron's gaming record, and based on the level of gaming activity, members may become eligible for discounted or complimentary services, invitations to special events and merchandise at the resort. Every visitor who joins the Back Stage Pass program receives a Six-Pac of coupons redeemable at the resort. The coupons are redeemable for certain items available at the resort such as a free slot play, complimentary shot glass or a reduced weekday room rate.

        Management targets local residents through direct mail advertising as well as through hosting special events and parties specifically geared to the local population. In addition, management believes the off-Strip location and close proximity to a variety of restaurants and nightclubs attracts local residents to the resort.

Trademarks

        Hard Rock Hotel™ and Hard Rock Casino™ are registered trademarks of a wholly-owned subsidiary of Rank. Upon the sale of Mr. Morton's interest in the Hard Rock Cafes to Rank, in June 1996, Mr. Morton and Rank entered into a trademark licensing agreement pursuant to which Rank granted to Mr. Morton an exclusive, perpetual, royalty-free license, subject to certain termination provisions designed to protect the quality of the trademarks, to use the "Hard Rock Hotel" and "Hard Rock Casino" trademarks in connection with hotel casinos and casinos in the "Morton Territory" areas of the United States west of the Mississippi River plus Illinois and Louisiana, but excluding Texas (other than Houston), and in Australia, Brazil, Israel, Venezuela and metropolitan Vancouver, British Columbia. Mr. Morton in turn entered into a sublicensing agreement with us in which we obtained the exclusive right, subject to certain termination provisions designed to protect the quality of the trademarks, to use the "Hard Rock Hotel" and "Hard Rock Casino" trademarks in connection with the resort for a term lasting as long as we shall have any outstanding indebtedness pursuant to the then existing notes or our then existing credit facility. We entered into an amendment to the sublicensing agreement with Mr. Morton whereby the term of our use of such right was extended to the earlier of June 1, 2018 or the repayment in full of the notes.

Las Vegas Market

        Las Vegas is one of the fastest growing and largest entertainment markets in the United States. During 2002, gaming revenues in Clark County reached $7.6 billion. The number of visitors traveling to Las Vegas was approximately 35.1 million in 2002, representing a compound annual growth rate of 5.2% since 1988's 17.2 million visitors. Aggregate expenditures by Las Vegas visitors increased at a compound annual growth rate of 8.6% from $10.0 billion in 1988 to $31.6 billion in 2002. The number of hotel and motel rooms in Las Vegas increased at a compound annual growth rate of 5.0% from 67,391 in 1989 to 126,787 in 2002. We believe that the addition of quality themed hotel casinos and resorts during recent years will continue to increase visitor traffic to Las Vegas and we will benefit in particular due to our unique niche and proximity to the Strip.

Las Vegas Market Statistics

        The following table sets forth certain statistical information for the Las Vegas market for the years 1998 through 2002, as reported by the Las Vegas Convention and Visitor Authority.

	1998	1999	2000	2001	2002
Visitor volume (in thousands)	30,605	33,809	35,850	35,017	35,072
Clark County gaming revenues (in millions)	$6,347	$7,209	$7,671	$7,637	$7,631
Hotel/motel rooms	109,365	120,294	124,270	126,610	126,787
Airport passenger traffic (in thousands)	30,227	33,669	36,866	35,180	35,009
Convention attendance (in thousands)	3,302	3,773	3,853	5,014	5,105

Competition

        The resort, located less than one mile east of the Strip, competes with other high-quality Las Vegas resorts and other Las Vegas hotel casinos, including those located on the Strip, on the basis of overall atmosphere, range of amenities, price, location, entertainment offered, theme and size. Currently, there are approximately 30 major gaming properties located on or near the Strip, 13 additional major gaming properties in the downtown area and additional gaming properties located in other areas of Las Vegas. Many of the competing properties, such as the Rio, Mandalay Bay, Paris, The Venetian, The Mirage, Treasure Island, Caesar's Place, Luxor, New York-New York, Bellagio, Aladdin, the Palms and the MGM Grand have themes and attractions which draw a significant number of visitors and directly compete with our operations. Some of these facilities are operated by companies that have more than one operating facility and may have greater name recognition and financial and marketing resources than us and market to the same target demographic group as we do. Furthermore, additional hotel casinos, containing a significant number of hotel rooms, are expected to open in Las Vegas within the coming years. There can be no assurance that the Las Vegas market will continue to grow or that hotel casino resorts will continue to be popular, and a decline or leveling off of the growth or popularity of such facilities would adversely affect our financial condition and results of operations.

        We will also face competition from competing "Hard Rock" hotels and hotel casinos that may be established in jurisdictions other than Las Vegas. We have the exclusive right to use the "Hard Rock Hotel" and "Hard Rock Casino" trademarks only in connection with the resort in Las Vegas. Mr. Morton holds the exclusive rights to exploit such trademarks in connection with hotel casinos and casinos in other parts of the Morton Territory, and Rank holds such rights in the remainder of the world. Neither Mr. Morton nor Rank may open a hotel/casino or casino using the "Hard Rock" name in Las Vegas. Rank has the right to open hotels (without casinos) using the "Hard Rock" name anywhere outside of the State of Nevada.

        To a lesser extent, the resort competes with hotel casinos in the Mesquite, Laughlin, Reno and Lake Tahoe areas of Nevada, and in Atlantic City, New Jersey. The resort also competes with state-

sponsored lotteries, on- and off-track wagering, card parlors, riverboat and Native American gaming ventures, and other forms of legalized gaming in the United States, as well as with gaming on cruise ships, Internet gaming ventures and international gaming operations. In 1998, California enacted The Tribal Government Gaming and Economic Self-Sufficiency Act (the "Tribal Act"). The Tribal Act provides a mechanism for federally recognized Native American tribes to conduct certain types of gaming on their land. The California electorate approved Proposition 1A on March 7, 2000. Proposition 1A gives all California Indian tribes the right to operate a limited number of certain kinds of gaming machines and other forms of casino wagering on California Indian reservations. Continued proliferation of gaming activities permitted by Proposition 1A may materially negatively affect Nevada gaming markets and our financial position and results of operations. Management is unable, however, to assess the magnitude of the impact on us. See "Risk Factors—Risks Related to Our Business, Including Our Debt—Recently enacted and possible legislation governing gambling activities could materially and adversely affect our business."

Employees

        As of December 31, 2002, we had approximately 1,247 full-time employees and 367 on-call employees who are employed on an as-needed basis. None of our employees are members of unions; however, various unions have been aggressively soliciting new members in Las Vegas. We cannot assure that one or more unions will not approach our employees. We consider our relations with our employees to be good and have never experienced an organized work stoppage, strike or labor dispute.

Legal Proceedings

        We are a defendant in various lawsuits relating to routine matters incidental to our business. Management does not believe that the outcome of any litigation, in the aggregate, will have a material adverse effect on our business or results of operations.

GOVERNMENT REGULATION

        The ownership and operation of casino gaming facilities in Nevada are subject to: the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively the "Nevada Act"); and various local regulations. Our gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission (the "Nevada Commission"), the Nevada State Gaming Control Board (the "Nevada Board") and the Clark County Liquor and Gaming Licensing Board (the "CCLGLB" and, together with the Nevada Commission and the Nevada Board, the "Nevada Gaming Authorities").

        The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (a) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (b) the establishment and maintenance of responsible accounting practices and procedures; (c) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (d) the prevention of cheating and fraudulent practices; and (e) to provide a source of state and local revenues through taxation and licensing fees. Changes in such laws, regulations and procedures could have an adverse effect on our gaming operations.

        We are required to be licensed by the Nevada Gaming Authorities. The gaming license requires the periodic payment of fees and taxes and is not transferable. No person may become a stockholder of, or receive any percentage of profits from us, without first obtaining licenses and approvals from the Nevada Gaming Authorities. We have obtained from the Nevada Gaming Authorities the various approvals, permits and licenses required in order to engage in our current gaming activities in Nevada. We have received, subject to certain conditions, all additional approvals, registrations and regulation waivers that will be required for the issuance of the new notes.

        The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, us in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Our officers, directors and some of our key employees must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause that they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation in which the burden of proving one's suitability is always on the applicant. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and in addition to their authority to deny an application for a finding of suitability for license, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

        If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with such person. In addition, the Nevada Commission may require us to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

        We are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by us must be reported to, or approved by, the Nevada Commission.

        If it were determined that the Nevada Act was violated by us, the gaming licenses it holds could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate our gaming properties and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of our gaming properties) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect our gaming operations.

        Notwithstanding our status as a publicly registered corporation, prior approval of the Nevada Gaming Authorities is required to acquire any of our voting securities, regardless of the number of shares owned. Additionally, the beneficial owners of our Class A common stock and the Class B common stock are prohibited from selling, assigning, transferring, pledging or otherwise disposing of such stock without the prior approval of the Nevada Commission. Each holder shall be required to file an application, be investigated, and have his suitability as a beneficial owner of our equity securities determined. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

        The Nevada Act provides that each person who acquires, directly or indirectly, beneficial ownership of any debt security in a publicly registered corporation which is registered with the Nevada Commission (a "Registered Corporation") may be required to be found suitable if the Nevada Commission has reason to believe that the acquisition of such debt security would otherwise be inconsistent with the declared policy of the State of Nevada.

        Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires not more than 15%, of a Registered Corporation's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for "investment purposes only." An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the corporate charter, bylaws, management, policies or operations of the Registered Corporation, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Registered Corporation's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (a) voting on all matters voted on by stockholders; (b) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (c) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial owners. The applicant is required to pay all costs of investigation. Under certain circumstances, the Nevada Commission may find that an entity qualifies as an "institutional investor" even if the interest held is not in a publicly registered company. However, the same maximum investment of 15% of the equity would remain.

        Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us, we (a) pay that person any dividend or interest upon our voting securities, (b) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (c) pay remuneration in any form to that person for services rendered or otherwise, or (d) fail to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities for cash at fair market value. Additionally, pursuant to the Clark County Code, the CCLGLB has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license.

        The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, he shall not hold, directly or indirectly, the debt security of the publicly registered company, beyond the time prescribed by the Nevada Commission. The Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it: (a) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (b) recognizes any voting rights by such unsuitable person in connection with such securities; (c) pays the unsuitable person remuneration in any form; or (d) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

        We are required to maintain a current stock ledger in Nevada that may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require our stock certificates to bear a legend indicating that the securities are subject to the Nevada Act. Due to the fact that we are a corporate gaming licensee, our stock certificates carry a restrictive legend indicating our stock is subject to the Nevada Act. Furthermore, any negative covenant that restricts the transfer of the stock of a corporate licensee may require the prior approval of the Nevada Commission.

        We may not make a public offering of our securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Such approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful. We have applied for and received, subject to certain conditions, approval as a Registered Corporation based upon our prior debt offering, as well as a waiver of certain regulations of the Nevada Commission that prohibit a public offering by a corporation holding a Nevada gaming license. Such approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prior prospectus or the investment merits of the debt securities offered, nor does it infer any such finding or recommendation or approval on the current offering memorandum. Any representation to the contrary is unlawful.

        Changes in control of us through merger, consolidation, stock or asset acquisition, management or consulting agreements, or any act or conduct by a person whereby he obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the prior approval process relating to the transaction.

        The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licenses, and Registered Corporations that are affiliated with these operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (a) assure the financial stability of corporate gaming operators and their affiliates; (b) preserve the beneficial aspects of conducting business in the corporate form; and (c) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before we can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by our Board of Directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purposes of acquiring control of the Registered Corporation.

        License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (a) a percentage of the gross revenues received; (b) the number of gaming devices operated; (c) the number of table games operated; or (d) a percentage of the room rate charged for each occupied room. A casino entertainment tax is also paid by casino operations where entertainment is furnished in connection with the selling of food or refreshments.

        Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (each a "Licensee"), and who proposes to become involved in a gaming venture outside of Nevada is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the ongoing expenses of investigation by the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if the Licensee knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engages in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employs a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

        We have established, and will be required to maintain, a Gaming Compliance Program for the purpose of, at a minimum, performing due diligence, determining the suitability of relationships with other entities and individuals and to review and ensure compliance by us, our subsidiaries and any affiliated entities, with the Act and Regulations and the laws and regulations of any other jurisdiction in which we or our subsidiaries or affiliates operate. The Gaming Compliance Program, any amendments thereto, and the members, one such member which shall be independent, shall be administratively reviewed and approved by the Chairman of the Nevada Board. We shall amend the compliance program, or any element thereof, and perform such duties as may be assigned by the Chairman of the Nevada Board or his designee, related to review of activities relevant to our continuing qualification.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth the name, age and position of each of our directors, executive officers or key employees:

Name	Age	Position
Peter A. Morton	54	Chairman of the Board, Chief Executive Officer and Secretary
Kevin L. Kelley	45	President and Chief Operating Officer
Brian D. Ogaz	44	Senior Vice President
James D. Bowen	41	Vice President Finance, Chief Financial Officer and Treasurer
Christine R. Belcastro	53	Vice President and Assistant General Manager
Gilbert B. Friesen	63	Director
Stephen A. Marks	54	Director

        Peter A. Morton, age 54, has been our Chairman of the Board and Chief Executive Officer since our formation and Secretary since December 1997. Prior to June 1996, Mr. Morton was the President and Chief Executive Officer of Hard Rock America. Mr. Morton, a third generation restaurateur, co-founded the London Hard Rock Cafe in 1971, at the age of 23. He also opened Morton's Restaurant in Los Angeles, California in 1979 and developed Hard Rock Cafes in Aspen, Chicago, Hollywood, Honolulu, Houston, Las Vegas, Los Angeles, Maui, New Orleans, Newport Beach, Phoenix, San Diego, San Francisco and Sydney. In addition, Mr. Morton developed the following restaurants: Great American Disaster, London, England (1970); and Morton's Bar and Grill, London, England (1975). Mr. Morton sits on the Board of Trustees of the Natural Resources Defense Council.

        Kevin L. Kelley, age 45, has been our President and Chief Operating Officer since January 20, 2003. Mr. Kelley served Station Casinos in various capacities from August 1993 to January 2003, including the position of President of Westside Operations overseeing all operations of Station Casinos' five westside properties. Prior to his joining Station Casinos, Mr. Kelley served as Executive Vice President of International Casino Marketing for the Golden Nugget Hotel and Casino and as Vice President of International Casino Marketing at the Las Vegas Hilton Hotel and Casino.

        Brian D. Ogaz, age 44, was appointed to the position of Senior Vice President of the Company on December 31, 2001. Since 1986, Mr. Ogaz has held various positions for several companies controlled by Peter Morton. Mr. Ogaz held the position of Vice President of Finance of Hard Rock Cafe America and related entities from 1986 to 1996. Prior to 1986, he was employed as Chief Financial Officer of Kings Road Entertainment for one year and as an accountant for Ernst & Whinney for three years.

        James D. Bowen, age 41, was appointed to the position of Vice President Finance, Chief Financial Officer and Treasurer of the Company during the month of April 2000. Mr. Bowen held the position of Vice President Finance for Lady Luck Gaming Corp. from 1995 to 2000. Prior to 1995, he worked for five years for KPMG, LLC, two years for the Dunes Hotel, Casino and Country Club and five years for Arthur Andersen LLP.

        Christine R. Belcastro, age 53, was promoted to Assistant General Manager during November 2002. Prior to that time, Ms. Belcastro served as our Vice President of Hotel Operations since October 1997. From April 1996 to October 1997 Ms. Belcastro was employed by Harveys as Executive Director of Hotel Operations of the resort. From 1994 to 1996 she was employed by Harveys as Director of Hotel Operations for the resort. From 1992 to 1994, she was Director of Hotel Operations at the Palace Station in Las Vegas. From 1991 to 1992, Ms. Belcastro served as Director of Hotel Operations at the Sands Hotel.

        Gilbert B Friesen, age 63, has been a Director since December 1997. Currently, Mr. Friesen is a private investor. From 1994 to 1997, he was Chairman of the Board of Classic Sports Network. Prior to 1994 he was a private investor.

        Stephen A. Marks, age 54, has been a Director since December 1997. He is the founder of French Connection Group plc, an international fashion company listed on the London Stock Exchange, and has been its Chief Executive Officer and a Director since its formation in 1969.

Compensation of Directors

        Our directors receive no compensation for serving on the board of directors. All directors are reimbursed for expenses incurred in connection with attendance at board or committee meetings.

Executive Compensation

        The following table sets forth the compensation paid or accrued by Hard Rock Hotel, Inc. to the Chief Executive Officer and each of the four most highly compensated executive officers (collectively, the "named executive officers") for their services for the years ended December 31, 2002, 2001 and 2000.

Annual Compensation
Name and Principal Position	Year	Salary ($)		Bonus ($)		Other Annual Compensation		All Other Compensation ($)(1)
Peter A. Morton Chairman of the Board, Chief Executive Officer and Secretary	2000 2001 2002	$	— — —	$	— — —	$2,413,119 2,397,503 2,446,801	(2) (2) (2)	$	— — —
Don Marrandino(3) Former President and Chief Operating Officer	2000 2001 2002		— — 310,096		— — 26,407	— — —			— — —
Brian Ogaz(4) Senior Vice President	2000 2001 2002		127,200 192,806 248,306		— — —	— — —			— — —
James D. Bowen Vice President Finance, Chief Financial Officer and Treasurer	2000 2001 2002		86,538 136,057 153,118		7,326 128,874 91,514	— — —			— 35,182 39,377
Christine R. Belcastro Vice President and Asst. General Manager	2000 2001 2002		120,427 132,330 147,452		32,699 127,516 86,533	— — —			34,637 35,594 46,892
Wm. Mark Kelly Vice President Casino Operations	2000 2001 2002		86,731 107,773 142,092		41,871 29,452 71,533	— — —			3,577 3,947 37,876

(1)
Amounts shown include amounts vested under 1999 Performance Awards Plan and contributions made by us to the Hard Rock 401(k) Plan. For the fiscal year ended 2002, amounts shown for Mr. Bowen, Ms. Belcastro and Mr. Kelly include $34,577, $42,092 and $33,750, respectively, for amounts vested under 1999 Performance Awards Plan and $4,800, $4,800 and $4,126, respectively, for contributions made by the Company to the Hard Rock 401(k) Plan.

(2)
Mr. Morton received his compensation in the form of a supervisory fee. See "—Employment Agreements." A portion of the supervisory fee was paid directly to the 510 Development Corporation, a corporation owned 100% by Mr. Morton.

(3)
Mr. Marrandino resigned his employment relationship with the Company on December 20, 2002.

(4)
Our board of directors appointed Mr. Ogaz as Senior Vice President on December 31, 2001. Mr. Ogaz is paid directly by 510 Development Corporation. The amounts included herein represent the portion of Mr. Ogaz's compensation reimbursed by the Company to 510 Development.

Employment Agreements

        Mr. Morton has entered into an amended and restated supervisory agreement with us, which expires on December 31, 2022 (the "Supervisory Agreement"). Mr. Morton has the option to renew the Supervisory Agreement for two successive fifteen year terms. Pursuant to the terms of the Supervisory Agreement, Mr. Morton is to provide consulting and supervisory services to us in exchange for 2.0% of our annual gross revenues (as defined therein), which excludes the value of any complimentary goods or services. Such payments will be subordinated to our debt. We will reimburse Mr. Morton for all costs and expenses incurred by him in connection with services provided to us. In the event either we are or Mr. Morton is in Default (as defined in the Supervisory Agreement), the non-defaulting party may terminate the Supervisory Agreement after the other party has received the opportunity to cure such default.

        Mr. Bowen has entered into an employment agreement, dated November 8, 2000, and amended as of September 7, 2001. Mr. Bowen will serve as Vice President Finance, Chief Financial Officer and Treasurer of the Company. Mr. Bowen's current base salary is $167,500 per year and he is entitled to an annual bonus to be determined by our board of directors. If Mr. Bowen is terminated by us without cause, we will pay Mr. Bowen an amount representing 1 year of his then current base salary, but in no case shall such payment be less than $145,000 and 1 year of his medical, hospitalization, dental, vision, pharmacy and term group insurance. Mr. Bowen shall also be entitled to these benefits if he voluntarily terminates his employment within thirty (30) days following a change of control of the Company.

        Mr. Marrandino, our former President and Chief Operating Officer, entered into an employment agreement with the Company, dated as of May 24, 2002. Mr. Marrandino was entitled to serve in the capacity of President and Chief Operating Officer of the Company. Mr. Marrandino's base salary pursuant to the employment agreement was $375,000 per annum plus receipt of an annual bonus as determined by our board of directors. Mr. Marrandino's employment provided for 1 year salary in the event he was terminated by us without cause, or he voluntarily resigned within thirty (30) days of a change of control of the Company. Mr. Marrandino resigned his employment relationship with us on December 20, 2002.

Compensation Committee Interlocks and Insider Participation

        We did not have a Compensation Committee during 2002. Messrs. Morton and Marrandino each participated in the determination of officers' compensation during 2002.

Indemnification of Directors and Officers and Limitation of Liability

        Chapter 78 of the Nevada Revised Statutes, or NRS, Article Sixth of our articles of incorporation and Article VII of our bylaws contain provisions for indemnification of our directors and officers. The bylaws require us to indemnify such persons to the fullest extent permitted by Nevada law. Each person will be indemnified in any proceeding if he acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal proceeding, had no reasonable cause to believe, was unlawful. Indemnification would cover expenses reasonably incurred, including attorneys' fees, judgments, fines and amounts paid in settlement. Our bylaws provide that our board of directors may cause us to purchase and maintain insurance on behalf of any present or past director or officer insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, regardless of whether we would have the power to indemnify such person.

        In addition, we have, with the approval of the stockholders, entered into an indemnification agreement with each of our directors. These agreements will require us to indemnify any director, to the fullest extent permitted by law, who is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation (including discovery), whether conducted by us or any other party, that such director in good faith believes might lead to the institution of any action, suit or proceeding, whether civil, criminal, administrative, investigative or other by reason of (or arising in part out of) any event or occurrence related to the fact that such director is or was our director, officer, employee, agent or fiduciary, or is or was serving at our request as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or by reason of anything done or not done by such director in any such capacity.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        We have included in our articles of incorporation a provision that limits personal liability for breach of the fiduciary duty of its directors or officers, except for liability for acts or omissions involving intentional misconduct, fraud or a knowing violation of law and liability based on payments of improper dividends.

PRINCIPAL STOCKHOLDERS

        The following table sets forth, as of June 30, 2003, certain information with regard to the beneficial ownership of our common stock by:

  •
  each person who, to the knowledge of management, owned beneficially more than 5% of the outstanding shares of common stock,

  •
  by each director and named executive officer, and

  •
  all directors and executive officers as a group:

        Except pursuant to applicable community property laws, each stockholder named in the table has sole voting and dispositive power with respect to the shares shown as beneficially owned by them. Percentage ownership is based on 12,000 shares of Class A common stock and 64,023 shares of Class B common stock outstanding on June 30, 2003.

	Ownership of Class A (Voting) Shares(1)		Ownership of Class B (Non- Voting) Shares(1)
Name of Beneficial Owner	Number of Shares	Percentage Ownership	Number of Shares	Percentage Ownership
Peter A. Morton(2) 510 North Robertson Boulevard Los Angeles, California 90048	12,000	100.0%	59,487	92.9%
Don Marrandino	—	—	—	—
Brian Ogaz 510 North Robertson Boulevard Los Angeles, California 90048	—	—	—	—
James D. Bowen	—	—	—	—
Christine R. Belcastro	—	—	—	—
Wm. Mark Kelly	—	—	—	—
Gilbert B. Friesen	—	—	250	*
Stephen A. Marks	—	—	1,000	1.5%
All directors and executive officers as a group (5 persons)	12,000	100.0%	60,737	94.4%

*
Indicates ownership of less than 1%.

(1)
For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person. Unless otherwise indicated, the address for each of the stockholders in this table is 4455 Paradise Road, Las Vegas, Nevada 89109.

(2)
Includes:    (a) 12,000 shares of Class A common stock held by Lily Pond Investments, Inc.; and (b) 59,487 shares of Class B common stock held by Lily Pond. As the majority stockholder of Lily Pond, Mr. Morton is deemed to have sole voting and dispositive power with respect to the shares held by Lily Pond.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transaction Related to the "Hard Rock" Brand Name

        Prior to the sale to Rank of Mr. Morton's interest in the Hard Rock Cafe businesses and ancillary rights in June 1996, Hard Rock Cafe Licensing Corporation, which was 40.0% owned by Mr. Morton, owned the right to use the "Hard Rock" name in connection with hotel casinos and casinos in the Morton Territory. Hard Rock Cafe Licensing Corporation licensed this right to Mr. Morton, who in turn sublicensed the right to use the "Hard Rock Hotel" trademark in Las Vegas to Lily Pond Investments, Inc., or Lily Pond, and Lily Pond assigned such right to us.

        Upon the sale of his interest in the Hard Rock Cafes to Rank in June 1996, Mr. Morton and Rank entered into a trademark licensing agreement whereby Mr. Morton received an exclusive, perpetual, royalty-free license, subject to certain termination provisions designed to protect the quality of the trademarks, to use the "Hard Rock Hotel" and "Hard Rock Casino" trademarks in connection with hotel casinos and casinos in areas of the United States west of the Mississippi River plus Illinois and Louisiana, but excluding Texas (other than Houston), and in Australia, Brazil, Israel, Venezuela and metropolitan Vancouver, British Columbia. Mr. Morton in turn entered into a sublicensing agreement with us in which we obtained the exclusive right, subject to certain termination provisions designed to protect the quality of the trademarks, to use the "Hard Rock Hotel" and "Hard Rock Casino" trademarks in connection with the resort for a term lasting as long as we shall have any outstanding indebtedness pursuant to the then existing notes or our then existing credit facility. We entered into an amendment to the sublicensing agreement with Mr. Morton whereby the term of our use of such right was extended to the earlier of June 1, 2018 or the repayment in full of the notes.

Transactions with Directors and Executive Officers

        We have entered into an amended and restated supervisory agreement with Mr. Morton that expires on December 31, 2022. Subject to certain conditions, Mr. Morton has the option to renew the agreement for two successive fifteen year terms. Pursuant to the terms of the supervisory agreement, Mr. Morton is to provide consulting and supervisory services to us in exchange for 2.0% of our annual gross revenues (as defined therein), which excludes the value of any complimentary goods or services. We will reimburse Mr. Morton for all costs and expenses incurred by him in connection with services he provides to us. In the event either we are or Mr. Morton is in Default (as defined in the agreement), the non-defaulting party may terminate the agreement after the other party has received the opportunity to cure such default. Total supervisory fee expenses for fiscal year 2002 were approximately $2.4 million.

        Entities controlled by Mr. Morton have provided, and will continue to provide, additional support services for the development, opening and ongoing improvement and operation of the resort. These entities have been, and will continue to be, reimbursed for the expenses relating to the provision of these services, including, without limitation, employee salary and benefits and allocated overhead. Expenses related to these services aggregated approximately $1.3 million for fiscal year 2002.

        During 2002, our former subsidiary, Pink Taco Corporation acquired a leasehold interest, including building improvements and equipment, for $1.4 million. Mr. Morton, our Chairman, Chief Executive Officer and Secretary, acquired the landlord's fee interest in the property subsequent to our acquisition of the leasehold interest. Mr. Morton released Pink Taco Corporation from its lease obligations upon our decision to abandon our development activities associated with Pink Taco Corporation. We did not make any lease payments to Mr. Morton and have no ongoing obligation to Mr. Morton for this leasehold interest. Pink Taco Corporation was formed in September 2002 to develop a Pink Taco restaurant and bar on the Sunset Strip in West Hollywood, California. These development efforts were abandoned during December 2002. On May 28, 2003, we dissolved Pink Taco Corporation.

        Immediately after the closing of the offering the old notes, we paid a preferred stock dividend of $15.0 million and exchanged all of our outstanding preferred stock and remaining accrued and unpaid dividends for an aggregate principal amount of junior subordinated notes equal to approximately $50.1 million. Our preferred stock was, and the junior subordinated notes are, held by Mr. Morton or affiliates of Mr. Morton. For a brief description of the junior subordinated notes, see "Description of Certain Indebtedness—Junior Subordinated Notes."

        For certain additional disclosure regarding affiliate transactions see note 6 to our audited financial statements, which is included in this prospectus.

DESCRIPTION OF CERTAIN INDEBTEDNESS

        The following summaries of certain of our indebtedness do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the particular documents.

Senior Secured Credit Facility

        Concurrent with the closing of the offering of the old notes, we replaced our old credit facility with the new senior secured credit facility provided by a syndicate of lenders arranged by Banc of America Securities LLC. The senior secured credit facility consists of a $20.0 million revolving credit facility and a $20.0 million term loan facility.

        Interest Rate; Fees.    All borrowings under the new senior secured credit facility bear interest, at our option, at a rate per annum equal to (a) the London Interbank Offered Rate plus 3.25% or (b) the agent bank's base rate plus 2.00%, in each case, subject to adjustments based on our leverage ratio. In addition to paying interest on outstanding principal under the senior secured credit facility, we are required to pay a commitment fee to the lenders in respect of unutilized loan commitments at a rate of 0.50% per annum.

        Guarantees; Security.    Our obligations under the senior secured credit facility are guaranteed by each of our domestic subsidiaries that also guarantee our obligations under the new notes. In addition, the senior secured credit facility is secured by first priority perfected security interests in substantially all of our existing and future assets and the existing and future assets of our subsidiary guarantors, other than certain licenses which may not be pledged under applicable law.

        Maturity.    The maturity date is May 30, 2008.

        Prepayment; Reduction.    All or any portion of the outstanding loans under the senior secured credit facility may be prepaid at any time and commitments may be terminated in whole or in part at our option without premium or penalty. We are required to repay amounts borrowed under the term loan facility in equal quarterly installments beginning on September 30, 2004, and on each December 31, March 31, June 30 and September 30 thereafter until such loans fully amortize on or about the maturity date. We are also be required to amortize the revolving credit facility to a $15.0 million bullet payment that will be paid on or about the maturity date.

        Covenants.    The credit agreement for the senior secured credit facility contains customary covenants, including financial tests and certain other limitations on our activities. The financial tests included a maximum total leverage ratio of 6.25 to 1 on May 30, 2003, which will decrease periodically to 4.0 to 1 on June 30, 2007 and thereafter, a maximum senior leverage ratio of 1.25 to 1 and a minimum fixed charge coverage ratio of 1.25 to 1.

        Events of Default.    The credit agreement for the senior secured credit facility contains events of default, including (subject to customary cure periods and materiality thresholds) default based on (a) failure to make payments when due, (b) breach of covenants, (c) inaccuracies of representations and warranties, (d) cross-defaults to other material indebtedness, (e) bankruptcy and other insolvency events, (f) material judgments against us, (g) certain events with respect to employee benefit plans, (h) actual or asserted invalidity of documents relating to the new senior secured credit facility or security interests thereunder and (i) the occurrence of a change in control. If any such event of default occurs, the lenders under the facility would be entitled to take various actions, including all actions permitted to be taken by a secured creditor and acceleration of amounts due under the facility.

Junior Subordinated Notes

        Immediately after the closing of the offering of the old notes, we exchanged all of our outstanding preferred stock and accrued and unpaid dividends for an aggregate principal amount of junior subordinated notes equal to approximately $50.1 million. Upon issuance of the junior subordinated notes, the preferred stock ceased to remain outstanding.

        Interest Rate.    Interest on the junior subordinated notes is paid semi-annually and may be paid in cash or in kind at our option, provided that interest will be paid in kind if a payment of such interest in cash would cause a default under our senior secured credit facility or the second lien notes. The junior subordinated notes, however, require us to pay interest with respect to any semi-annual interest payment in cash, in an amount equal to the lesser of (x) 50% of the amount of interest accrued on the junior subordinated notes since the most recent interest payment date and (y) the amount of interest that we are permitted to pay in cash without causing a default under our senior secured credit facility and the indenture governing the second lien notes. See "Description of the New Notes—Restricted Payments." For interest payments that we pay in cash, interest on the junior subordinated notes accrues at a rate per annum equal to 9 7/8%. For interest payments that we pay in kind, interest on the junior subordinated notes accrues at a rate per annum equal to 10 1/2%.

        Subordination.    The junior subordinated notes are our general unsecured obligations and are contractually subordinated to our senior secured credit facility and the new notes and any other debt we incur that is expressly designated as senior debt. The subordination agreement relating to the junior subordinated notes permit the lenders under our senior secured credit facility and the holders of the new notes to block certain payments under the junior subordinated notes for up to 360 days during the continuance of a default under our senior secured credit facility or the new notes, as applicable.

        Maturity.    The junior subordinated notes mature on January 15, 2014.

        Covenants.    The junior subordinated notes include covenants restricting our ability to, among other things, consummate certain asset sales, make restricted payments, incur additional indebtedness, make dividend payments, consummate a merger or consolidation and engage in transactions with our affiliates. Each of such covenants is no more restrictive than the comparable covenant for the new notes.

        Events of Default.    The junior subordinated notes contain events of default, including (subject to cure periods and materiality thresholds) (a) failure to pay interest or principal when due, (b) breach of covenants, (c) certain payment defaults with respect to and accelerations of other material indebtedness, (d) failure to pay material judgments against us, (e) the loss of our legal right to operate the resort and (f) bankruptcy and other insolvency events. If an event of default described in (a) or (e) above occurs and is continuing, the holders of at least 25% in outstanding principal amount of junior subordinated notes may declare all junior subordinated notes due and payable. Upon an event of default described in (b), (c) or (d), the holders of the junior subordinated notes may not take any action or pursue any remedy if the holders of the junior subordinated notes receive a standstill notice from the administrative agent under our new senior secured credit facility or the trustee with respect to the new notes. The holders of the junior subordinated notes shall not, however, be required to standstill from taking any action for any period longer than 360 days.

DESCRIPTION OF THE NEW NOTES

General

        The form and the terms of the new notes and the old notes are identical in all material respects, except that transfer restrictions and registration rights applicable to the old notes do not apply to the new notes. The new notes will be issued pursuant to an Indenture between us and U.S. Bank National Association, as Trustee. The terms of the notes include those stated in the Indenture, the Collateral Documents and the Intercreditor Agreement (each as defined hereinafter) and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. The notes are subject to all such terms and holders of notes are referred to the Indenture, the Collateral Documents, the Intercreditor Agreement and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, the Collateral Documents and the Intercreditor Agreement, including the definitions therein of certain terms used below. We urge you to read the Indenture, the Collateral Documents, the Intercreditor Agreement and the Trust Indenture Act because they, and not this summary, define your rights as a holder of notes. The definitions of certain terms used in the following summary are set forth under "—Certain Definitions."

Brief Description of the Notes

        The notes:

  (a)
  will be secured by a security interest in substantially all of the Company's existing and future assets, other than certain licenses which may not be pledged under applicable law and, pursuant to the terms of the Intercreditor Agreement, such security interest will be second in priority to all Obligations of the Company under the Credit Facility;

  (b)
  will be contractually subordinated in right of payment to all Indebtedness incurred pursuant to the Credit Facility;

  (c)
  will be effectively senior to the extent of the value of the assets securing the Company's Obligations under the notes to all Indebtedness and other obligations of the Company (including trade liabilities), other than Indebtedness incurred pursuant to the Credit Facility and other existing and future Indebtedness of the Company that is secured by a Permitted Lien;

  (d)
  will be contractually senior in right of payment with any of the Company's existing and future Subordinated Indebtedness; and

  (e)
  will be jointly and severally guaranteed on a senior subordinated secured basis by each existing and future Restricted Subsidiary.

        As of March 31, 2003, after giving effect to the refinancing, the Company would have had approximately $6.5 million of Indebtedness outstanding under the Credit Facility and additional borrowing capacity of $33.5 million thereunder. The Indenture permits the Company to incur additional Indebtedness in the future, including under the Credit Facility, subject to certain limitations.

Principal, Maturity and Interest

        On May 30, 2003, the Company issued $140.0 million in aggregate principal amount of old notes. The Company will issue up to an aggregate principal amount of $140.0 million of new notes. The Company is permitted to issue additional notes having identical terms and provisions to the notes offered hereby pursuant to the Indenture from time to time, provided that the aggregate principal amount of notes and additional notes that are issued under the Indenture may not exceed $200 million. Any offering of additional notes will be subject to the covenant described under "—Certain

Covenants—Incurrence of Indebtedness and Issuance of Disqualified Capital Stock." The notes and any additional notes will be treated as a single class for all purposes under the Indenture, including, without limitation, security, waivers, amendments, redemptions and offers to purchase. Interest will accrue on the additional notes issued pursuant to the Indenture from and including the date of issuance of such additional notes.

        The notes will mature on June 1, 2013. Interest on the notes will accrue at the rate of 8 7/8% per annum and will be payable semi-annually in arrears on June 1 and December 1, commencing on December 1, 2003, to holders of record on the immediately preceding May 15 and November 15, respectively. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest and Liquidated Damages, if any, on the notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Liquidated Damages, if any, may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The notes will be issued in denominations of $1,000 and integral multiples thereof.

Security for the Notes

        The notes, except as described below, will be secured by:

        (a)   a second priority mortgage on all of the real property comprising the Hotel/Casino Property, including all additions and improvements and component parts related to it and issues and profits from it;

        (b)   to the extent permitted by law, a second priority security interest in substantially all furniture, fixtures and equipment which are part of the Hotel/Casino Property, whether now owned or hereafter acquired;

        (c)   a second priority security interest in substantially all of the Company's and any Guarantor's accounts receivable, general intangibles (other than certain licenses which may not be pledged under applicable law), inventory and other personal property not contemplated by clause (b) above, whether now owned or hereafter acquired; and

        (d)   a second priority pledge of the sublicense agreement relating to the use of the Hard Rock Hotel and Casino name.

        The security interest in the Company's and any Guarantor's existing and future assets securing the Company's obligation on the notes will be subject to Permitted Liens and will be junior to the security interest in such assets securing the Company's obligations on the Credit Facility.

        The Company and the Guarantors, if any, will enter into the Collateral Documents that will provide for a grant of a security interest in the Collateral to the Trustee for the benefit of the holders of the notes. These security interests will secure the payment and performance when due of all the Obligations of the Company and, as and when applicable, the Guarantors, under the Indenture, the notes, the Subsidiary Guarantees and the Collateral Documents, as applicable.

        The liens and security interests securing the Obligations of the Company under the Indenture will be subordinate to the liens securing the Obligations of the Company under the Credit Facility and may also be subordinate or junior to mechanics' liens and other Permitted Liens and may be subordinate to, or may exclude (if precluded by the terms of such security interest), assets with respect to which a security interest is granted in connection with up to $15 million of Indebtedness incurred to purchase, construct, improve or lease furniture, fixtures and equipment.

        Upon the full and final payment and performance of all Obligations of the Company under the Indenture and the notes, the Collateral Documents will terminate and the Collateral will be released. In addition, before the payment in full of all Obligations under the notes, the Trustee shall release from the lien created by the Indenture and the Collateral Documents:

        (a)   Collateral that is sold, transferred, disbursed or otherwise disposed of in accordance with the provisions of the Indenture, the Intercreditor Agreement or the Collateral Documents;

        (b)   Collateral that is released with the consent of the Holders of a majority in aggregate principal amount of the outstanding notes as provided under "Amendment, Supplement and Waiver";

        (c)   Collateral of a Guarantor whose Guarantee is released in accordance with the Indenture and the Collateral Documents;

        (d)   all Collateral upon defeasance of the Indenture in accordance with the provisions under "Legal Defeasance and Covenant Defeasance"; and

        (e)   Collateral of a Subsidiary that has been designated as an Unrestricted Subsidiary in accordance with the terms of the Indenture and any Capital Stock of such Unrestricted Subsidiary held by the Company or any other Subsidiary.

Intercreditor Agreement

        Concurrently with the issuance of the old notes and in connection with entering into the Credit Facility, the administrative agent under the Credit Facility and the Trustee entered into an Intercreditor Agreement that defines the rights of the lenders under the Credit Facility in relation to the rights of the Trustee and the holders of notes.

        The Intercreditor Agreement provides that the payment of principal of, and premium, interest and Liquidated Damages, if any, on, the notes, and any other amounts payable by the Company with respect to the notes, will be subordinated in right of payment to the prior payment in full of all Obligations of the Company under the Credit Facility, whether outstanding on the date of the Indenture or thereafter incurred.

        The Intercreditor Agreement further provides that upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the lenders under the Credit Facility will be entitled to receive payment in full in cash of all Obligations due thereunder (including interest after the commencement of any such proceeding at the rate specified in the Credit Facility) before the holders of notes will be entitled to receive any payment with respect to the notes, and until all Obligations with respect to the Credit Facility are paid in full in cash, any distribution to which the holders of notes would be entitled shall be made to the lenders under the Credit Facility (except that holders of notes may receive Capital Stock or any debt securities that are subordinated at least to the same extent as the notes to Indebtedness incurred under the Credit Facility and any securities issued in exchange for Obligations under the Credit Facility and payment made from the trust described under "—Legal Defeasance and Covenant Defeasance").

        The Intercreditor Agreement also provides that the Company may not make any payment upon or in respect of the notes (including any interest or premium) and may not offer to repurchase notes (except in Capital Stock or subordinated debt securities referred to above or from the trust described under "—Legal Defeasance and Covenant Defeasance"), if (a) a default in the payment of the principal of or interest on Indebtedness, or any other Obligation, incurred under the Credit Facility occurs and has not been cured or waived in writing (a "payment default") or (b) any other default occurs and is continuing with respect to the Credit Facility that permits lenders under the Credit Facility to accelerate its maturity (a "non-payment default") and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the administrative agent. The Company may and shall resume payments on the notes (a) in the case of a payment default, upon the date on which such default is cured or waived by the administrative agent in writing and (b) in case of a non-payment default, the earlier of the date on which such non-payment default is cured or waived by the administrative agent in writing or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of Indebtedness incurred under the Credit Facility has been accelerated. No non-payment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee by the administrative agent, and which is known to the lenders under the Credit Facility, shall be, or be made, the basis for a subsequent Payment Blockage Notice (unless such non-payment default shall have been cured or waived for a period of not less than 181 days).

        A failure by the Company to make any payment on the notes when due or within any applicable grace period, whether or not on account of the payment blockage provision described above, would constitute an Event of Default under the Indenture and would enable the holders of the notes to accelerate the maturity thereof. The Indenture will require the Company to promptly notify the administrative agent of the receipt of an acceleration notice following an Event of Default.

        Under the Intercreditor Agreement, the administrative agent will acknowledge the lien that the Trustee will hold on the Collateral to secure the notes and the Company's Obligations under the Indenture and the Collateral Documents. The Trustee and each holder of notes, by accepting a note:

  (a)
  will acknowledge the first priority lien that the lenders under the Credit Facility will hold on the Collateral to secure the Company's Obligations under the Credit Facility and related collateral documents, and

  (b)
  will agree to all of the terms of the Intercreditor Agreement, as it may be amended from time to time.

        Under the Intercreditor Agreement, the administrative agent and the Trustee will agree that the lien of the lenders under the Credit Facility on the Collateral will have priority over the Trustee's lien on the Collateral to secure Obligations of the Company under its Credit Facility up to an aggregate principal amount of $55.0 million, minus the amount of outstanding FF&E Financing incurred pursuant to clause (d) of the second paragraph under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock," plus interest, fees, expenses, obligations owed pursuant to any interest rate hedging arrangement with respect to the Obligations under the Credit Facility and related costs. Such priority will not be affected by:

  (a)
  order, time or manner of attachment, perfection or recording of the lien of the lenders under the Credit Facility or the Trustee;

  (b)
  any refinancing of or amendments to the terms of the Credit Facility or the Indenture or any other documents governing the Company's obligations to either the lenders or the holders of notes to the extent any such amendment or refinancing is permitted under the Indenture; or

  (c)
  any action or inaction of either the administrative agent or the Trustee with respect to the Collateral.

        Following any event of default under the Indenture, the Intercreditor Agreement will provide that, until Obligations under the Credit Facility have been paid in full and the commitments under the Credit Facility have been terminated, and for a period of 179 days following the date upon which the Trustee gives written notice to the administrative agent and thereafter during any bankruptcy proceeding or following acceleration of the Credit Facility, the Trustee and the holders of the notes will not have the right to: (a) exercise any right of set-off; (b) exercise any right of possession or attach, seize or realize upon any of the Collateral; or (c) exercise any right under the Uniform Commercial Code, including the right of strict foreclosure, but excluding the right of redemption of assets.

        If the Company becomes a debtor in a bankruptcy case, the Trustee and the holders of notes will agree that the lenders under the Credit Facility may consent to the use of cash collateral or provide bankruptcy financing on terms and conditions and in such amounts as the lenders under the Credit Facility, in their sole discretion, may decide as long as the total outstanding principal of that financing, including amounts already outstanding under the Credit Facility, together with the total amount of cash collateral that the Company is permitted to use does not exceed an amount equal to $55.0 million less the amount of outstanding FF&E Financing incurred pursuant to clause (d) of the second paragraph under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock." The Trustee and the holders of notes will further agree that the lien securing any such financing will be senior in priority to the lien securing the Company's Obligations under the notes.

        The administrative agent will be required under the Intercreditor Agreement, unless the Company has become a debtor in a bankruptcy case, to provide the Trustee with notice of any acceleration under the Credit Facility. For the thirty-day period following such notice, the Trustee and the holders of the notes will have the right (subject to various limitations and restrictions contained in the Intercreditor Agreement) to purchase all lender Obligations under the Credit Facility for a purchase price equal to the outstanding principal thereof plus all accrued and unpaid interest, fees and other amounts owing by the Company to the lenders under the Credit Facility.

        As a result of the subordination and other provisions described above, in the event of a liquidation or insolvency of the Company, holders of notes may recover less ratably than lenders under the Credit Facility. At March 31, 2003, after giving effect to the refinancing, the Company would have had approximately $6.5 million of outstanding Indebtedness under the Credit Facility and additional borrowing capacity of $33.5 million thereunder.

Remedies with Respect to Collateral

        If an Event of Default occurs and is continuing, the Trustee, in addition to any rights and remedies available to it under the Indenture and the Collateral Documents, may, subject to the Intercreditor Agreement, take such action as it is instructed by the holders of a majority in aggregate principal amount of outstanding notes to take to protect and enforce its rights in the Collateral, including the institution of sale or foreclosure proceedings. While Indebtedness is outstanding under the Credit Facility, rights of the holders of notes and the Trustee are subject to the terms of the Intercreditor Agreement. The proceeds received by the Trustee from any sale or foreclosure will be applied, subject to the prior payment in full of all Obligations under the Credit Facility, first to pay the expenses of the sale or foreclosure and fees or any other amounts then payable to the Trustee under the Indenture, and thereafter to pay amounts due and payable with respect to the notes.

        So long as no Default or Event of Default has occurred and is continuing, and subject to certain terms and conditions in the Indenture and the Collateral Documents, the Company and the Guarantors, if any, will be entitled to receive the benefit of all cash dividends, distributions, interest and other payments made upon or with respect to the Collateral pledged by them and to exercise any voting and other consensual rights pertaining to the Collateral pledged by them. Upon the occurrence and during the continuance of an Event of Default:

        (a)   all rights of the Company and the Guarantors, if any, to exercise such voting or other consensual rights shall cease, and, subject to the Intercreditor Agreement, all such rights shall become vested in the Trustee which, to the extent permitted by law, will have the sole right to exercise such rights;

        (b)   all rights of the Company and the Guarantors, if any, to receive cash dividends, distributions, interest and other payments made upon or with respect to the Collateral will cease and such cash dividends, distributions, interest and other payments will, subject to the Intercreditor Agreement, be paid to the Trustee; and

        (c)   the Trustee may, subject to the Intercreditor Agreement, sell the Collateral or any part thereof in accordance with the terms of the Indenture and the Collateral Documents.

        The proceeds of any sale of the Collateral pursuant to the Indenture and the related Collateral Documents following an Event of Default may not be sufficient, after payment of expenses of sale, to satisfy payments due on the notes.

  Certain Gaming Law Limitations

        The Trustee's ability to foreclose upon gaming collateral is limited by relevant gaming laws. As such, neither the Trustee nor any holder is permitted to operate or manage any gaming business or assets unless such person has been licensed under applicable law for such purpose.

        Nevada law requires that all persons who propose to own interests in licensed gaming operations must be found suitable by the Nevada Gaming Commission before acquiring ownership of such interests. Consequently, the Trustee must file applications with the Nevada Gaming Commission requesting approval to enforce a security interest in gaming assets before it may take steps to enforce the security interest. Moreover, it would be necessary for a prospective purchaser of the assets comprising our gaming businesses to file the necessary applications, be investigated, and be found suitable by the Nevada Gaming Commission before acquiring the gaming assets through the foreclosure sale. Under Nevada law, the applicant for such approvals must file all applications required by the Nevada Gaming Commission, be investigated, provide all information requested by the investigating agency and pay all fees and costs charged by the Nevada Gaming Commission for such investigations. These requirements may therefore limit the number of potential bidders who would participate in any foreclosure sale and may delay the sale of the gaming assets, either of which could have an adverse effect on the proceeds received from such sales. Further, in the event of a bankruptcy of the gaming licensee or a foreclosure of a lien by a person holding a security interest for which gaming devices are security in whole or in part for the lien, the Nevada State Gaming Control Board (the "Gaming Board") may authorize the disposition of the gaming devices, however such disposition, without a distributor's license, may only be made in the manner approved by the Chairman of the Gaming Board.

  Certain Bankruptcy Limitations

        The right of the Trustee to repossess and dispose of or foreclose upon the Collateral upon the occurrence of an Event of Default will likely be significantly impaired by bankruptcy law if the Company or any of its Restricted Subsidiaries becomes a debtor in a case under the Bankruptcy Code before the disposition or foreclosure is complete. Under the United States Bankruptcy Code, a secured creditor, such as the Trustee, may not enforce its rights against its collateral if its debtor has commenced a bankruptcy case, without first obtaining a bankruptcy court order granting relief from the automatic stay imposed under the United States Bankruptcy Code. The court will likely decline to grant relief from the stay, particularly early in the case, if it determines that there exists "adequate protection" of the secured creditor's interest in the collateral. Similarly, if the court determines that "adequate protection" exists, it may permit the debtor to use collateral (and the proceeds of collateral), including cash collateral such as deposit accounts, over the secured creditor's objection, even if the debtor is in default under applicable debt instruments.

        The adequate protection requirement is intended to ensure that the secured creditor's recovery is not diminished by the debtor's use of collateral during the case. To achieve that result, the court may require that the debtor make periodic cash payments to the creditor, provide the creditor with additional collateral, or take other action for the creditor's benefit. The determination as to whether adequate protection exists, however, depends on the valuation of the collateral and the discretion of the bankruptcy court. As a result, it is impossible to predict how long creditors will be barred from enforcing their rights against their collateral and how long the debtor will be permitted to use its collateral. And there can be no assurance that the value of a secured creditor's interest in its collateral—and its ultimate recovery—will not, in fact, decline during the case. If the Company or any of its Restricted Subsidiaries becomes a debtor in a bankruptcy case, it is possible that the interest of the Trustee and the holders of the notes in the Collateral will decline in value while the case is pending.

        Under the United States Bankruptcy Code, a claim is a secured claim up to the value of the collateral that secures it. In most cases, interest stops accruing on the date of bankruptcy, but if the collateral's value exceeds the amount of the claim, interest will continue to accrue on the claim up to the collateral's value. If, on the other hand, the amount of the claim exceeds the collateral's value, the excess constitutes an unsecured claim. Generally, the United States Bankruptcy Code contemplates that secured creditors will be paid in full.

        The interest of the holders of notes in the Collateral is junior to the interest of the lenders under the Credit Facility. If the Collateral's value is insufficient to pay all Obligations under the Credit Facility in full, the Obligations under the notes will constitute unsecured claims in their entirety. It is impossible to predict what recovery, if any, would be available for unsecured claims if the Company or a Restricted Subsidiary became a debtor in a bankruptcy case.

Optional Redemption

        The notes will not be redeemable at the Company's option prior to June 1, 2008. Thereafter, the notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices, expressed as percentages of principal amount, set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on June 1 of the years indicated below:

Year	Percentage
2008	104.438%
2009	102.958%
2010	101.479%
2011 and thereafter	100.000%

        Notwithstanding the foregoing, at any time on or prior to June 1, 2006, the Company may, but shall not have the obligation to, redeem, on one or more occasions, up to an aggregate of 35% of the aggregate principal amount of notes originally issued at a redemption price equal to 108.875% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that at least 65% of the aggregate principal amount of notes originally issued remain outstanding immediately after the occurrence of such redemption; and provided further, that such redemption shall occur within 60 days of the date of the closing of such Equity Offering.

Regulatory Redemption

        If any Gaming Authority requires that a holder or beneficial owner of notes must be licensed, qualified or found suitable under any applicable gaming law and such holder or beneficial owner fails to apply for a license, qualification or a finding of suitability within 30 days after being requested to do so by the Gaming Authority, or such lesser period that may be required by such Gaming Authority, or if such holder or such beneficial owner is not so licensed, qualified or found suitable, the Company shall have the right, at its option, (a) to require such holder or beneficial owner to dispose of such holder's or beneficial owner's notes within 10 days of receipt of such notice of such finding by the such Gaming Authority or such other date as may be ordered by such Gaming Authority or (b) to call for the redemption of the notes of such holder or beneficial owner at the lesser of the principal amount thereof, the fair market value of such notes on the date of redemption or the price at which such holder or beneficial owner acquired the notes, together with, in either case, accrued and unpaid interest to the earlier of the date of redemption and the date of the finding of unsuitability by such Gaming Authority. The Company shall notify the Trustee in writing of any such redemption as soon as practicable and the redemption price of each note to be redeemed. The holder of notes or beneficial owner applying for a license, qualification or a finding of suitability must pay all costs of the licensure and investigation for such qualification or finding of suitability. Under the Indenture, the Company is not required to pay or reimburse any holder of the notes or beneficial owner who is required to apply for such license, qualification or finding of suitability for the costs of the licensure and investigation for such qualification or finding of suitability. Such expense will, therefore, be the obligation of such holder or beneficial owner. See "Risk Factors—As a noteholder, you may be required to comply with licensing, qualification or other requirements under gaming laws or dispose of your securities." and "Government Regulation."

Selection and Notice

        If less than all of the notes are to be redeemed or repurchased in an offer to purchase at any time, selection of notes for redemption or repurchase will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the notes are not so listed, on a pro rata basis; provided that no notes of $1,000 or less shall be redeemed or repurchased in part. Notices of redemption or repurchase shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date or repurchase date to each holder of notes to be redeemed or repurchased at its registered address. If any note is to be redeemed or repurchased in part only, the notice of redemption or repurchase that relates to such note shall state the portion of the principal amount thereof to be redeemed or repurchased. A new note in principal amount equal to the unredeemed or unrepurchased portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption or repurchase date, interest ceases to accrue on notes or portions of them called for redemption or repurchase.

Mandatory Redemption

        The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

  Change of Control

        Upon the occurrence of a Change of Control, the Company will be required to make an offer to repurchase all or any part (equal to $1,000 or an integral multiple thereof), of each holder's notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of repurchase (the "Change of Control Payment"). Within 30 days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture relating to a Change of Control Offer, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described under this caption "—Repurchase at the Option of Holders" by virtue thereof.

        On the Change of Control Payment Date, the Company will, to the extent lawful, (a) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer, (b) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered and (c) deliver or cause to be delivered to the Trustee the notes so accepted together with an officers' certificate stating the aggregate principal amount of notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to the unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        If the payment date in connection with a Change of Control Offer hereunder is on or after an interest payment record date and on or before the associated interest payment date, any accrued and unpaid interest (and Liquidated Damages, if any, due on such interest payment date) will be paid to the person in whose name a note is registered at the close of business on such record date, and such interest (or Liquidated Damages, if applicable) will not be payable to holders who tender notes pursuant to such Change of Control Offer.

        Except as described above with respect to a Change of Control, the Indenture will not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

        The Credit Facility prohibits the Company from purchasing or redeeming prior to maturity any notes, and also provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing or redeeming notes, the Company could seek the consent of its lenders to purchase or redeem the notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing or redeeming notes. In such case, the Company's failure to purchase tendered notes would constitute an Event of Default under the Indenture, which would, in turn, constitute a default under the Credit Facility. In addition, there can be no assurance that the Company will have the financial resources to repurchase the notes in the event of a Change of Control. See "Risk Factors—We may not be able to purchase the new notes upon a Change of Control."

        The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

        "Change of Control" means the occurrence of any of the following:

  (a)
  the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act), other than to the Permitted Holders,

  (b)
  the adoption of a plan relating to the liquidation or dissolution of the Company,

  (c)
  prior to the first Equity Offering, the Permitted Holders cease to be the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of a majority of the Voting Stock of the Company (as measured by voting power rather than number of shares),

  (d)
  after the first Equity Offering, (1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Permitted Holders, becomes the "beneficial owner" (as defined above), directly or indirectly, of 35% or more of the Voting Stock of the Company (measured by voting power rather than number of shares) and (2) the Permitted Holders "beneficially own" (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the Voting Stock of the Company (measured by voting power rather than number of shares) than such other person,

  (e)
  after the first Equity Offering, Continuing Directors cease to constitute a majority of the members of the Board of Directors of the Company, or

  (f)
  the Company consolidates with, or merges with or into, any Person, other than the Permitted Holders, or any Person, other than the Permitted Holders, consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee person (immediately after giving effect to such issuance).

        "Continuing Directors" means, as of any date of determination, any member of the board of directors of the Company who (a) was a member of such board of directors on the date of the Indenture or (b) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.

        "Permitted Holders" means Peter A. Morton and any of his Related Parties.

        "Related Party" with respect to any Person, means (a) any Affiliate, or spouse or immediate family member (in the case of an individual) of such Person, or (b) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a majority interest of which consist of such Person and/or such other Person referred to in the immediately preceding clause (a), or (c) any trustee, executor or receiver appointed to manage or administer the assets of a Person who is an individual following the death of such individual.

        The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

        The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (a) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the board of directors of the Company) of the assets or Equity Interests issued or sold or otherwise disposed of and (b) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to an agreement that releases the Company or such Restricted Subsidiary from further liability and (y) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are promptly, but in no event more than 30 days after receipt, converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or such Restricted Subsidiary may apply such Net Proceeds, at its option, (a) to permanently reduce Indebtedness outstanding under the Credit Facility (and to correspondingly permanently reduce commitments with respect thereto in the case of revolving borrowings), or (b) to the making of a capital expenditure in a Permitted Business or the acquisition of other assets to be used in a Permitted Business. Pending the final application of any such Net Proceeds, the Company may temporarily reduce Indebtedness under the Credit Facility or invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all holders of notes (an "Asset Sale Offer") to purchase the maximum principal amount of notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

        If the payment date in connection with an Asset Sale Offer hereunder is on or after an interest payment record date and on or before the associated interest payment date, any accrued and unpaid interest (and Liquidated Damages, if any, due on such interest payment date) will be paid to the person in whose name a note is registered at the close of business on such record date, and such interest (or Liquidated Damages, if applicable) will not be payable to holders who tender notes pursuant to such Asset Sale Offer.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture relating to an Asset Sale Offer, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described under this caption "—Repurchase at the Option of Holders" by virtue thereof.

        Liens under the Collateral Documents on assets subject to an Asset Sale and permitted pursuant to the terms of the Indenture will be released concurrently with the consummation of such Asset Sale.

Certain Covenants

  Restricted Payments

        The Indenture provides that, except as otherwise provided below, the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

  (a)
  declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests including, without limitation, any dividend or distribution in connection with any merger or consolidation involving the Company (other than dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities), or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company);

  (b)
  purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

  (c)
  make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness, except a scheduled repayment of principal or a payment of principal at Stated Maturity;

  (d)
  make any payment of interest on Subordinated Indebtedness issued pursuant to clause (k) described under the caption "Incurrence of Indebtedness and Issuance of Disqualified Stock," or

  (e)
  make any Restricted Investment (all such payments and other actions set forth in clauses (a) through (e) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

  (1)
  no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

  (2)
  the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Disqualified Stock"; and

  (3)
  such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (b), (c), (d), (e), (f), (g), (h), (i) and (j) of the following paragraph), is less than the sum (without duplication) of

  (A)
  50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (the "Reference Period") (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

  (B)
  100% of the aggregate net cash proceeds received by the Company from the issue or sale since the Issue Date of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Restricted Subsidiary of the Company), plus

  (C)
  100% of the aggregate net cash proceeds received by the Company as an equity contribution from a holder or holders of Equity Interests of the Company (other than Disqualified Stock), plus

  (D)
  to the extent that any Restricted Investment that was made after the Issue Date is sold or otherwise liquidated or repaid, the lesser of (x) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (y) the initial amount of such Restricted Investment, plus

  (E)
  the amount resulting from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, such amount not to exceed the amount of Investments made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary since the date of the Indenture that was treated as a Restricted Payment under the Indenture, plus

  (F)
  to the extent not otherwise included in Consolidated Net Income, the amount of the net reduction in Investments in Unrestricted Subsidiaries resulting from the payment of cash dividends received by the Company or any Restricted Subsidiary of the Company from such Unrestricted Subsidiaries.

        The foregoing provisions will not prohibit:

  (a)
  the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

  (b)
  the redemption, repurchase, retirement, defeasance or other acquisition of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(B) and (C) of the preceding paragraph;

  (c)
  the defeasance, redemption, repurchase or other acquisition of Subordinated Indebtedness (other than Qualified Subordinated Notes) in exchange for or with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of Equity Interests in the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such defeasance, redemption, repurchase or other acquisition shall be excluded from clause (3)(B) and (C) of the preceding paragraph;

  (d)
  the redemption or repurchase of any Capital Stock or Indebtedness of the Company or any of its Subsidiaries (other than any Capital Stock or Indebtedness that is held or beneficially owned by any Permitted Holder) required by the Regulatory Redemption provisions of the Indenture (or any substantially comparable provision governing other Indebtedness), or by any

    Governmental Authority or by the Board of Directors of the Company if, in any such case, the ownership of such Capital Stock or Indebtedness by the holder thereof will preclude, interfere with, threaten or delay the issuance, maintenance, existence or reinstatement of any gaming or liquor license, permit or approval, or result in the imposition or burdensome terms or conditions on such license, permit or approval;

  (e)
  so long as no Default or Event of Default shall have occurred and be continuing, the declaration and payment of dividends to holders of any such class or series of Disqualified Stock of the Company issued following the Issue Date in accordance with the covenant entitled "—Incurrence of Indebtedness and Issuance of Disqualified Stock";

  (f)
  repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

  (g)
  the redemption or repurchase of the Existing Notes;

  (h)
  so long as no Default or Event of Default shall have occurred and be continuing, the payment of accrued and unpaid interest, to holders of Qualified Subordinated Notes in accordance with the terms thereof if such Restricted Payment, together with all other Restricted Payments made by the Company pursuant to this clause (h) after the Issue Date, is less than the difference between (x) 100% of the Consolidated Cash Flow of the Company for the Reference Period less (y) two times the Company's aggregate Fixed Charges for the Reference Period;

  (i)
  so long as no Default or Event of Default has occurred and is continuing, the making of Restricted Payments that, when aggregated with all other Restricted Payments made following the Issue Date pursuant to this clause (i), does not exceed $7.5 million.

        The board of directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation is permitted by this covenant and otherwise would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greatest of (x) the net book value of such Investments at the time of such designation, (y) the fair market value of such Investments at the time of such designation and (z) the original fair market value of such Investments at the time they were made. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

        The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be based on the good faith determination of the board of directors of the Company.

  Incurrence of Indebtedness and Issuance of Disqualified Stock

        The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Indebtedness) and that the Company will not, and will not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue preferred stock; provided, however, that the Company and any

Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Acquired Indebtedness, if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

        The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

  (a)
  Indebtedness of the Company under the Credit Facility with respect thereto in an aggregate principal amount outstanding at any time not to exceed the sum of (x) $40.0 million and (y) the difference between (1) $15.0 million less (2) the amount of then outstanding FF&E Financing incurred pursuant to clause (d) below, less the aggregate amount of all proceeds from all Asset Sales that have been applied since the Issue Date to permanently reduce the outstanding amount of such Indebtedness pursuant to the covenant "Asset Sales";

  (b)
  the incurrence by the Company of Existing Indebtedness;

  (c)
  the incurrence by the Company of Indebtedness represented by the notes;

  (d)
  the incurrence by the Company or its Restricted Subsidiaries of FF&E Financing in an aggregate principal amount not to exceed $15.0 million at any time outstanding;

  (e)
  the incurrence by the Company or its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted to be incurred pursuant to the first paragraph of this covenant and subsection (c) of this second paragraph;

  (f)
  the incurrence by the Company or its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and its Restricted Subsidiaries, provided, however, that (1) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes and (2) (A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or its Restricted Subsidiaries and (B) any sale or other transfer of any such Indebtedness to a Person that is not the Company or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary;

  (g)
  the incurrence by the Company or its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing, managing or hedging interest rate risk with respect to any fixed, floating or variable rate Indebtedness or for the purpose of protecting against fluctuation in interest rates or the value of foreign currencies purchased or received, in each case in respect of Indebtedness that is permitted by the terms of the Indenture to be outstanding; provided, however, that in the case of Hedging Obligations that are incurred for the purpose of fixing, managing or hedging interest rate risks with respect to Indebtedness, the notional principal amount of any such Hedging Obligation does not exceed the principal amount of the Indebtedness to which such Hedging Obligation relates and in the case of Hedging Obligations incurred for the purpose of protecting against fluctuations in interest rates or the value of foreign currencies purchased or received, such Hedging Obligations do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

  (h)
  Indebtedness incurred solely in respect of performance, surety and similar bonds or completion guarantees, to the extent that such incurrence does not result in the incurrence of any obligation for the payment of borrowed money to others;

  (i)
  Indebtedness arising in the ordinary course of business out of workers compensation claims, self insurance obligations and standby letters of credit covering workers compensation, performance or similar obligations, all in the ordinary course of business in accordance with customary industry practices, in amounts and for the purposes customary in the Company's industry;

  (j)
  any guarantee of the Company of Indebtedness or other obligations of any of its Restricted Subsidiaries so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture;

  (k)
  the incurrence by the Company of Indebtedness represented by Qualified Subordinated Notes and the accrued and unpaid interest thereon; and

  (l)
  the incurrence by the Company of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $5.0 million.

        For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (a) through (l) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify and reclassify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

  Liens

        The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Indebtedness on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

        The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

  (1)
  (a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

  (2)
  make loans or advances to the Company or any of its Restricted Subsidiaries; or

  (3)
  transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

        The provisions of the first paragraph of this covenant will not apply to encumbrances or restrictions existing under or by reason of

  (a)
  Existing Indebtedness as in effect on the Issue Date,

  (b)
  the Credit Facility, provided that any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive (as determined by the board of directors of the Company in good faith) with respect to such dividend and other payment restrictions than those contained in the Credit Facility as in effect of the Issue Date,

  (c)
  the Indenture, the notes and the Collateral Documents,

  (d)
  applicable law, rules or regulations, or any order or ruling by a Governmental Authority or a Gaming Authority,

  (e)
  any instrument of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (but not created in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred,

  (f)
  customary non-assignment provisions in leases, licenses, encumbrances, contracts or similar agreements entered into or acquired in the ordinary course of business,

  (g)
  purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (3) on the property so acquired,

  (h)
  contracts for the sale of assets, including, without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary, and

  (i)
  Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive (as determined by the board of directors of the Company in good faith) than those contained in the agreements governing the Indebtedness being refinanced.

  Merger, Consolidation or Sale of Assets

        The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless:

  (a)
  the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia;

  (b)
  the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee and assumes the Company's obligations under the Registration Rights Agreement and the Collateral Documents;

  (c)
  immediately after such transaction no Default or Event of Default exists;

  (d)
  except in the case of a merger of the Company with or into a Wholly Owned Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Disqualified Stock";

  (e)
  such transactions would not require any holder of notes to obtain a Gaming License or be qualified under the laws of any applicable Gaming Jurisdiction, provided that such Holder would not have been required to obtain a Gaming License or be qualified under the laws of any applicable Gaming Jurisdiction in the absence of such transactions; and

  (f)
  such transactions would not result in a loss of any qualification or any material license of the Company or its Restricted Subsidiaries necessary for any Permitted Business then operated by the Company or its Restricted Subsidiaries.

        Notwithstanding the foregoing clause (d), (1) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (2) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another state of the United States so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

  Transactions with Affiliates

        The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to or Investment in, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction") unless:

  (a)
  such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

  (b)
  the Company delivers to the Trustee (1) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the board of directors of the Company set forth in an officers' certificate certifying that such Affiliate Transaction complies with clause (a) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the board of directors of the Company and (2) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the holders of the notes of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing in the United States, or in the event such transaction is a type that investment bankers do not generally render fairness opinions, a valuation or appraisal firm of national standing.

        The foregoing provisions will not apply to the following:

  (a)
  any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company or such Restricted Subsidiary;

  (b)
  transactions between or among the Company and/or its Restricted Subsidiaries;

  (c)
  transactions that are permitted by the provisions of the Indenture described above under the caption "—Restricted Payments";

  (d)
  (1) if no Default or Event of Default shall have occurred and be continuing, the payment of a fee to Peter A. Morton in connection with the rendering of services to or on behalf of the Company pursuant to the Supervisory Agreement and (2) the reimbursement of expenses (including, without limitation, allocated salaries and overhead) incurred by entities controlled by Peter A. Morton in providing support and travel services to the Company and its Restricted Subsidiaries in the ordinary course of business, consistent with past practice;

  (e)
  the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors or employees of the Company or any Restricted Subsidiary;

  (f)
  transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an investment banking firm or valuation or appraisal firm, as the case may be, stating that such transaction meets the requirements of clause (a) of the preceding paragraph;

  (g)
  loans to employees in the ordinary course of business of the Company; provided that any such loan in excess of $200,000 must be approved by a majority of the disinterested members of the board of directors of the Company;

  (h)
  any agreement as in effect as of the Issue Date or any agreement or instrument relating to Qualified Subordinated Notes or any amendment to any such agreement or instrument (so long as any such amendment is no less favorable (as determined by the board of directors of the Company in good faith) to the holders of the notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby;

  (i)
  additional investments in the Company by Peter A. Morton or his Affiliates so long as such investments are subordinated to the notes on terms no less favorable to the holders of the notes than the terms of subordination of the Qualified Subordinated Notes; and

  (j)
  any agreement entered into following the Issue Date in furtherance of or to effectuate the security interests in the sublicense of the right to use the "Hard Rock Hotel" trademark granted pursuant to the Collateral Documents.

  Business Activities

        The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Subsidiaries taken as a whole. The Company or its Restricted Subsidiaries may not enter into any Gaming Jurisdictions in which the Company or its Restricted Subsidiary is not presently licensed if all of the holders of the notes will be required to be licensed, provided that this sentence shall not prohibit the Company or its Restricted Subsidiary from entering any jurisdiction that does not require the licensing or qualification of all of the holders of the notes, but reserves the discretionary right to license or qualify any holder of notes.

  Subsidiary Guarantees

        The Indenture provides that each Restricted Subsidiary shall execute a guarantee (a "Subsidiary Guarantee") together with such Collateral Documents as are necessary to create and convey to the Trustee for the benefit of the holders of the notes a perfected second-priority lien on all Collateral (subject to Permitted Liens) held by such Restricted Subsidiary, and deliver an opinion of counsel relating to the enforceability and authorization of such Subsidiary Guarantee in accordance with the terms of the Indenture and perfection of the Liens in favor of the Trustee on the Collateral owned by such Guarantor, pursuant to which such Subsidiary shall become a Guarantor, on a secured senior subordinated basis (pursuant to subordination provisions substantially similar to those described above under the caption "—Subordination") of the Company's payment obligations under the notes and the Indenture.

        The Indenture provides that, in the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. In addition, the Indenture provides that, in the event the board of directors of the Company designates a Guarantor to be an Unrestricted Subsidiary, then such Guarantor and the Capital Stock of such Guarantor will be released from the applicable Subsidiary Guarantee and any related Collateral Documents; provided that such designation is conducted in accordance with the applicable provisions of the Indenture.

  Insurance

        The Indenture provides that until the notes have been paid in full, the Company will, and will cause its Restricted Subsidiaries to, maintain insurance with carriers against such risks and in such amounts as is customarily carried by similar businesses with such deductibles, retentions, self insured amounts and coinsurance provisions as are customarily carried by similar businesses of similar size (each as determined by the board of directors of the Company in good faith), and name the Trustee as additional insureds or loss payees, as the case may be, with losses in excess of $1.0 million payable jointly to the Company and the Trustee (unless a Default or Event of Default has occurred and is then continuing, in which case all losses are payable solely to the Trustee), with no recourse against the Trustee for the payment of premiums, deductibles, commissions or club calls.

  Further Assurances

        The Indenture provides that the Company will, and will cause each of the Restricted Subsidiaries that are Guarantors to do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register, as applicable, any and all such further acts, deeds, conveyances, security agreements, mortgages, assignments, estoppel certificates, financing statements and continuations thereof, termination statements, notices of assignment, transfers, certificates, assurances and other instruments as may be required from time to time in order to:

  (a)
  carry out more effectively the purposes of the Collateral Documents;

  (b)
  subject to the Liens created by any of the Collateral Documents any of the properties, rights or interests required to be encumbered thereby;

  (c)
  perfect and maintain the validity, effectiveness and priority of any of the Collateral Documents and the Liens intended to be created thereby; and

  (d)
  better assure, convey, grant, assign, transfer, preserve, protect and confirm to the Trustee any of the rights granted now or hereafter intended by the parties thereto to be granted to the Trustee under any other instrument executed in connection therewith or granted to the Company under the Collateral Documents or under any other instrument executed in connection therewith.

  Payments for Consent

        The Indenture provides that neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Reports

        The Indenture provides that, whether or not required by the rules and regulations of the Securities and Exchange Commission, so long as any notes are outstanding, the Company will furnish to the holders of notes (a) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (b) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods set forth in the Commission's rules and regulations. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of such information and report with the Commission for public availability within the time periods set forth in the Commission's rules and regulations (unless the Commission will not accept such a filing).

Events of Default and Remedies

        The Indenture provides that each of the following constitutes an Event of Default;

  (a)
  default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the notes;

  (b)
  default in payment when due of the principal of or premium, if any, on the Notes;

  (c)
  failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions "—Repurchase at the Option of the Holders—Change of Control," "—Repurchase at the Option of the Holders—Asset Sales," "—Certain Covenants—Restricted Payments," "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock" or "—Certain Covenants—Merger, Consolidation or Sale of Assets";

  (d)
  failure by the Company or any of its Restricted Subsidiaries for 45 days after notice by the Trustee or by the holders of at least 25% of notes then outstanding to comply with any of its other agreements in the Indenture, the notes or the Collateral Documents;

  (e)
  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (1) is caused by a failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of such Indebtedness (a "Payment Default") or (2) results in the acceleration of such Indebtedness, prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such

    Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

  (f)
  failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days (net of applicable insurance coverage which is acknowledged in writing by the insurer);

  (g)
  the loss of the legal right to operate any Casino by the Company or any of its Restricted Subsidiaries resulting in a cessation of operations for a period of more than 90 days;

  (h)
  breach by the Company or any of the Guarantors in any material respect of any representation or warranty or agreement in any of the Collateral Documents or in any certificates delivered in connection therewith, the repudiation by any of them of any of its obligations under any of the Collateral Documents, the unenforceability of the Collateral Documents against any of them for any reason which continues for 30 days after written notice from the Trustee or holders of at least 25% in outstanding principal amount of notes or the loss of the perfection or priority of the Liens granted by any of them pursuant to the Collateral Documents for any reason;

  (i)
  certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries; and

  (j)
  failure of the Company to redeem or otherwise repurchase all of the outstanding Existing Notes within 40 days following the Issue Date.

        If any Event of Default occurs and is continuing, the Trustee or the holders of the notes of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

        The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the Trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest, Liquidated Damages, if any, premium, if any, on, or the principal of, the notes.

        The Company is required to deliver to the Trustee annually an officers' certificate regarding compliance with the Indenture, and the Company is required upon becoming aware of any Event of Default, to deliver to the Trustee an officers' certificate specifying such Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the notes, the Indenture or the Collateral Documents, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

        The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes ("Legal Defeasance") except for

  (a)
  the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below,

  (b)
  the Company's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust,

  (c)
  the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and

  (d)
  the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

  (a)
  the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the notes, cash in United States dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to maturity or to a particular redemption date;

  (b)
  in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (1) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (2) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  (c)
  in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (d)
  no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

  (e)
  such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

  (f)
  the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, assuming that no holder of notes is an insider of the Company (as "insider" is defined in Bankruptcy Code Section 101), the cash or securities so deposited will not be subject to avoidance and recovery under Bankruptcy Code Sections 547 and 550;

  (g)
  the Company must have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent to hinder, delay or defraud creditors of the Company; and

  (h)
  the Company must have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for in the Indenture relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Transfer and Exchange

        A holder may transfer or exchange notes in accordance with the Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

        The registered holder of a note will be treated as the owner of it for all purposes.

Amendment, Supplement and Waiver

        Except as provided in the next three succeeding paragraphs, the Indenture, the notes and the Collateral Documents may be amended or supplemented with the written consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the Indenture, the notes and the Collateral Documents may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

        Without the consent of each holder affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

  (a)
  reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver,

  (b)
  reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption price of the notes,

  (c)
  reduce the rate of or change the time for payment of interest on or Liquidated Damages, if any, with respect to any note,

  (d)
  waive a Default or Event of Default in the payment of principal of or premium, if any, or interest or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration),

  (e)
  make any note payable in money other than that stated in the notes,

  (f)
  make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest or Liquidated Damages, if any, on the notes (other than a payment required by one of the covenants described above under the caption "—Repurchase at the Option of Holders"),

  (g)
  release all or substantially all of the Collateral from the Lien of the Indenture or the Collateral Documents (except in accordance with the provisions thereof), or

  (h)
  make any change in the foregoing amendment and waiver provisions.

        Any amendment to, or waiver of, the provisions of any of the Collateral Documents relating to the covenant entitled "Liens" or the security provisions of the Indenture will require the consent of the holders of at least 66 2/3% in principal amount of the notes then outstanding.

        Notwithstanding the foregoing, without the consent of any holder of notes, the Company and the Trustee may amend or supplement the Indenture or the notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated notes in addition to or in place of certificated notes, to provide for the assumption of the Company's obligations to holders of notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the Indenture of any such holder, to enter into additional or supplemental Collateral Documents or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

Concerning the Trustee

        The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions, however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

        The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture will provide that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Indebtedness" means, with respect to any specified Person, Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

        "Asset Sale" means (a) the voluntary sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than in the ordinary course of business (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "—Redemption at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (b) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company's Restricted Subsidiaries, in the case of either clause (a) or (b), whether in a single transaction or a series of related transactions that have a fair market value (as determined in good faith by the board of directors of the Company) in excess of $1.0 million or for net cash proceeds in excess of $1.0 million. Notwithstanding the foregoing:

  (1)
  a transfer of assets by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to another Restricted Subsidiary,

  (2)
  an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary,

  (3)
  a Restricted Payment that is permitted by the covenant described above under the caption "—Certain Covenants—Restricted Payments,"

  (4)
  a disposition of cash or Cash Equivalents;

  (5)
  a disposition of either obsolete equipment or equipment that is damaged, worn out or otherwise no longer useful in the business;

  (6)
  any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

  (7)
  any sale and leaseback of an asset within 90 days after the completion of construction or acquisition of such asset; and

  (8)
  any surrender or waiver of contract rights or a settlement, release or surrender of contract, tort or other claims of any kind or a grant of any Lien not prohibited by the Indenture shall not be considered an Asset Sale.

        "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

        "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

        "Capital Stock" means (a) in the case of a corporation, corporate stock, (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (c) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Cash Equivalents" means, when used in connection with any Person, that Person's Investments in

  (a)
  Government Securities due within one year after the date of the making of the Investment,

  (b)
  readily marketable direct obligations of any state of the United States of America or any political subdivision of any such state or any public agency or instrumentality thereof given on the date of such Investment a credit rating of at least Aa by Moody's Investors Service, Inc. ("Moody's") or AA by Standard & Poor's Ratings Group ("S&P"), in each case due within one year from the making of the Investment,

  (c)
  certificates of deposit issued by, bank deposits in, eurodollar deposits through, bankers' acceptances of, and repurchase agreements covering Government Securities executed by, any lender party to the Credit Facility or any bank incorporated under the laws of the United States of America, any state thereof or the District of Columbia and having on the date of such Investment combined capital, surplus and undivided profits of at least $250,000,000, in each case due within one year after the date of the making of the Investment,

  (d)
  certificates of deposit issued by, bank deposits in, eurodollar deposits through, bankers' acceptances of, and repurchase agreements covering Government Securities executed by, any branch or office located in the United States of America of a bank incorporated under the laws of any jurisdiction outside the United States of America having on the date of such Investment combined capital, surplus and undivided profits of at least $500,000,000, in each case due within one year after the date of the making of the Investment, and

  (e)
  readily marketable commercial paper of corporations doing business in and incorporated under the laws of the United States of America or any state thereof or of any corporation that is the holding company for a bank described in clause (c) or (d) above given on the date of such Investment a credit rating of at least P-1 by Moody's or A-1 by S&P, in each case due within 90 days after the date of the making of the Investment.

        "Casino" means any gaming establishment and other property or assets directly ancillary thereto or used in connection therewith, including any building, restaurant, hotel theater, parking facilities, retail shops, land, golf courses and other recreation and entertainment facilities, vessel, barge, ship and equipment.

        "Collateral" means all "collateral" referred to in the Collateral Documents and all other property or assets that become subject to a Lien in favor of the Trustee or the holders of the notes.

        "Collateral Documents" means collectively, all agreements, instruments, documents, pledges or filings executed in connection with granting, or that otherwise evidence, the Lien of the Trustee in the Collateral.

        "Consolidated Cash Flow" means, with respect to any Person for any period, the sum of, without duplication, the Consolidated Net Income of such Person for such period plus

  (a)
  provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus

  (b)
  consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of original issue discount, amortization of deferred financing fees, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus

  (c)
  consolidated depreciation, amortization and other non-cash charges of the Person and its Subsidiaries required to be reflected as expenses on the books and records of the Person, minus

  (d)
  cash payments with respect to any non-cash charges previously added back pursuant to clause (c), plus

  (e)
  preopening costs that are required by GAAP to be charged as an expense prior to or upon opening, to the extent that such preopening costs were deducted in computing such Consolidated Net Income. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that

  (a)
  the Net Income (but not loss) of any Person that is not a Restricted Subsidiary that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary thereof,

  (b)
  the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior government approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders,

  (c)
  the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded,

  (d)
  the cumulative effect of a change in accounting principles shall be excluded, and

  (e)
  all other extraordinary gains and extraordinary losses shall be excluded.

        "Credit Facility" means that certain credit agreement, dated as of May 30, 2003, by and among the Company and Bank of America, N.A., as administrative agent, and the lenders parties thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced, extended, restated or refinanced from time to time, whether by the same or any other agent, lender or group of lenders; provided that the total amount of Indebtedness is not thereby increased beyond the amount that may then be incurred at such time pursuant to the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock."

        "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature, provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof (or of any security into which it is convertible or for which it is exchangeable) have the right to require the issuer to repurchase such Capital Stock (or such security into which it is convertible or for which it is exchangeable) upon the occurrence of any of the events constituting an Asset Sale or a Change of Control shall not constitute Disqualified Stock if such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) provides that the issuer thereof will not repurchase or redeem any such Capital Stock (or any such security into which it is convertible or for which it is exchangeable) pursuant to such provisions prior to compliance by the Company with the provisions of the Indenture described under the caption "Repurchase at the Option of Holders—Change of Control" or "Repurchase at the Option of Holders—Asset Sales," as the case may be.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Equity Offering" means any bona fide underwritten public offering of common stock by the Company other than (a) issuances of Disqualified Stock, (b) issuances in payment of or to finance the purchase price of an acquisition or (c) issuances of common stock pursuant to employee benefit plans of the Company or otherwise as compensation to employees of the Company.

        "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Facility) in existence on the date of the Indenture, until such amounts are repaid.

        "Existing Notes" means the Company's 9 1/4% Senior Subordinated Notes due 2005.

        "FF&E Financing" means Indebtedness represented by secured financings, Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price, lease or cost of construction or improvement of property, plant or equipment (including without limitation, slot machines and other gaming equipment) used in a Permitted Business.

        "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Subsidiaries incurs, assumes, Guarantees, repays or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period and in the case of revolving credit borrowings, the Fixed Charge Coverage Ratio shall be computed based on the average daily balance of such Indebtedness during the applicable reference period. In addition, for purposes of making the computation referred to above,

  (a)
  acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (c) of the proviso set forth in the definition of Consolidated Net Income,

  (b)
  the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded,

  (c)
  the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Subsidiaries following the Calculation Date, and

  (d)
  in the case of Indebtedness bearing interest at a floating rate which is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness).

        "Fixed Charges" means, with respect to any Person for any period, (a) the sum, without duplication, of

  (1)
  the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs (other than amortization of debt issuance costs related to the notes and the Credit Facility) and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or banker's acceptance financings, and net payments (if any) pursuant to Hedging Obligations),

  (2)
  the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period,

  (3)
  any interest expense on Indebtedness of another Person that is Guaranteed by such person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon), less (b) any interest expense related to the accrual or payment in accordance with the terms of the Indenture of interest on Qualified Subordinated Notes.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accounts and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

        "Gaming Authority" means any Governmental Authority with the power to regulate gaming in any Gaming Jurisdiction, and the corresponding Governmental Authorities with the responsibility to interpret and enforce the laws and regulations applicable to gaming in any Gaming Jurisdiction.

        "Gaming Jurisdiction" means any Federal, state or local jurisdiction in which any entity, in which the Company has a direct or indirect beneficial, legal or voting interest, conducts casino gaming, now or in the future.

        "Gaming Law" means any law, rule, regulation or ordinance governing gaming activities (including, without limitation, The Riverboat Gambling Act of Illinois, The Louisiana Riverboat Economic Development and Gaming Control Act, the Missouri Riverboat Gaming Act (Mo. Rev. Stat. Section 313.800 et seq.) and the Nevada Gaming Control Act (Nev. Rev. Stat. Section 463.010 et seq.), in each case including all amendments or modifications thereof), any administrative rules or regulations promulgated thereunder, and any of the corresponding statutes, rules and regulations in each Gaming Jurisdiction.

        "Gaming License" means every license, franchise or other authorization required to own, lease, operate or otherwise conduct gaming activities of the Company or any of its Subsidiaries, including without limitation, all such licenses granted under the Nevada Gaming Control Act, and the regulations promulgated pursuant thereto, and other applicable federal, state, foreign or local laws.

        "Government Securities" means readily marketable (a) direct full faith and credit obligations of the United States of America or obligations guaranteed by the full faith and credit of the United States of America, or (b) obligations of an agency or instrumentality of, or corporation owned, controlled or sponsored by, the United States of America that are generally considered in the securities industry to be implicit obligations of the United States of America.

        "Governmental Authority" means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States or foreign government, any state, any province or any city or other political subdivision or otherwise and whether now or hereafter in existence, or any officer or official thereof, and any maritime authority.

        "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

        "Guarantor" means each Restricted Subsidiary that has executed a Subsidiary Guarantee, and their respective successors and assigns, unless and until released therefrom, in each case in accordance with the applicable provisions of the Indenture.

        "Hedging Obligations" means with respect to any Person, the obligations of such Person under (a) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements with respect to Indebtedness that is permitted by the terms of the Indenture and (b) other agreements or arrangements designed to protect such Person against fluctuation in interest rates or the value of foreign currencies purchased or received by such Person in the ordinary course of business.

        "Hotel/Casino Property" means that certain parcel of real property together with the improvements thereof operated as the Hard Rock Hotel and Casino located at 4455 Paradise Road in the City of Las Vegas, Nevada.

        "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent,

  (a)
  in respect of borrowed money, or

  (b)
  evidenced by bonds, notes, debentures or similar instruments or letters of credit or reimbursement agreements in respect thereof (other than letters of credit securing obligations not constituting Indebtedness that are issued in the ordinary course of business by a Person to the extent not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit) or bankers' acceptances, or

  (c)
  representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable, or

  (d)
  representing any Hedging Obligations, in each case if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all

    Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any Indebtedness of any other Person.

        "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or such other obligations), advances (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business) or capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of.

        "Issue Date" means the date of first issuance of the old notes under the Indenture.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

        "Liquidated Damages" has the meaning given to such term in the Registration Rights Agreement.

        "Net Cash Proceeds" with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends or the accrual of dividends or interest with respect to Qualified Securities, excluding, however, (a) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (1) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (2) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries (including any losses or charges resulting from the redemption or repurchase of the Existing Notes and the extinguishment of Indebtedness under that certain credit agreement, dated as of March 23, 1998, by and among the Company, Bank of America, N.A. and the other lenders named therein) and (b) any extraordinary or nonrecurring gain or loss, together with any related provision for taxes on such extraordinary or nonrecurring gain or loss.

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

        "Non-Recourse Debt" means Indebtedness (a) as to which neither the Company nor any of its Restricted Subsidiaries (1) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (2) is directly or indirectly liable (as a guarantor or otherwise), as reflected in the express terms of the instrument governing such Indebtedness, or (3) constitutes the lender; and (b) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any Indebtedness (other than the notes being offered hereby) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

        "Obligations" means any principal, interest, penalties, fees indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Offering" means the offering of the old notes by the Company.

        "Outstanding Preferred Stock" means the shares of the Company's 9 1/4% Series A Cumulative Preferred Stock and 9 1/4% Series B Cumulative Preferred Stock issued and outstanding on the Issue Date.

        "Permitted Business" means the gaming business and other businesses necessary for, incident to, connected with or arising out of the gaming business (including developing and operating lodging, dining and nightclub facilities, sports or entertainment facilities, transportation services, retail operations and other related activities or enterprises and any additions or improvements thereto) or any business that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto, in each case without regard to the geographic location of such business.

        "Permitted Investments" means

  (a)
  any Investment in the Company or in a Restricted Subsidiary;

  (b)
  any Investment in Cash Equivalents;

  (c)
  any Investment by the Company or any Restricted Subsidiary in a Person, if as a result of such Investment (1) such Person becomes a Restricted Subsidiary or (2) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

  (d)
  any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales";

  (e)
  any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

  (f)
  any Investment existing on the Issue Date;

  (g)
  any Investment acquired by the Company or any of its Restricted Subsidiaries (1) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (2) as a result of the transfer of title with respect to any secured investment in default as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to such secured Investment;

  (h)
  Hedging Obligations permitted under the "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant;

  (i)
  loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case, incurred in the ordinary course of business;

  (j)
  other loans and advances to officers, directors and employees in an aggregate amount not to exceed $250,000 outstanding at any time;

  (k)
  any guarantees permitted to be made pursuant to the covenant entitled "—Certain Covenants—Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock";

  (l)
  credit extensions to gaming customers in connection with their gambling activities at facilities of the Company or its Subsidiaries;

  (m)
  Investments constituting (1) accounts receivables arising, (2) trade debt granted or (3) deposits made in connection with the purchase price of goods or services, in each case in the ordinary course of business and

  (n)
  other Investments in any Person primarily engaged in a Permitted Business having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (n) that are at the time outstanding, not to exceed $10.0 million.

        "Permitted Liens" means

  (a)
  Liens on assets of the Company and any Guarantor created (1) by the Indenture and the Collateral Documents securing notes issued on the date of the Indenture and, to the extent that additional notes are issued in respect of FF&E financing permitted by clause (d) of the second paragraph of the covenant entitled "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock" or to refinance amounts outstanding under the Credit Facility, such additional notes and the Subsidiary Guarantees or (2) by the Credit Facility;

  (b)
  Liens in favor of the Company;

  (c)
  Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company;

  (d)
  Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition;

  (e)
  Liens to secure the performance of statutory or regulatory obligations, leases, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

  (f)
  Liens to secure FF&E Financing permitted by clause (d) of the second paragraph of the covenant entitled "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock" covering only the assets acquired with such Indebtedness;

  (g)
  Liens existing on the date of the Indenture;

  (h)
  Liens securing Hedging Obligations with respect to Indebtedness incurred under the Credit Facility, provided that the counterparties with respect to such Hedging Obligations are the lenders under the Credit Facility;

  (i)
  Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

  (j)
  Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding and that (1) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (2) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Subsidiary, each as determined by the board of directors of the Company in good faith;

  (k)
  Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries;

  (l)
  Liens of carriers, warehousemen, mechanics, landlords, materialmen, repairmen and for crew wages or salvage or other like Liens arising by operation of law in the ordinary course of business and consistent with industry practices and Liens on deposits made to obtain the release of such Liens if (1) the underlying obligations are not overdue for a period of more than 60 days or (2) such Liens are being contested in good faith and by appropriate proceedings by the Company or its Subsidiary and adequate reserves with respect thereto are maintained on the books of the Company or such Subsidiary, as the case may be, in accordance with GAAP;

  (m)
  easements, rights-of-way, zoning and similar restrictions and other similar encumbrances or title defects incurred or imposed, as applicable, in the ordinary course of business and consistent with industry practices which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto (as such property is used by the Company or its Subsidiary) or interfere with the ordinary conduct of the business of the Company or such Subsidiary; provided, however, that any such Liens are not incurred in connection with any borrowing of money or any commitment to loan any money or to extend any credit;

  (n)
  customary Liens (other than any Lien imposed by ERISA) incurred or deposits made in the ordinary course of business in connection with worker's compensation, unemployment insurance and other types of social security legislation;

  (o)
  Liens arising by operation of law in connection with judgments, only to the extent, for an amount and for a period not resulting in an Event of Default with respect thereto;

  (p)
  leases or subleases granted to other Persons in the ordinary course of business not materially interfering with the conduct of the business of the Company or any of its Subsidiaries or materially detracting from the value of the relative assets of the Company or any Subsidiary;

  (q)
  Liens arising from precautionary Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company or any of its Subsidiaries in the ordinary course of business;

  (r)
  a Lien on the funds or securities deposited with the Trustee under the Indenture relating to the notes for the purpose of defeasing or redeeming the notes on or prior to the maturity date to the extent permitted or required by the Indenture; and

  (s)
  Liens arising solely by virtue of any statutory or common law provision relating to banker's liens, rights of setoff or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution.

        "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness of the Company or any of its Restricted Subsidiaries; provided that:

  (a)
  the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith including premiums paid, if any, to the holders thereof);

  (b)
  such Permitted Refinancing Indebtedness has a final maturity date at or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

  (c)
  if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

  (d)
  such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

        "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Qualified Subordinated Notes" means the Company's Junior Subordinated Notes due 2014.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Subordinated Indebtedness" means all Indebtedness of the Company that is contractually subordinated in right of payment to the notes.

        "Subordination Agreement" means the Subordination Agreement dated of the date of the Indenture between the Company and Peter A. Morton, relating to the subordination of the fees payable under the Supervisory Agreement.

        "Subsidiary" means, with respect to any Person, (a) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (b) any partnership (1) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (2) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

        "Supervisory Agreement" means the Amended and Restated Supervisory Agreement, dated as of October 21, 1997, between the Company and Peter A. Morton providing for the payment by the Company of a management fee to Peter A. Morton in connection with the rendering of management services to or on behalf of the Company, which obligation of the Company to pay such management fee will be subordinated to the prior payment in full of all obligations with respect to the Notes pursuant to the Subordination Agreement and which obligation is otherwise in lieu of the payment of any other compensation to Peter A. Morton in respect of services rendered to the Company.

        "Unrestricted Subsidiary" means any Subsidiary that is designated by the board of directors of the Company as an Unrestricted Subsidiary pursuant to a board resolution; but only to the extent that such Subsidiary:

  (a)
  has no Indebtedness other than Non-Recourse Debt;

  (b)
  is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

  (c)
  is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

  (d)
  has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

        Any such designation by the board of directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "—Certain Covenants—Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing conditions as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock" the Company shall be in default of such covenant). The board of directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (2) no Default or Event of Default would be in existence following such designation.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

        "Weighted Average Life To Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (1) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (2) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (b) the then outstanding principal amount of such Indebtedness.

        "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

        "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

Book-Entry, Delivery And Form

        The certificates representing the new notes will be issued in fully registered form. Except as described below, the new notes will be initially represented by one or more global notes in fully registered form without interest coupons. The global notes will be deposited with, or on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the Trustee pursuant to the FAST Balance Certificate Agreement between DTC and the Trustee.

        Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC, which we refer to as DTC participants, or persons who hold interests through DTC participants. We expect that the under the procedures established by DTC, ownership of beneficial interests in ecah global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC, with respect to interests of DTC participants, and the records of DTC participants, with respect to other owners of beneficial interests in the global note.

Depository Procedures

        The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

        DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        DTC has also advised the Company that, pursuant to procedures established by it:

  (a)
  upon deposit of the global notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the global notes; and

  (b)
  ownership of these interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the global notes).

        All interests in a global note may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture for any purpose.

        Payments in respect of the principal of, and interest and premium and Liquidated Damages, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any of the Company' or the Trustee's agents has or will have any responsibility or liability for:

  (a)
  any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the global notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the global notes; or

  (b)
  any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on the payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its

Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, these cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in the system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

        DTC has advised the Company that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the Notes as to which the Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute these notes to its Participants.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform those procedures, and may discontinue those procedures at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

        A global note is exchangeable for definitive notes in registered certificated form if:

  (a)
  DTC (1) notifies the Company that it is unwilling or unable to continue as depositary for the global notes and the Company fail to appoint a successor depositary within 90 days or (2) has ceased to be a clearing agency registered under the Exchange Act;

  (b)
  the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the certificated notes; or

  (c)
  upon the request of the Trustee or the holders of a majority of the outstanding principal amount of the notes, after there has occurred and is continuing a Default or Event of Default with respect to the notes.

        In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same-Day Settlement and Payment

        The Company will make payments in respect of the notes represented by the global notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by the global note holder. The Company will make all payments of principal, interest and premium and Liquidated Damages, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no account is specified, by mailing a check to that holder's registered address. The notes represented by the global notes are expected to be eligible to trade in the PORTAL market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in the Notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any certificated notes will also be settled in immediately available funds.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a Participant in DTC will be credited, and any crediting of this type will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

Registration Rights; Liquidated Damages

        The Company and Banc of America Securities LLC, as representative of the several initial purchasers, entered into a registration rights agreement on the Issue Date. Pursuant to the registration rights agreement, the Company agreed to file with the Commission a registration statement (the "Exchange Offer Registration Statement") relating to the Company's offer to exchange the old notes for publicly registered notes with terms substantially identical to the notes (the "Exchange Notes"), on the appropriate form under the Securities Act (the "Exchange Offer"). Upon the effectiveness of the Exchange Offer Registration Statement and receipt of the requisite approvals of the Nevada Gaming Authorities, the Company will offer to the holders of Transfer Restricted Securities (as defined in the registration rights agreement) pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for Exchange Notes. If (a) the Company is not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or (b) any holder of Transfer Restricted Securities notifies the Company within the specified time period that (1) it is prohibited by law or Commission policy from participating in the Exchange Offer or (2) that it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not available for such resales or (3) that it is a broker-dealer and owns old notes acquired directly from the Company or an affiliate of the Company, the Company will file with the Commission a shelf registration statement providing for a delayed offering pursuant to Rule 415 under the Securities Act (the "Shelf Registration Statement") to cover resales of the old notes by the holders thereof who satisfy certain conditions. For purposes of the foregoing, "Transfer Restricted Securities" means each old note until (a) the date on which such old note has been exchanged by a person other than a broker-dealer for an Exchange Note in the Exchange Offer, (b) following the exchange by a broker-dealer in the Exchange Offer of an old note for an Exchange Note, the date on which such Exchange Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement, (c) the date on which such old note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (d) the date on which such old note is distributed to the public pursuant to Rule 144 under the Act.

        The registration rights agreement provides that

  (a)
  the Company will use its reasonable best efforts to file an Exchange Offer Registration Statement with the Commission on or prior to 60 days after the Issue Date,

  (b)
  the Company will use its reasonable best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 180 days after the Issue Date,

  (c)
  unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company will commence the Exchange Offer and use its reasonable best efforts to issue on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, Exchange Notes in exchange for all Notes tendered prior thereto in the Exchange Offer and

  (d)
  if obligated to file the Shelf Registration Statement, the Company will use its reasonable best efforts to file the Shelf Registration Statement with the Commission on or prior to 60 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the Commission on or prior to 90 days after such obligation arises (or, if later, 180 days after the Issue Date). If (1) the Company fails to file any of the Registration Statements required by the registration rights agreement on or before the date specified for such filing, (2) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), (3) the Company fails to consummate the Exchange Offer within 30 Business Days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement or (4) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above a "Registration Default"), then the Company will agree to pay damages to each holder of old notes, with respect to the first 90-day period immediately following the occurrence of such Registration Default, in an amount equal to $.05 per week per $1,000 principal amount of old notes held by such Holder. Such damages, together with damages accrued by the Company pursuant to the next succeeding sentence, are collectively referred to herein as "Liquidated Damages." The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of old notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.40 per week per $1,000 principal amount of old notes. All accrued Liquidated Damages will be paid by the Company on each interest payment date to the global note holder by wire transfer of immediately available funds and to holders of certificated notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses. Following the cure or waiver of all Registration Defaults, the accrual of Liquidated Damages will cease.

        A privately held corporate gaming licensee may not make a public offering of any security issued by the corporate gaming licensee. The regulations applicable to public offerings will be applicable to the Exchange Offer. Accordingly, the Company will be required to obtain a waiver of the regulation prohibiting public offerings by corporate gaming licensees. No assurance can be made that such waiver will be obtained.

        Furthermore, registration as a publicly traded company and approvals of a public offering of debt securities requires registration with the Commission. There can be no assurance that the application for approval of the public offering and the regulatory waiver will be approved, by the Nevada Gaming

Authorities within the 180 day closing period. Additionally, there can be no guarantee that a shelf registration will be approved.

        Holders of old notes will be required to make certain representations to the Company (as described in the registration rights agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time period set forth in the registration rights agreement in order to have their old notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the anticipated material United States federal income tax consequences to a holder of old notes relating to the exchange of old notes for new notes. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as notes held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and foreign or domestic tax-exempt organizations (including private foundations)), or to persons that hold the old notes as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address any state, local, or non-United States tax considerations. Each prospective investor is urged to consult his tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of the acquisition, ownership, and disposition of the new notes.

Exchange of Old Notes for New Notes

        An exchange of old notes for new notes pursuant to the exchange offer will be ignored for United States federal income tax purposes. Consequently, a holder of old notes will not recognize gain or loss, for United States federal income tax purposes, as a result of exchanging old notes for new notes pursuant to the exchange offer. The holding period of the new notes will be the same as the holding period of the old notes and the tax basis in the new notes will be the same as the adjusted tax basis in the old notes as determined immediately before the exchange.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities.

        We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions:

  •
  in the over-the-counter market,

  •
  in negotiated transactions,

  •
  through the writing of options on the new notes, or

  •
  a combination of methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or at negotiated prices.

        Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of new notes may be considered an underwriter within the meaning of the Securities Act and any profit of any resale of new notes and any commissions or concessions received by any person may be deemed to be underwriting compensation under the Securities Act. Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker-dealer that participates in a distribution of those new notes may be considered an "underwriter" within the meaning of the Securities Act and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the new notes. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        Furthermore, any broker-dealer that acquired any of the old notes directly from us:

  •
  may not rely on the applicable interpretation of the staff of the SEC's position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley Co. Inc., SEC no-action letter (June 5, 1991) and Shearman Sterling, SEC no-action letter (July 2, 1993); and

  •
  must also be named as a selling noteholder in connection with the registration and prospectus and delivery requirements of the Securities Act relating to any resale transaction.

        For a period of one year after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any broker-dealer and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Certain legal matters regarding the new notes will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Certain legal matters regarding the new notes will be passed upon for us by Gordon & Silver, Ltd., Las Vegas, Nevada.

EXPERTS

        The financial statements as of December 31, 2002, and for each of the two years in the period ended December 31, 2002, included in this prospectus and the related financial statement schedules for the two years ended December 31, 2002 included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The financial statements of Hard Rock Hotel, Inc. for the year ended December 31, 2000, appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Independent Auditors' Report

The Board of Directors
Hard Rock Hotel, Inc.

        We have audited the accompanying balance sheets of Hard Rock Hotel, Inc. (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, shareholders' deficiency, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Las Vegas, Nevada
February 21, 2003

Independent Auditors' Report

The Board of Directors
Hard Rock Hotel, Inc.

        We have audited the accompanying statements of operations, shareholders' deficiency, and cash flows for the year ended December 31, 2000. Our audit also included the financial statement schedule for the year ended December 31, 2000 contained in Item 21(b) of Part II of the registration statement. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the results of Hard Rock Hotel, Inc.'s operations and its cash flows for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Ernst & Young LLP

Reno, Nevada
March 9, 2001,

    except for the third paragraph of Note 7, as to which the date is March 28, 2001

HARD ROCK HOTEL, INC.

BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31, 2002	December 31, 2001
ASSETS
Current assets:
Cash and cash equivalents	$9,139	$8,591
Accounts receivable, net of allowance for doubtful accounts of $1,951 and $1,904 as of December 31, 2002 and 2001 respectively	10,035	5,445
Inventories	1,736	1,640
Prepaid expenses and other current assets	1,855	1,376
Related party receivable	116	—

Total current assets	22,881	17,052

Property and equipment, net of accumulated depreciation and amortization	165,073	169,357
Deferred income taxes	817	881
Other assets, net	1,815	2,570

TOTAL ASSETS	$190,586	$189,860

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities:
Accounts payable	$3,564	$2,160
Construction related payables	179	2,024
Related party payable	92	300
Accrued expenses	14,733	11,504
Interest payable	2,910	2,963
Current portion of long-term debt	1,084	424

Total current liabilities	22,562	19,375

Deferred income taxes	696	678
Long-term debt	143,289	148,259

Total long-term liabilities	143,985	148,937

Total liabilities	166,547	168,312

Commitments and contingencies (Note 9)
Preferred stock, 9 1/4 Series A Cumulative, no par value, redeemable, 40,000 shares authorized, 28,000 shares issued and outstanding	37,411	34,167

Preferred stock, 9 1/4 Series B Cumulative, no par value, redeemable, one share authorized, issued and outstanding	25,280	23,088

Shareholders' deficiency:
Common stock, Class A voting, no par value, 40,000 shares authorized, 12,000 shares issued and outstanding	—	—
Common stock, Class B non-voting, no par value, 160,000 shares authorized, 64,023 shares issued and outstanding	—	—
Paid-in capital	7,508	7,508
Accumulated deficit	(46,160)	(43,215)

Total shareholders' deficiency	(38,652)	(35,707)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY	$190,586	$189,860

The accompanying notes are an integral part of these financial statements.

HARD ROCK HOTEL, INC.

STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended
	December 31, 2002	December 31, 2001	December 31, 2000
Revenues:
Casino	$54,420	$49,888	$53,476
Lodging	26,639	26,315	26,372
Food and beverage	41,576	38,188	35,611
Retail	8,977	8,868	9,679
Other income	7,311	7,056	5,628

Gross revenues	138,923	130,315	130,766
Less: promotional allowances	(10,774)	(10,103)	(10,936)

Net revenues	128,149	120,212	119,830

Costs and expenses:
Casino	33,368	30,917	28,635
Lodging	7,302	7,149	7,177
Food and beverage	21,904	20,311	20,173
Retail	3,934	3,867	4,115
Other	3,760	3,521	3,285
Marketing	8,058	4,519	5,329
Related party expenses	3,733	3,544	3,755
General and administrative	16,971	16,281	19,050
Depreciation and amortization	11,380	12,088	12,138
Abandonment loss	1,730	—	—
Pre-opening	306	—	—

Total costs and expenses	112,446	102,197	103,657

Income from operations	15,703	18,015	16,173
Other income (expenses):
Interest income	45	59	93
Interest expense	(13,209)	(15,186)	(16,820)
Other, net	(48)	(72)	(393)

Other expenses, net	(13,212)	(15,199)	(17,120)

Income (loss) before income tax provision	2,491	2,816	(947)
Income tax provision	—	—	—

NET INCOME (LOSS)	2,491	2,816	(947)
Preferred stock dividends	(5,436)	(4,950)	(3,791)

Loss applicable to common shareholders	$(2,945)	$(2,134)	$(4,738)

BASIC AND DILUTED NET LOSS PER SHARE:
Applicable to common shareholders	$(38.74)	$(28.07)	$(62.32)

Weighted average number of common shares outstanding	76,023	76,023	76,023

The accompanying notes are an integral part of these financial statements.

HARD ROCK HOTEL, INC.

STATEMENTS OF SHAREHOLDERS' DEFICIENCY

(in thousands, except share amounts)

	Class A common stock		Class B common stock
					Paid-in capital	Accumulated deficit	Total Shareholders' deficiency
	Shares	Amount	Shares	Amount
Balances at December 31, 1999	12,000	$—	64,023	$—	$7,508	$(36,343)	$(28,835)
Accrued dividends on redeemable preferred stock	—	—	—	—	—	(3,791)	(3,791)
Net loss	—	—	—	—	—	(947)	(947)

Balances at December 31, 2000	12,000	—	64,023	—	7,508	(41,081)	(33,573)
Accrued dividends on redeemable preferred stock	—	—	—	—	—	(4,950)	(4,950)
Net income	—	—	—	—	—	2,816	2,816

Balances at December 31, 2001	12,000	—	64,023	—	7,508	(43,215)	(35,707)
Accrued dividends on redeemable preferred stock	—	—	—	—	—	(5,436)	(5,436)
Net income	—	—	—	—	—	2,491	2,491

Balances at December 31, 2002	12,000	$—	64,023	$—	$7,508	$(46,160)	$(38,652)

The accompanying notes are an integral part of these financial statements.

HARD ROCK HOTEL, INC.

STATEMENTS OF CASH FLOWS

(in thousands, except supplemental information)

	Year Ended
	December 31, 2002	December 31, 2001	December 31, 2000
Cash flows from operating activities:
Net income (loss)	$2,491	$2,816	$(947)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	11,380	12,088	12,138
Provision for bad debt	797	1,245	790
Amortization of loan fees	737	949	840
Abandonment loss	1,730	—	—
Loss on sale of property and equipment	48	72	393
Changes in operating assets and liabilities:
Accounts receivable	(5,387)	(121)	(2,545)
Income tax refund receivable	—	—	87
Inventories	(96)	225	(161)
Prepaid expenses and other current assets	(479)	82	670
Related party receivable	(116)	—	—
Accounts payable	1,404	(940)	(1,675)
Related party payable	(208)	63	(858)
Accrued expenses	3,229	(1,596)	6,449
Interest payable	(53)	(62)	(304)
Decrease (increase) in deferred income taxes	82	(203)	—

Net cash provided by operating activities	15,559	14,618	14,877

Cash flow from investing activities:
Purchases of property and equipment	(5,759)	(4,328)	(7,271)
Proceeds from sale of property and equipment	56	97	65
Investment in Pink Taco Corp.	(1,730)	—	—
Construction related payables	(1,845)	(455)	2,479
Decrease (increase) in other assets	18	280	(36)

Net cash used in investing activities	(9,260)	(4,406)	(4,763)

Cash flows from financing activities:
Principal payments on long-term debt	(5,751)	(9,600)	(24,500)
Proceeds from issuance of preferred stock	—	—	20,000
Payments on capital lease obligations	—	—	(74)

Net cash used in financing activities	(5,751)	(9,600)	(4,574)

Net increase in cash and cash equivalents	548	612	5,540
Cash and cash equivalents, beginning of year	8,591	7,979	2,439

Cash and cash equivalents, end of year	$9,139	$8,591	$7,979

Supplemental disclosures of cash flow information:
Cash paid during the period for interest (net of amount capitalized of $12, $15 and $31 in the years ended December 31, 2002, 2001 and 2000, respectively	$12,481	$14,420	$16,241

Cash paid during the period for income taxes	$—	$—	$147

Supplemental Information about Non-Cash Investing and Financing Activities:

        The value of the Series A Cumulative Redeemable Preferred Stock increased by approximately $3,244,000, $2,954,000 and $2,691,000, in unpaid accrued dividends for the years ended December 31, 2002, December 31, 2001 and December 31, 2000, respectively.

        The value of the Series B Cumulative Redeemable Preferred Stock increased by approximately $2,192,000, $1,996,000 and $1,092,000 in unpaid accrued dividends for the years ended December 31, 2002, December 31, 2001 and December 31, 2000, respectively.

        The Company purchased $1,441,000 and $783,000 of equipment in exchange for indebtedness for the years ended December 31, 2002 and December 31, 2001, respectively.

The accompanying notes are an integral part of these financial statements.

Hard Rock Hotel, Inc.

Notes to Financial Statements

1.    COMPANY STRUCTURE AND ACCOUNTING POLICIES

  Basis Of Presentation and Nature of Business

        Hard Rock Hotel, Inc. (the "Company"), a Nevada corporation incorporated on August 30, 1993, operates a hotel-casino in Las Vegas, Nevada. Lily Pond Investments, Inc. ("Lily Pond"), a Nevada corporation principally owned by Peter Morton, owns all of the voting shares and 93% of the non-voting shares of the Company. Mr. Morton has granted a sublicense to the Company, pursuant to which the Company holds the exclusive right to use the "Hard Rock Hotel" trademark for the Company's operations in Las Vegas. These financial statements also include the development activities of its subsidiary, Pink Taco Corporation ("Pink Taco Corp."), a Nevada corporation, (collectively the "Company").

  Pink Taco Corp. Abandonment

        Pink Taco Corp., was formed in September 2002, to develop a Pink Taco restaurant and bar on the Sunset Strip in West Hollywood California. These development efforts were abandoned during December 2002 and the Company recorded a $1.7 million loss. The loss included approximately $1.4 million of leasehold acquisition and related building improvement and equipment costs. The decision to abandon the development was based on several factors including global uncertainties, the less than robust economy, the recent changes in the Company's management and a desire to focus more on its Las Vegas operations.

  Cash and Cash Equivalents

        Cash and cash equivalents consist of cash on hand and in banks and interest-bearing deposits with maturities at the date of purchase of three months or less. Cash equivalents are carried at cost which approximates market.

  Concentrations of Credit Risk

        Substantially all of the Company's accounts receivable are unsecured and are due primarily from the Company's casino and hotel patrons and convention functions. Non-performance by these parties would result in losses up to the recorded amount of the related receivables. Management does not anticipate significant non-performance, and believes that they have adequately provided for uncollectible receivables in the Company's allowance for doubtful accounts.

  Pre-Opening Costs and Expenses

        Pre-opening costs incurred during 2002 in connection with the start-up of the Company's restaurant Simon Kitchen and Bar were charged to expense as incurred.

  Inventories

        Inventories are stated at the lower of cost (determined using the first-in, first-out method), or market.

  Depreciation and Amortization

        Land improvements, buildings and improvements, equipment, furniture and fixtures, and memorabilia are recorded at cost. The Company capitalizes interest on funds dispersed during the active construction. Depreciation and amortization are computed using the straight-line method over the estimated useful lives for financial reporting purposes and accelerated methods for income tax purposes. Estimated useful lives for financial reporting purposes are as follows:

Land improvements	15 years
Buildings and improvements	15-45 years
Equipment, furniture and fixtures	5-10 years
Memorabilia	40 years

        Gains or losses arising from dispositions are reported as other income or expense. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.

        Substantially all property and equipment is pledged as collateral for long-term debt.

  Long-term Assets

        The Company has a significant investment in long-lived property and equipment. The Company estimates that the undiscounted future cash flows expected to result from the use of these assets exceeds the current carrying value of these assets. Any adverse change to the estimate of these undiscounted future cash flows could necessitate an impairment charge that would adversely affect operating results. The Company estimates useful lives for its assets based on historical experience, estimates of assets' commercial lives, and the likelihood of technological obsolescence. Should the actual useful life of a class of assets differ from the estimated useful life, the Company would record an impairment charge. The Company reviews useful lives, obsolescence, and assesses commercial viability of these assets periodically.

  Advertising Costs

        The Company expenses the costs of all advertising campaigns and promotions as they are incurred. Total advertising expenses (exclusive of pre-opening) for the years ended December 31, 2002, 2001 and 2000 amounted to approximately $2,767,000, $1,842,000 and $2,059,000, respectively. These expenses are included in marketing expenses in the accompanying statements of operations.

  Interest Expense

        Interest expense is shown net of capitalized interest of $12,000,000, $15,000,000 and $31,000,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

  Income Taxes

        Deferred income tax assets and liabilities are determined based on the differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted income tax rates and laws that will be in effect when the temporary differences are expected to reverse. Additionally, deferred income tax assets and liabilities are separated into current and non-current amounts based on the classification of the related assets and liabilities for financial reporting purposes.

  Casino Revenues and Complimentaries

        The Company recognizes income in accordance with industry practices.

        Casino revenues are derived from patrons wagering on table games, slot machines, sporting events and races. Table games generally include Blackjack or Twenty One, Craps, Baccarat and Roulette. Casino revenue is defined as the win from gaming activities, computed as the difference between gaming wins and losses, not the total amounts wagered. Casino revenue is recognized at the end of each gaming day.

        Lodging revenues are derived from rooms and suites rented to guests and include related revenues for telephones, movies, etc. Room revenue is recognized at the time the room is provided to the guest.

        Food and beverage revenues are derived from food and beverage sales in the food outlets of our casino/hotel, including restaurants, room service, banquets and nightclub. Food and beverage revenue is recognized at the time the food and/or beverage is provided to the guest.

        Retail and other revenues include retail sales, spa income, commissions, estimated income for gaming chips and tokens not expected to be redeemed and other miscellaneous income at our property.

        Revenues in the accompanying statements of operations include the retail value of rooms, food and beverage, and other complimentaries provided to customers without charge which are then subtracted as promotional allowances to arrive at net revenues. The estimated costs of providing such complimentaries have been classified as casino operating expenses through interdepartmental allocations as follows (in thousands):

	Year Ended
	December 31, 2002	December 31, 2001	December 31, 2000
Food and beverage	$3,787	$3,420	$3,675
Lodging	1,651	1,608	1,770
Other	394	365	478

Total costs allocated to casino operating costs	$5,832	$5,393	$5,923

        Casino revenues are net of cash incentives earned in our "Backstage Pass" slot club. For the years ended December 31, 2002, 2001 and 2000, these incentives were $951,000, $787,000 and $990,000, respectively.

  Use of Estimates in Preparation of Financial Statements

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Earnings Per Share

        The Company has adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share". This statement establishes standards for computing and presenting both basic and diluted earnings per share and applies to entities that are publicly held.

  Reclassifications

        Certain amounts in the prior years' financial statements have been reclassified to conform with the 2002 presentation.

2.    INVENTORIES

        Inventories consist of the following (in thousands):

	December 31, 2002	December 31, 2001
Retail merchandise	$748	$890
Restaurants and bars	860	577
Operating supplies	128	173

Total inventories	$1,736	$1,640

3.    OTHER ASSETS

        Other assets consist of the following (in thousands):

	December 31, 2002	December 31, 2001
Unamortized loan fees and financing costs on the Notes and Credit Facility (Note 7), net of accumulated amortization of $4,102 in 2002 and $3,365 in 2001	$1,524	$2,261
China, glassware, utensils, linens and other supplies	291	309

Total other assets	$1,815	$2,570

        Loan fees and other financing costs are being amortized over the life of the respective loans. Base stocks of china, glassware, utensils and linens are being amortized using the straight-line method over three years to a base stock level of 25% of original cost, with replacements expensed at the time of purchase.

4.    PROPERTY AND EQUIPMENT

        Property and equipment consists of the following (in thousands):

	December 31, 2002	December 31, 2001
Land	$21,015	$21,015
Buildings and improvements	164,205	162,116
Equipment, furniture and fixtures	35,818	33,481
Memorabilia	3,148	3,028

	224,186	219,640
Less: accumulated depreciation and amortization	(59,113)	(50,283)

Total property and equipment, net	$165,073	$169,357

5.    ACCRUED EXPENSES

        Accrued expenses consist of the following (in thousands):

	December 31, 2002	December 31, 2001
Accrued salaries, payroll taxes and other employee benefits	$4,211	$3,171
Outstanding gaming chips and tokens	3,446	1,967
Reserve for general liability claims	235	278
Advance room, convention and customer deposits	4,111	2,435
Accrued miscellaneous taxes	615	1,045
Accrued progressive jackpot and slot club payouts	775	710
Other accrued liabilities	1,340	1,898

Total accrued expenses	$14,733	$11,504

6.    AGREEMENTS WITH RELATED PARTIES

        The Company entered into a twenty-five year Amended and Restated Supervisory Agreement with Peter Morton, which provides for the supervision of the development, improvement, operation, and maintenance of the Company through 2022. Mr. Morton has the option to renew the agreement for two successive fifteen year terms. Pursuant to the terms of the Supervisory Agreement, Mr. Morton is to provide consulting and supervisory services to the Company. In the event either we are or Mr. Morton is in Default (as defined in the agreement), the non-defaulting party may terminate the agreement after the other party has received the opportunity to cure such default. As part of this agreement, the Company pays to Mr. Morton a supervisory fee equal to two percent of annual gross revenues (as defined), net of complimentaries for each year. Total supervisory fee expenses for these services for the years ended December 31, 2002, 2001 and 2000 amounted to $2,447,000, $2,398,000 and $2,413,000, respectively. These expenses are included in related party expenses in the accompanying statements of operations. The unpaid amounts at December 31, 2002 and 2001 are $92,000 and $202,000, respectively, and are included in related party payable in the accompanying balance sheets.

        Entities controlled by Mr. Morton have provided additional technical support services for the development, ongoing improvement and operation of the Company. The Company reimburses these entities for all costs and expenses incurred in connection with these services, including, without limitation, employee salary and benefits and allocated overhead. These expenses aggregated approximately $1,286,000, $1,146,000, and $1,342,000 for the years ended December 31, 2002, 2001 and 2000, respectively, and are included in the accompanying statements of operations. At December 31, 2002, $116,000 was due from these entities for expenses paid in advance and is included in related party receivable in the accompanying balance sheet. The unpaid amount at December 31, 2001 was $98,000 and is included in related party payable in the accompanying balance sheet.

        During 2002, our subsidiary, Pink Taco Corp. acquired a leasehold interest including building improvements and equipment for $1.4 million. The landlord we acquired the interest from subsequently sold the real property fee interest to Mr. Morton, our Chairman, Chief Executive Officer and Secretary. The Pink Taco Corp. was released from the lease commitment by Mr. Morton at the time of our abandonment of the development and the Company has no ongoing obligation to Mr. Morton for this leasehold interest.

7.    LONG-TERM DEBT

        In March 1998, the Company obtained funding of approximately $115.9 million in net proceeds from the offering of $120 million aggregate principal amount of its 9.25%, Senior Subordinated Notes due in 2005 (the "Notes"). Of this amount, approximately $105.6 million was used to pay off an existing credit facility, including accrued interest. Concurrent with the execution of the Notes, the Company secured a senior secured reducing revolving line of credit under a new credit facility (the "Credit Facility") through a group of banks. As of December 31, 2002, the Company had $120.0 million outstanding in Notes and $22.9 million outstanding on its Credit Facility.

  Credit Facility

        In March 1999, the Credit Facility was amended to increase the line of credit from $67 million to $77 million and, in November 1999, the Company executed an agreement (the "Waiver Agreement") whereby the amount available under the Credit Facility was reduced to $62 million. The Waiver Agreement required the Company to use a portion of the proceeds from the Series A Preferred Stock Issuance (Note 12) to pay down amounts outstanding under the Credit Facility. In addition, certain financial covenants, which the Company was not in compliance with, were waived and modified. In addition, effective June 2000, the Company entered into an additional amendment with regard to the Credit Facility whereby, among other things: (a) the commitment amount available under the Credit Facility was reduced to $42.0 million; (b) the commitment will reduce $2.0 million on the last day of each fiscal quarter commencing March 31, 2001, and will also reduce, beginning September 30, 2001 and on each succeeding September 30, by 50% of excess cash flow, as defined, for the then most recently completed fiscal year; and, (c) Mr. Morton has been released from a make-well agreement, as defined. Based on calculations, the Company generated approximately $1.6 million excess cash flow as defined for the year ended December 31, 2001 and the lenders waived this reduction as the Company entered into an amendment in November 2002. Based on calculations, the Company generated approximately $1.8 million excess cash flow as defined for the year ended December 31, 2002. Accordingly, we expect the commitment will reduce by approximately $0.9 million on September 30, 2003.

        Effective March 2001, the Company entered into another amendment with regard to the Credit Facility whereby the $2.0 million quarterly commitment reduction was deferred to commence with the quarter ending September 30, 2001.

        Effective December 2001, the Company entered into another amendment with regard to the Credit Facility whereby the $2.0 million quarterly commitment reduction for the quarter ending December 31, 2001 was waived.

        The reduction provisions above shall terminate the date upon which the commitment available under the Credit Facility is reduced to $25.0 million. The Credit Facility expires on March 23, 2004.

        Effective November 2002, the Company entered into an amendment with regard to the Credit Facility whereby the Company is permitted to make capital expenditures for expansion projects in an amount not to exceed $13.0 million, provided that the aggregate amount of capital expenditures made do not exceed $7.5 million in any fiscal year or portion thereof and allowing not more than $2.0 million in capital expenditures not made in any fiscal year to be expended in the following fiscal year.

        Effective December 2002, the Company entered into an amendment with regard to the Credit Facility whereby the Company is permitted to purchase and redeem during the period between December 15, 2002 and September 30, 2003, up to $5.0 million of the Notes.

        The Credit Facility contains certain covenants including, among other things, financial covenants, limitations on the Company from disposing of capital stock, entering into mergers and certain acquisitions, incurring liens or indebtedness, issuing dividends on stock, and entering into transactions with affiliates. The Credit Facility is secured by substantially all of the Company's property at the Las Vegas site. Interest on the credit facility accrues on all individual borrowings at an interest rate determined at the option of the Company, at either the LIBOR Index plus an applicable margin (not to exceed 3.5% (applicable margin was 2.75% at December 31, 2002) and aggregating 4.6% at December 31, 2002), or the Base Rate, defined as the higher of the Federal Funds Rate plus .5%, or the reference rate, as defined, plus an applicable margin (not to exceed 2.25%). The Company chose the LIBOR Index for $18.9 million of its borrowings outstanding at December 31, 2002. The balance was funded at the Base Rate (aggregating 5.75% at December 31, 2002. These margins are dependent upon the Company's debt to EBITDA ratio, as defined. Interest accrued on the Base Rate borrowings is due monthly, up to the maturity date, while interest on LIBOR borrowings is due quarterly up to the maturity date.

  Notes

        Interest on the Notes is payable on each April 1 and October 1. The Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness, including all borrowings under the Credit Facility. The Notes are subject to redemption at the option of the Company, in whole or in part, at any time on or after April 1, 2002, at a premium to the face amount ($120 million) which decreases on each subsequent anniversary date, plus accrued interest to the date of redemption. The Notes contain covenants restricting or limiting the ability of the Company to, among other things, pay dividends, incur additional indebtedness, issue certain preferred stock and enter into transactions with affiliates.

        Maturities of the Company's long-term debt are as follows (in thousands):

2003	$1,084
2004	23,289
2005	120,000
2006	—
2007	—
Thereafter	—

Total	$144,373

8.    INCOME TAXES

        The difference between the Company's recorded income tax benefit of zero and expected income tax benefit computed at the federal statutory rate is comprised of the items shown in the following table as a percentage of loss before income taxes:

	Year Ended
	December 31, 2002	December 31, 2001	December 31, 2000
Income tax expense (benefit) at the statutory rate	34.0%	34.0%	(34.0)%
Nondeductible meals and entertainment	0.1	1.2	3.0
Valuation allowance	(30.0)	(31.6)	41.5
Tax credits	(8.7)	(5.5)	(10.5)
Other, net	4.6	1.9	—

Effective tax rate	—	—	—

        The significant components of the deferred income tax assets and liabilities included in the accompanying balance sheets are as follows (in thousands):

	December 31, 2002	December 31, 2001
Net short-term deferred income tax assets:		$
Preopening costs, net of amortization	$—		—
Accrued expenses	817		881

	$817		$881

Net long-term deferred income tax liabilities:
Accrued expenses	$495		$408
Net operating loss carryforwards	12,642		13,510
Tax credit carryforwards	1,147		962
Depreciation and amortization	(3,237)		(3,104)

Net long-term deferred income tax liabilities	11,047		11,776
Less: valuation allowance	(11,743)		(12,454)

Total deferred income tax liabilities	$(696)		$(678)

        Valuation allowances have been established due to the Company's accumulated losses as of December 31, 2002 and 2001. The Company has an operating loss carryforward of approximately $38.3 million to reduce future taxable income, which will expire between 2012 and 2020.

        The net deferred income tax asset relates to an alternative minimum tax ("AMT") credit that has no expiration date. The Job Creation and Worker Assistance Act of 2002 temporarily limits the AMT net operating loss ("NOL") deduction to 100% of AMT income rather than 90% of AMT income. This change will affect the AMT tax paid in 2002 and 2001 but will not have a material adverse effect on the Company's financial statements.

        The Internal Revenue Service is currently examining the Company's federal corporate tax returns for the fiscal years ended November 30, 1994 through November 30, 1997. In the opinion of management, any tax liability arising out of this examination will not have a material adverse effect on the Company's financial statements.

9.    COMMITMENTS AND CONTINGENCIES

  Operating Leases

        The Company leases equipment under operating leases expiring through 2005. Future minimum rental payments under these operating leases by fiscal year of the Company are as follows (in thousands):

2003	176
2004	167
2005	53
2006	—
2007	—
Thereafter	—

Total future minimum rental payments	$396

        Total rental expense was approximately $579,000, $482,000 and $455,000 during the years ended December 31, 2002, 2001 and 2000, respectively, and is included in general and administrative expenses in the accompanying statements of operations.

  Construction Commitment

        In August 2000, the Company entered into an agreement to remodel a portion of the hotel for approximately $4.7 million. At December 31, 2001, the work had been completed and the Company had a construction payable of $2,024,000 related to the contract. As of December 31, 2002, this payable had been fully satisfied.

  Self-Insurance

        The Company is self-insured for workers' compensation claims, up to an annual stop loss of $200,000 per claim. Management has established reserves it considers adequate to cover estimated future payments on claims incurred by the Company through December 31, 2002.

        The Company has a partial self-insurance plan for general liability claims up to an annual stop loss per claim of $50,000.

  Legal and Regulatory Proceeding

        The Company is a defendant in various lawsuits relating to routine matters incidental to its business.

        Management provides an accrual for estimated losses that may occur and does not believe that the outcome of any pending claims or litigation, in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or liquidity beyond the amounts recorded in the accompanying balance sheet as of December 31, 2002.

10.    EMPLOYEE BENEFIT PLANS

        The Company maintains a discretionary cash incentive bonus plan available to eligible employees, based upon individual and company-wide goals that are established by management and the Board of Directors of the Company on an annual basis.

        In addition, the Company established a non-discretionary deferred compensation plan in December 1999 for certain of its executives whereby an amount equal to their base salary at the time they become covered by the plan will vest to them as deferred compensation 25% annually over a four year period. Amounts vested will be adjusted annually on a compound basis at a rate equal to the change in the Company's earnings before interest, taxes, depreciation and amortization; however, during the initial four year period compound adjustments may not result in a net reduction in vested benefits.

        During the years ended December 31, 2002, 2001 and 2000, the Company recorded approximately $1,100,000, $494,000, and $1,254,000, respectively, for these bonuses and deferred compensation agreements, in the accompanying statements of operations.

        The Company maintains a 401(k) profit sharing plan whereby substantially all employees over the age of 21 who have completed one year of continuous employment and 1,000 hours of service are eligible for the plan. Such employees joining the plan may contribute, through salary deductions, no less than 1% nor greater than 20% of their annual compensation. The Company, at its discretion, will match 50% of the first 6% of compensation contributed by employees. During the years ended December 31, 2002, 2001 and 2000, the Company recorded approximately $659,000, $647,000 and $565,000, respectively, for its portion of plan contributions, which are included in the accompanying statement of operations.

11.    FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amount of the Company's borrowings under the New Credit Facility approximates the fair value at December 31, 2002 and 2001, respectively. The fair value of the Notes, which are publicly traded, approximated $121 million and $110 million at December 31, 2002 and 2001, respectively, based on published bid prices.

12.    SALE OF PREFERRED STOCK

        On May 30, 2000, the Company issued $20 million of its 9 1/4% Series B Cumulative Preferred Stock (the "Series B Preferred Stock") to Desert Rock, Inc., a Nevada corporation, an entity wholly owned by Peter Morton. The 9 1/4% Series B Cumulative Preferred Stock contains terms substantially the same as the Company's 9 1/4% Series A Cumulative Preferred Stock.

        During the fourth fiscal quarter of 1999, the Company completed the sale of 28,000 shares of 9 1/4% Series A Cumulative Preferred Stock (the "Series A Preferred Stock" and collectively with the Series B Preferred Stock, the "Preferred Stock") for proceeds of $28 million. The Series A Preferred Stock was sold to Peter Morton at its stated subscription price of $1,000 per share.

        The Preferred Stock matures 91 days following the earlier of either April 1, 2005, or the repayment of the Notes (Note 7), together with all accrued and unpaid dividends. The Company may redeem the Preferred Stock in certain cases, pursuant to gaming laws. The Preferred Stock does not contain any conversion rights. The holders of Preferred Stock, as a class, may vote on certain matters adversely affecting the Preferred Stock, including without limitation, the creation and/or issuance of any capital stock ranking senior to the Preferred Stock.

        Dividends on the Preferred Stock are cumulative from the date of original issuance out of funds legally available for that purpose in cash in arrears on November 30 and May 31 of each year, whether or not declared. Any amounts not paid in cash cumulate and are compounded semi-annually at the rate of 9 1/4% per annum until paid. The resulting liabilities at December 31, 2002 and 2001 of approximately $9,411,000 and $6,167,000, respectively, have been accrued in the accompanying balance sheets for the Series A Preferred Stock. The resulting liabilities at December 31, 2002 and 2001 of approximately $5,280,000 and $3,088,000, respectively, have been accrued in the accompanying balance sheets for the Series B Preferred Stock.

        In the event of a liquidation of the Company, the holders of the Preferred Stock will be entitled to be paid the subscription price of all outstanding shares, plus any accrued and unpaid dividends, before any payments are made to the holders of common stock.

13.    RECENT ACCOUNTING PRONOUNCEMENTS

        In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These statements require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and prohibits the pooling of interest method and changes the accounting for goodwill from an amortization method to an impairment-only approach. The Company adopted the new method of accounting for goodwill and other intangible assets on January 1, 2002. The new method of accounting for goodwill and other intangible assets applies to all existing and future unamortized balances at the time of adoption. Adoption of SFAS 141 and 142 had no effect on the Company's results of operations.

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities and applies to all legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. This statement is effective for our 2003 fiscal year and early adoption is permitted. We expect to adopt this statement on January 1, 2003 and do not expect the initial adoption to have a material effect on our financial statements.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." This statement requires one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The requirements of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001. The Company adopted this statement on January 1, 2002, and the adoption did not have a material effect on its consolidated financial statements.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The most significant provisions of this statement relate to the rescission of Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt and it also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Under this new statement, any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet certain defined criteria must be reclassified. Generally, SFAS No. 145 is effective for our 2003 fiscal year and may be adopted early. We expect to adopt this statement on January 1, 2003 and do not expect its adoption to have a material effect on our financial statements.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement address financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A fundamental conclusion reached by the FASB in this statement is than an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. This statement also establishes that fair value is the objective for initial measurement of the liability.

        The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. We currently do not expect the adoption of this standard to have a material impact on our financial statements.

        In November 2002, the FASB issued "Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS Nos. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. We adopted the disclosure requirements of this Interpretation during the year ended December 31, 2002.

HARD ROCK HOTEL, INC.

CONDENSED BALANCE SHEETS (unaudited)

(in thousands, except share amounts)

	March 31, 2003	December 31, 2002
Current assets:
Cash and cash equivalents	$11,269	$9,139
Accounts receivable, net of allowance for doubtful accounts of $1,902 and $1,951 as of March 31, 2003 and December 31, 2002, respectively	6,362	10,035
Inventories	1,403	1,736
Prepaid expenses and other current assets	1,707	1,855
Related party receivable	375	116

Total current assets	21,116	22,881

Property and equipment, net of accumulated depreciation and amortization	162,934	165,073
Deferred income taxes	967	817
Other assets	1,585	1,815

TOTAL ASSETS	$186,602	$190,586

Current liabilities:
Accounts payable	$3,217	$3,564
Construction related payables	130	179
Related party payable	383	92
Accrued expenses	10,559	14,733
Interest payable	5,672	2,910
Current portion of long-term debt	988	1,084

Total current liabilities	20,949	22,562

Deferred income taxes	696	696
Long-term debt	138,307	143,289

Total long-term liabilities	139,003	143,985

Total liabilities	159,952	166,547

Commitments and contingencies:
Preferred stock, 9 1/4% Series A Cumulative, no par value, redeemable, 40,000 shares authorized, 28,000 shares issued and outstanding	38,246	37,411

Preferred stock, 9 1/4% Series B Cumulative, no par value, redeemable, one share authorized, issued and outstanding	25,845	25,280

Total preferred stock	64,091	62,691

Shareholders' deficiency:
Common stock, Class A voting, no par value, 40,000 shares authorized, 12,000 shares issued and outstanding	—	—
Common stock, Class B non-voting, no par value, 160,000 shares authorized, 64,023 shares issued and outstanding	—	—
Paid-in capital	7,508	7,508
Accumulated deficit	(44,949)	(46,160)

Total shareholders' deficiency	(37,441)	(38,652)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY	$186,602	$190,586

The accompanying notes are an integral part of these financial statements

HARD ROCK HOTEL, INC.

CONDENSED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

(unaudited)

	Three Months Ended March 31,
	2003	2002
Revenue:
Casino	$14,249	$13,393
Lodging	7,359	6,613
Food and beverage	11,237	9,960
Retail	2,025	2,241
Other income	1,702	1,652

Gross revenues	36,572	33,859
Less: promotional allowances	(2,690)	(2,543)

Net revenues	33,882	31,316

Costs and expenses:
Casino	8,738	7,812
Lodging	1,938	1,734
Food and beverage	5,830	5,030
Retail	915	1,009
Other	878	871
Marketing	1,081	1,939
Related party expenses	1,079	890
General and administrative	4,716	4,133
Depreciation and amortization	2,889	2,913
Pre-opening	12	—

Total costs and expenses	28,076	26,331

Income from operations	5,806	4,985
Other income (expenses):
Interest income	6	12
Interest expense	(3,265)	(3,387)
Other, net	(36)	(88)

Other expenses, net	(3,295)	(3,463)
Income before provision for income taxes	2,511	1,522
Income tax benefit	100	—

NET INCOME	2,611	1,522
Preferred stock dividends	(1,400)	(1,306)

Income applicable to common shareholders	$1,211	$216

BASIC AND DILUTED NET LOSS PER SHARE:
Applicable to common shareholders	$15.93	$2.84

Weighted average number of common shares outstanding	76,023	76,023

The accompanying notes are an integral part of these financial statements

HARD ROCK HOTEL, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands, except supplemental schedule)

(unaudited)

	Three Months Ended March 31,
	2003	2002
Cash flows from operating activities:
Net income	$2,611	$1,522
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,889	2,913
Provision for losses on accounts receivable	142	(132)
Amortization of loan fees	185	184
Loss on sales of property and equipment	36	88
Changes in operating assets and liabilities:
Accounts receivable	3,531	1,330
Inventories	333	270
Prepaid expenses and other current assets	148	(495)
Related party receivable	(259)	—
Increase in deferred income taxes	(150)	—
Accounts payable	(347)	467
Related party payable	291	(52)
Accrued expenses	(4,174)	(1,355)
Interest payable	2,762	2,763

Net cash provided by operating activities	7,998	7,503

Cash flow used in investing activities:
Purchases of property and equipment	(786)	(914)
Proceeds from sales of property and equipment	—	36
Construction payables	(49)	(2,024)
Decrease in other assets	45	28

Net cash used in investing activities	(790)	(2,874)

Cash flows used in financing activities:
Principal payments on long-term debt	(5,078)	(2,641)

Net cash used in financing activities	(5,078)	(2,641)

Net increase in cash and cash equivalents	2,130	1,988
Cash and cash equivalents, beginning of period	9,139	8,591

Cash and cash equivalents, end of period	$11,269	$10,579

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$318	$428

Cash paid (received) during the period for income taxes, net	$—	$—

The accompanying notes are an integral part of these financial statements

Supplemental Schedule of Non-Cash Investing and Financing Activities:

        The value of the 9 1/4% Series A Cumulative Preferred Stock increased by approximately $835,000 and $779,000 in unpaid accrued dividends for the three-month periods ended March 31, 2003 and 2002, respectively.

        The value of the 9 1/4% Series B Cumulative Preferred Stock increased by approximately $565,000 and $527,000 in unpaid accrued dividends for the three-month periods ended March 31, 2003 and 2002, respectively.

        The Company purchased $286,000 of equipment in exchange for indebtedness for the three-month period ended March 31, 2002.

Hard Rock Hotel, Inc.

Notes to Financial Statements

1.    BASIS OF PRESENTATION

        Hard Rock Hotel, Inc. (the "Company"), a Nevada corporation incorporated on August 30, 1993, operates a hotel-casino in Las Vegas, Nevada (the "Resort"). Lily Pond Investments, Inc. ("Lily Pond"), a Nevada corporation controlled and majority owned by Peter Morton, owns all of the voting shares and 93% of the non-voting shares of the Company. Mr. Morton has granted a sublicense to the Company, pursuant to which the Company holds the exclusive right to use the "Hard Rock Hotel" trademark for the Company's operations in Las Vegas. These financial statements also include the development activities of its subsidiary, Pink Taco Corporation ("Pink Taco Corp."), a Nevada corporation, (collectively the "Company"). Pink Taco Corp. was formed in September 2002 to develop a Pink Taco restaurant and bar on the Sunset Strip in West Hollywood, California. These development efforts were abandoned during December 2002. The decision to abandon the development was based on several factors including global uncertainties, the less than robust economy, the recent changes in the Company's management and a desire to focus more on its Las Vegas operations. These financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, certain notes and other information have been condensed or omitted from the interim financial statements presented in this Quarterly Report on Form 10-Q and they do not include all information required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Operating results for the three-month period ended March 31, 2003 are not necessarily indicative of future financial results or the results that may be expected for the year ending December 31, 2003. The unaudited interim financial statements contained herein should be read in conjunction with the audited financial statements and footnotes for the year ended December 31, 2002. The Company has made certain financial statement reclassifications for the 2002 financial statements in order to classify amounts in a manner consistent with the 2003 financial statements which have had no effect upon net income.

2.    LONG-TERM DEBT

        In March 1998, the Company obtained funding of approximately $115.9 million in net proceeds from the offering of $120 million aggregate principal amount of its 9.25%, Senior Subordinated Notes due in 2005 (the "Notes"). Of this amount, approximately $105.6 million was used to pay off an existing credit facility, including accrued interest. Concurrent with the execution of the Notes, the Company secured a senior secured reducing revolving line of credit under a new credit facility (the "Credit Facility") through a group of banks. As of March 31, 2003, the Company had $120.0 million outstanding in Notes and $18.0 million outstanding on its Credit Facility.

  Notes

        Interest on the Notes is payable on each April 1 and October 1. The Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness, including all borrowings under the Credit Facility. The Notes are subject to redemption at the option of the Company, in whole or in part, at any time on or after April 1, 2002, at a premium to the face amount ($120 million) that decreases on each subsequent anniversary date, plus accrued interest to the date of redemption. The Notes contain covenants restricting or limiting the ability of the Company to, among other things, pay dividends, incur additional indebtedness, issue certain preferred stock and enter into transactions with affiliates.

  Credit Facility

        In March 1999, the Credit Facility was amended to increase the line of credit from $67 million to $77 million and, in November 1999, the Company executed an agreement (the "Waiver Agreement") whereby the amount available under the Credit Facility was reduced to $62 million. The Waiver Agreement required the Company to use a portion of the proceeds from the Series A Preferred Stock Issuance to pay down amounts outstanding under the Credit Facility. In addition, certain financial covenants, which the Company was not in compliance with, were waived and modified. In addition, effective June 2000, the Company entered into an additional amendment with regard to the Credit Facility whereby, among other things: (a) the commitment amount available under the Credit Facility was reduced to $42.0 million; (b) the commitment will reduce $2.0 million on the last day of each fiscal quarter commencing March 31, 2001, and will also reduce, beginning September 30, 2001 and on each succeeding September 30, by 50% of excess cash flow, as defined, for the then most recently completed fiscal year; and, (c) Mr. Morton has been released from a make-well agreement, as defined. Based on calculations, the Company generated approximately $1.6 million excess cash flow as defined for the year ended December 31, 2001 and the lenders waived this reduction as the Company entered into an amendment in November 2002. Based on calculations, the Company generated approximately $1.8 million excess cash flow as defined for the year ended December 31, 2002. Accordingly, we expect the commitment will reduce by approximately $0.9 million on September 30, 2003.

        Effective March 2001, the Company entered into another amendment with regard to the Credit Facility whereby the $2.0 million quarterly commitment reduction was deferred to commence with the quarter ending September 30, 2001.

        Effective December 2001, the Company entered into another amendment with regard to the Credit Facility whereby the $2.0 million quarterly commitment reduction for the quarter ending December 31, 2001 was waived.

        The reduction provisions above shall terminate the date upon which the commitment available under the Credit Facility is reduced to $25.0 million. The Credit Facility expires on March 23, 2004.

        Effective November 2002, the Company entered into an amendment with regard to the Credit Facility whereby the Company is permitted to make capital expenditures for expansion projects in an amount not to exceed $13.0 million, provided that the aggregate amount of capital expenditures made do not exceed $7.5 million in any fiscal year or portion thereof and allowing not more than $2.0 million in capital expenditures not made in any fiscal year to be expended in the following fiscal year.

        Effective December 2002, the Company entered into an amendment with regard to the Credit Facility whereby the Company is permitted to purchase and redeem during the period between December 15, 2002 and September 30, 2003, up to $5.0 million of the Notes.

        The Credit Facility contains certain covenants including, among other things, financial covenants, limitations on the Company from disposing of capital stock, entering into mergers and certain acquisitions, incurring liens or indebtedness, issuing dividends on stock, and entering into transactions with affiliates. The Credit Facility is secured by substantially all of the Company's property at the Las Vegas site. Interest on the Credit Facility accrues on all individual borrowings at an interest rate determined at the option of the Company, at either the LIBOR Index plus an applicable margin (not to exceed 3.5% (applicable margin was 3.00% at March 31, 2003) and aggregating 4.6% at March 31, 2003), or the Base Rate, defined as the higher of the Federal Funds Rate plus 0.5%, or the reference rate, as defined, plus an applicable margin (not to exceed 2.25%). The Company chose the LIBOR Index for all of its borrowings outstanding at March 31, 2003. These margins are dependent upon the Company's debt to EBITDA ratio, as defined. Interest accrued on the Base Rate borrowings is due monthly, up to the maturity date, while interest on LIBOR borrowings is due quarterly up to the maturity date.

3.    LEGAL AND REGULATORY PROCEEDINGS

        The Company is a defendant in various lawsuits relating to routine matters incidental to its business.

        Management provides an accrual for estimated losses that may occur and does not believe that the outcome of any pending claims or litigation, in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or liquidity beyond the amounts recorded in the accompanying balance sheet as of March 31, 2003.

4.    RECENT ACCOUNTING PRONOUNCEMENTS

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities and applies to all legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. The Company adopted this statement on January 1, 2003, and the adoption did not have a material effect on its financial statements.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The most significant provisions of this statement relate to the rescission of Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt and it also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Under this new statement, any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet certain defined criteria must be reclassified. The Company adopted this statement on January 1, 2003, and the adoption did not have a material effect on its financial statements.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement address financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A fundamental conclusion reached by the FASB in this statement is than an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. This statement also establishes that fair value is the objective for initial measurement of the liability. The Company adopted this statement on January 1, 2003, and the adoption did not have a material effect on its financial statements.

        In November 2002, the FASB issued "Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS Nos. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted the disclosure requirements of this Interpretation during the year ended December 31, 2002. The Company adopted the other provisions of this statement on January 1, 2003, and the adoption did not have a material effect on its financial statements.

5.    SUBSEQUENT EVENTS

  Tender Offer

        On May 30, 2003, we issued $140.0 million aggregate principal amount of 8 7/8% Second Lien Notes due 2013, which we refer to as the old notes. Concurrently with the offering of the old notes, we entered into a new senior secured credit facility. We used the net proceeds from that offering, together with borrowings under our new credit facility, and cash on hand to redeem or repurchase all of our outstanding 9 1/4% Senior Subordinated Notes due 2005, to repay in full all of our then outstanding senior indebtedness and to pay a portion of the accrued dividends on our outstanding preferred stock. In addition, we exchanged all of our outstanding preferred stock, including accrued and unpaid dividends thereon, for junior subordinated notes.

  Signage

        The Company entered into a $1.3 million conditional sale agreement, payable on or before October 1, 2003, for the manufacture and installation of four full color live video LED sign systems.

$140,000,000

HARD ROCK HOTEL, INC.

8 7/8% Second Lien Notes due 2013

PROSPECTUS

Dated                       , 2003

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        Chapter 78 of the Nevada Revised Statutes (the "NRS"), Article SIXTH of our Articles of Incorporation and Article VII of our Bylaws contain provisions for indemnification of our directors and officers. The Bylaws require us to indemnify such persons to the fullest extent permitted by Nevada law. Each person will be indemnified in any proceeding if he acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal proceeding, had no reasonable cause to believe, was unlawful. Indemnification would cover expenses reasonably incurred, including attorneys' fees, judgments, fines and amounts paid in settlement. Our Bylaws provide that our Board of Directors may cause us to purchase and maintain insurance on behalf of any present or past director or officer insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, regardless of whether we would have the power to indemnify such person.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.    Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit No.	Exhibit
1.1	Purchase Agreement, dated as of May 20, 2003, among the Company and Banc of America Securities LLC, Comerica Securities and Hibernia Southcoast Capital, Inc., as the Initial Purchasers.
3.1(1)	Second Amended and Restated Certificate of Incorporation of the Company.
3.2(2)	Certificate of Amendment of Second Amended and Restated Articles of Incorporation.
3.3(1)	Second Amended and Restated By-Laws of the Company.
4.1	Indenture, dated as of May 30, 2003, by and between the Company and U.S. Bank National Association, as trustee, relating to the 8 7/8% Second Lien Notes due 2013.
4.2	Form of Global 8 7/8% Second Lien Notes due 2013 (included in Exhibit 4.1)
4.3	Registration Rights Agreement, dated as of May 30, 2003, by and between the Company and Banc of America Securities LLC, as representative of the Initial Purchasers.
4.4	Intercreditor Agreement, dated as of May 30, 2003, among the Company, U.S. Bank, N.A. and Bank of America, N.A.
4.5	Form of Junior Subordinated Notes.
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP with respect to the new notes.
5.2*	Opinion of Gordon & Silver, Ltd. with respect to the new notes.
10.1	Credit Agreement, dated as of May 30, 2003, between the Company, Bank of America, N.A. and the lenders referred to therein.
10.2	Second Lien Notes Security Agreement, dated as of May 30, 2003, between the Company and U.S. Bank, N.A.

10.3	Second Lien Notes Trademark Security Interest Assignment, dated as of May 30, 2003, between the Company and U.S. Bank, N.A.
10.4	Second Lien Notes Copyright Security Interest Assignment, dated as of May 30, 2003, between the Company and U.S. Bank, N.A.
10.5	Exchange Agreement, dated as of May 30, 2003, between the Company, Peter A. Morton and Desert Rock, Inc.
10.6(1)	Amended and Restated Supervisory Agreement, dated as of October 21, 1997, between the Company and Peter A. Morton.
10.7(3)	Employment Agreement, dated November 8, 2000, between the Company and James D. Bowen.
10.8(4)	Amendment to Employment Agreement, dated September 7, 2001, between the Company and James D. Bowen.
10.9(5)	Employment Agreement, dated as of May 24, 2002, between the Company and Don Marrandino.
10.10(1)	Trademark Sublicense Agreement, dated October 24, 1997, between the Company and Peter A. Morton.
10.11(1)	Amendment No. 1 to Trademark Sublicense Agreement, dated as of March 23, 1998, between the Company and Peter A. Morton.
10.12	Amendment No. 2 to Trademark Sublicense Agreement, dated as of May 30, 2003, between the Company and Peter A. Morton.
10.13	Security Agreement, dated as of May 30, 2003, between the Company, Bank of America, N.A. and the lenders referred to therein.
10.14	Trademark Security Interest Assignment, dated as of May 30, 2003, between the Company and Bank of America, N.A.
10.15	Copyright Security Interest Assignment, dated as of May 30, 2003, between the Company and Bank of America, N.A.
10.16	Form of Hard Rock Hotel, Inc. 1999 Performance Awards Plan
12.1	Computation of Ratio of Earnings to Fixed Charges for the Company.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Ernst & Young LLP.
23.4*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
23.5*	Consent of Gordon & Silver, Ltd. (included in Exhibit 5.2).
25	Statement of Eligibility of Trustee
99.1	Form of Letter of Transmittal
99.2	Form of Notice of Guaranteed Delivery
99.3	Form of Letter to Clients
99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*
To be filed by amendment.

(1)
Incorporated by reference to designated exhibit to our Registration Statement on Form S-4, filed with the Securities and Exchange Commission on May 21, 1998 (File No. 333-53211).

(2)
Incorporated by reference to designated exhibit to our Report on Form 10-Q, filed with the Securities and Exchange Commission for the quarter ended August 31, 1999 (File No. 333-53211).

(3)
Incorporated by reference to designated exhibit to our Report on Form 10-Q, filed with the    Securities and Exchange Commission for the quarter ended September 30, 2000 (File No. 333-53211).

(4)
Incorporated by reference to designated exhibit to our Report on Form 10-Q, filed with the Securities and Exchange Commission for the quarter ended September 30, 2001 (File No. 333-53211).

(5)
Incorporated by reference to designated exhibit to our Report on Form 10-Q, filed with the Securities and Exchange Commission for the quarter ended September 30, 2002 (File No. 333-53211).

(b)
Financial Statement Schedules.

Schedule II—Valuation and Qualifying Accounts

Years Ended December 31, 2002, 2001 and 2000

(In Thousands)

	Balance at Beginning of period	Additions Charged to Costs and Expenses	Deductions Write-offs Net of Collections	Balance at End of Period
Year ended December 31, 2002:
Deducted from asset accounts:
Allowance for doubtful accounts:	$1,904	$797	$(750)	$1,951
Year ended December 31, 2001:
Deducted from asset accounts:
Allowance for doubtful accounts:	$1,080	$1,245	$(421)	$1,904
Year ended December 31, 2000:
Deducted from asset accounts:
Allowance for doubtful accounts:	$628	$790	$(338)	$1,080

        The Company's provision and allowance for doubtful accounts are based on estimates by management of the collectibility of the receivable balances at each period end. Management's estimates consider, among other factors, the age of the receivables, the type or source of the receivables and the results of collection efforts to date, especially with regard to significant accounts. As of December 31, 2002, the outstanding amount of casino markers and checks deposited and returned by the bank unpaid was approximately $1,357,000, a $556,000 or a 29% decrease over the $1,913,000 approximate balance of these types of delinquent items outstanding as of December 31, 2001. As of December 31, 2001, the outstanding amount of casino markers and checks deposited and returned by the bank unpaid was approximately $1,913,000, a $1,092,000 or a 133% increase over the $821,000 approximate balance of these types of delinquent items outstanding as of December 31, 2000.

Item 22.    Undertakings

        The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

      (i)
      To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii)
      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee' table in the effective registration statement;

      (iii)
      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference to the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrants hereby undertake (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on July 7, 2003.

HARD ROCK HOTEL, INC.
By:	/s/ PETER A. MORTON Name: Peter A. Morton Title: Chairman of the Board, Chief Executive Officer and Secretary

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Brian D. Ogaz and James D. Bowen, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all (1) amendments (including post-effective amendments) and additions to this registration statement and (2) registration statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PETER A. MORTON Peter A. Morton	Chairman of the Board, Chief Executive Officer and Secretary	July 7, 2003
/s/ JAMES D. BOWEN James D. Bowen	Vice President Finance, Chief Financial Officer and Treasurer	July 7, 2003
/s/ GILBERT B. FRIESEN Gilbert B. Friesen	Director	July 7, 2003
/s/ STEPHEN A. MARKS Stephen A. Marks	Director	July 7, 2003

Exhibit Index

Exhibit No.	Exhibit
1.1	Purchase Agreement, dated as of May 20, 2003, among the Company and Banc of America Securities LLC, Comerica Securities and Hibernia Southcoast Capital, Inc., as the Initial Purchasers.
3.1(1)	Second Amended and Restated Certificate of Incorporation of the Company.
3.2(2)	Certificate of Amendment of Second Amended and Restated Articles of Incorporation.
3.3(1)	Second Amended and Restated By-Laws of the Company.
4.1	Indenture, dated as of May 30, 2003, by and between the Company and U.S. Bank National Association, as trustee, relating to the 8 7/8% Second Lien Notes due 2013.
4.2	Form of Global 8 7/8% Second Lien Notes due 2013 (included in Exhibit 4.1)
4.3	Registration Rights Agreement, dated as of May 30, 2003, by and between the Company and Banc of America Securities LLC, as representative of the Initial Purchasers.
4.4	Intercreditor Agreement, dated as of May 30, 2003, among the Company, U.S. Bank, N.A. and Bank of America, N.A.
4.5	Form of Junior Subordinated Notes.
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP with respect to the new notes.
5.2*	Opinion of Gordon & Silver, Ltd. with respect to the new notes.
10.1	Credit Agreement, dated as of May 30, 2003, between the Company, Bank of America, N.A. and the lenders referred to therein.
10.2	Second Lien Notes Security Agreement, dated as of May 30, 2003, between the Company and U.S. Bank, N.A.
10.3	Second Lien Notes Trademark Security Interest Assignment, dated as of May 30, 2003, between the Company and U.S. Bank, N.A.
10.4	Second Lien Notes Copyright Security Interest Assignment, dated as of May 30, 2003, between the Company and U.S. Bank, N.A.
10.5	Exchange Agreement, dated as of May 30, 2003, between the Company, Peter A. Morton and Desert Rock, Inc.
10.6(1)	Amended and Restated Supervisory Agreement, dated as of October 21, 1997, between the Company and Peter A. Morton.
10.7(3)	Employment Agreement, dated November 8, 2000, between the Company and James D. Bowen.
10.8(4)	Amendment to Employment Agreement, dated September 7, 2001, between the Company and James D. Bowen.
10.9(5)	Employment Agreement, dated as of May 24, 2002, between the Company and Don Marrandino.
10.10(1)	Trademark Sublicense Agreement, dated October 24, 1997, between the Company and Peter A. Morton.
10.11(1)	Amendment No. 1 to Trademark Sublicense Agreement, dated as of March 23, 1998, between the Company and Peter A. Morton.
10.12	Amendment No. 2 to Trademark Sublicense Agreement, dated as of May 30, 2003, between the Company and Peter A. Morton.
10.13	Security Agreement, dated as of May 30, 2003, between the Company, Bank of America, N.A. and the lenders referred to therein.

10.14	Trademark Security Interest Assignment, dated as of May 30, 2003, between the Company and Bank of America, N.A.
10.15	Copyright Security Interest Assignment, dated as of May 30, 2003, between the Company and Bank of America, N.A.
10.16	Form of Hard Rock Hotel, Inc. 1999 Performance Awards Plan
12.1	Computation of Ratio of Earnings to Fixed Charges for the Company.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Ernst & Young LLP.
23.4*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
23.5*	Consent of Gordon & Silver, Ltd. (included in Exhibit 5.2).
25	Statement of Eligibility of Trustee
99.1	Form of Letter of Transmittal
99.2	Form of Notice of Guaranteed Delivery
99.3	Form of Letter to Clients
99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*
To be filed by amendment.

(1)
Incorporated by reference to designated exhibit to our Registration Statement on Form S-4, filed with the Securities and Exchange Commission on May 21, 1998 (File No. 333- 53211).

(2)
Incorporated by reference to designated exhibit to our Report on Form 10-Q, filed with the Securities and Exchange Commission for the quarter ended August 31, 1999 (File No. 333-53211).

(3)
Incorporated by reference to designated exhibit to our Report on Form 10-Q, filed with the    Securities and Exchange Commission for the quarter ended September 30, 2000 (File No. 333-53211).

(4)
Incorporated by reference to designated exhibit to our Report on Form 10-Q, filed with the Securities and Exchange Commission for the quarter ended September 30, 2001 (File No. 333-53211).

(5)
Incorporated by reference to designated exhibit to our Report on Form 10-Q, filed with the Securities and Exchange Commission for the quarter ended September 30, 2002 (File No. 333-53211).

QuickLinks

TABLE OF CONTENTS
FORWARD LOOKING STATEMENTS
SUMMARY
RISK FACTORS
THE EXCHANGE OFFER
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
GOVERNMENT REGULATION
MANAGEMENT
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF THE NEW NOTES
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INDEX TO FINANCIAL STATEMENTS
Independent Auditors' Report
Independent Auditors' Report
HARD ROCK HOTEL, INC. BALANCE SHEETS (in thousands, except share and per share amounts)
HARD ROCK HOTEL, INC. STATEMENTS OF OPERATIONS (in thousands, except share and per share amounts)
HARD ROCK HOTEL, INC. STATEMENTS OF SHAREHOLDERS' DEFICIENCY (in thousands, except share amounts)
HARD ROCK HOTEL, INC. STATEMENTS OF CASH FLOWS (in thousands, except supplemental information)
Hard Rock Hotel, Inc. Notes to Financial Statements
HARD ROCK HOTEL, INC. CONDENSED BALANCE SHEETS (unaudited) (in thousands, except share amounts)
HARD ROCK HOTEL, INC. CONDENSED STATEMENTS OF OPERATIONS (in thousands, except share and per share amounts) (unaudited)
HARD ROCK HOTEL, INC. CONDENSED STATEMENTS OF CASH FLOWS (in thousands, except supplemental schedule) (unaudited)
Hard Rock Hotel, Inc. Notes to Financial Statements
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
Schedule II—Valuation and Qualifying Accounts Years Ended December 31, 2002, 2001 and 2000 (In Thousands)
SIGNATURES
POWER OF ATTORNEY
Exhibit Index